       As filed with the Securities and Exchange Commission on February 11, 2000
                                             Registration Statement No.333-93825

==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   FORM S-2
                                AMENDMENT NO. 1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------


                               Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                      60 East South Temple Street, Suite 1225
                            Salt Lake City, Utah 84111
                                 (801) 328-8700
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                              ----------------------

                                THOMAS A. MURDOCK
                                   PRESIDENT
                               Fonix Corporation
                            60 East South Temple Street
                            Salt Lake City, Utah 84111
                                 (801) 328-8700
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                            JEFFREY M. JONES, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                       50 SOUTH MAIN STREET, SUITE 800
                           SALT LAKE CITY, UTAH 84144

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                              ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered               Per Share          Price              Fee
------------------------------------------------------------------------------------------------------------------------


Class A Common Stock,                     1,801,802 shares (1)    $0.55 (2)       $   990,991  (2)   $     262 (2)
$.0001 par value per share

Class A Common Stock,                       200,000 shares (3)    $0.55 (4)       $   110,000  (2)   $      29 (2)
$.0001 par value per share

Class A Common Stock,                    17,718,712 shares (5)    $0.55 (4)       $ 9,745,292  (2)   $   2,573 (2)
$.0001 par value per share

Class A Common Stock,                    21,277,218 shares (6)    $0.55 (2)       $11,702,470  (2)   $   3,089 (2)
$.0001 par value per share

Class A Common Stock,                       400,000 shares (7)    $0.55 (4)       $   220,000  (2)   $      58 (2)
$.0001 par value per share

Class A Common Stock,                    15,466,667 shares (8)    $0.55 (4)       $ 8,506,667  (2)   $   2,246 (2)
$.0001 par value per share

                                        -------------------                       -------------      ----------
    Totals                                56,864,399 shares                       $31,275,420  (9)   $   8,257 (10)
                                        ===================                       =============      ==========
------------------------------------------------------------------------------------------------------------------------




(1)      All shares offered for resale by the Selling Stockholders.

(2) The fee is estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on February 7, 2000.

(3) Represents shares issuable upon exercise of warrants issued to the Selling Stockholders in connection with the 1,801,802 shares of Class A common stock to purchase up to an aggregate amount of 200,000 shares of Fonix's Class A common stock, based on a hypothetical conversion on February 1, 2000, at an exercise price of $1.665 per share.


(4)      Fee calculated pursuant to Rule 457(g)(3).


(5) Represents 200% of the shares issuable upon the exercise by the Selling Stockholders of all of the Repricing Rights issued to the Selling Stockholders in connection with the 1,801,802 shares of Class A common stock, assuming such exercise occurred on February 1, 2000.

(6) Represents shares of Class A common stock issuable upon the conversion by the Selling Stockholders of the Series C 5% Debentures, and includes
         (i) 19,277,218 shares representing 200% of the shares issuable upon a hypothetical conversion of all of the Debentures, assuming such conversion occurred on February 1 ,2000, and (ii) 2,000,000 shares representing shares issuable upon the optional payment by the Company of interest accrued on the outstanding principal amount of the Debentures.

(7) Represents shares of Class A common stock issuable upon exercise of warrants issued to the Selling Stockholders in connection with the Debentures to purchase up to an aggregate amount of 400,000 shares of Fonix's common stock, based on a hypothetical conversion on February 1, 2000, at an exercise price of $1.25 per share.

(8) Represents shares of Class A common stock issuable upon the conversion by the Selling Stockholders of the Series F 6% Convertible Preferred Stock, and includes 15,466,667 shares representing 200% of the shares issuable upon a hypothetical conversion of all of the Series F Preferred Stock, assuming such conversion occurred on February 1, 2000.

(9) The Calculation of Registration Fee table presented in the original filing on December 30, 1999, incorrectly indicated $16,585,871 as the Proposed Maximum Aggregate Offering Price. The correct Proposed Maximum Aggregate Offering Price was $15,909,218. (The fee paid, $4,201, was calculated on the correct amount.) This Amendment No. 1 registers an additional proposed maximum offering price of $15,366,202, for a total of $31,275,420.

(10) Filing fee of $4,201 paid with original filing. Balance of $4,056 paid herewith.

(11) Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of such Class A common stock as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME

EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

==============================================================================

Prospectus                         Subject to Completion dated February 11, 2000


The information in this prospectus is not complete, and it may change. This prospectus is included in a registration statement that Fonix filed with the Securities and Exchange Commission. The Selling Stockholders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities or the solicitation of an offer to buy these securities in any state where an offer to sell or the solicitation of an offer to buy is not permitted. [GRAPHIC OMITTED]








                                 Fonix Corporation
                                    56,864,399

                Class A Common Stock, par value $.0001 per share


     This prospectus covers the sale of up to 56,864,399 shares of Fonix Class A common stock (the "Shares"). Seven stockholders of Fonix Corporation are offering all of the Shares covered by this prospectus. The Selling Stockholders will receive all of the proceeds from the sale of the Shares and Fonix will receive none of those proceeds.


     Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 9 of this prospectus before purchasing any of the Shares offered by this prospectus.

     Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FONX". Nevertheless, the Selling Stockholders do not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer their Shares through any type of public or private transactions.
                              --------------------





     The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                              February 11, 2000
                              -----------------

     Fonix has not registered the Shares for sale by the Selling Stockholders under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

     This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

     Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                Table of contents


Summary about Fonix and this offering..........................................2
Recent developments............................................................5
Important information incorporated by reference................................6
Where to get additional information............................................7
Explanation about forward-looking information..................................8
Risk factors...................................................................9
Information about Fonix Corporation ..........................................19
Management's discussion and analysis of financial
condition and results of operations...........................................19
Special note regarding forward looking statements.............................30
Market price of and dividends on the Company's Class A common stock...........31
Selected financial data.......................................................31
Index to financial statements of Fonix Corporation............................32
Changes in and disagreements with accountants on accounting and financial disclosure..........................................................33
Use of proceeds...............................................................33
Selling security holders......................................................34
Plan of distribution..........................................................41
Legal matters.................................................................42


                              ---------------------



                   Summary about Fonix and this offering

Fonix

     Fonix is a development-stage company that aims to make commercially available a comprehensive package of products and technologies that allow humans to interact with computer and other electronic products in a more efficient, intuitive and natural way than traditional methods such as the keyboard. Specifically, Fonix has developed proprietary automated speech-recognition and related technologies such as text-to-speech, which refers to computer software which can read computer-based text using a synthetic voice, and speech compression, which refers to computer software which can reduce the amount of data required to store or transmit digitally recorded speech while preserving its content and quality. These technologies, as developed to date, use speech recognition techniques that include the use of a proprietary neural network method. Neural networks are computer-based methods which simulate the way the human brain processes information.

     In March 1998, Fonix expanded its suite of human-computer interaction technologies by acquiring AcuVoice, Inc. ("AcuVoice"), a Cupertino, California-based developer of text-to-speech technologies. In September 1998, Fonix acquired Articulate Systems, Inc. ("Articulate"), a leading developer of specialized speech recognition applications used in the health care industry. In October 1998, Fonix acquired Papyrus Associates, Inc. and Papyrus Development Corporation, which are referred to collectively in this prospectus as Papyrus, developers of printing and cursive handwriting recognition products and technologies. Articulate and Papyrus are located in Woburn, Massachusetts.

     On May 19, 1999, Fonix signed an agreement to sell the operations and a significant portion of the assets of its HealthCare Solutions Group, which consisted primarily of the operations of Articulate, to Lernout & Hauspie Speech Products N.V., an unrelated third party. The sale was approved by a majority of Fonix's stockholders, and closed September 1, 1999. The proceeds from the sale were used to reduce certain of the Company's liabilities and provided working capital to allow Fonix to focus on marketing and developing technologies and products offered by its Interactive Technologies Solutions Group as follows:

     o Voice Internet/web access and navigation to retrieve information and execute electronic commerce transactions such as stock trades and quotes, news, weather, sports, travel, and entertainment reservations;

     o Speech and handwriting applications for embedded systems in mobile consumer electronics including personal data assistants ("PDAs"), smart phones, and automobile navigation systems;

     o Integrated pen and voice input for the next generation of computing devices and intelligent appliances such as palmPCs, tablets, smart phones, and kiosks; and

     o Automated dictation and transcription speech recognition for use in natural, open environments without individual training requirements to facilitate personal dictation, meeting and conference transcription, and live closed captioning.

     Fonix markets the technologies it has developed, together with text-to-speech technologies and products acquired from AcuVoice, and handwriting recognition products and applications acquired from Papyrus, through its Interactive Technologies Solutions Group. The present marketing objective of the Interactive Technologies Solutions Group is to form relationships with third parties who can incorporate Fonix technologies into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom Fonix presently has such relationships and with which it may have similar relationships in the future include developers of application software, operating systems, computer, microprocessor chips, consumer electronics, automobile, telephony and other technology products.

     Fonix's principal executive offices are located at 60 East South Temple Street, Suite 1225, Salt Lake City, Utah 84111. Its telephone number is (801) 328-8700. References to Fonix in this prospectus include Fonix and its wholly owned subsidiaries.

This offering

     On December 21, 1998, the Company completed a private placement (the "Equity Offering") of 1,801,802 shares of common stock. Additionally, for each share of common stock issued, the Company issued one "Repricing Right" that entitles the holder thereof to receive upon exercise additional shares of the Company's Class A common stock for no additional consideration according to a formula that is related to the then-prevailing market price of the Company's Class A common stock. The Company also issued warrants to purchase 200,000 shares of the Company's Class A common stock at an exercise price of $1.665 per share in connection with this transaction. The warrants have an exercise period of three years.

     Additionally, on January 29, 1999, the Company entered into a Securities Purchase Agreement with four investors pursuant to which the Company agreed to issue its Series C 5% Convertible Debentures (the "Debentures") in the aggregate principal amount of $4,000,000. The outstanding principal amount of Debentures is convertible at any time at the option of the holder into shares of the Company's Class A common stock at a conversion price equal to the lesser of $1.25 or the average of the closing bid price of the Company's Class A common stock for the five trading days immediately preceding the conversion date multiplied by 80%, subject to adjustment. The Company also issued warrants to purchase 400,000 shares of the Company's Class A common stock at an exercise price of $1.25 per share in connection with this financing. The warrants have an exercise period of three years. On March 3, 1999, the Company executed a Supplemental Agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of the Debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. Interest on the Debentures is payable, at the Company's option, in shares of the Company's Class A common stock. (The January and March 1999 offerings are collectively referred to as the "Debt Offering.")


     In connection with the Debt Offering, two officers and directors and one former officer and director of the Company (together, the "Guarantors") pledged 6,000,000 shares of the Company's Class A common stock beneficially owned by them as collateral security for the Company's obligations regarding the Debentures. Subsequent to the March 1999 funding, the holders of the Debentures notified the Company and the Guarantors that the Guarantors were in default under the terms of the pledge and that the holders intended to exercise their rights to sell some or all of the pledged shares. The holders of the Debentures subsequently informed the Company and the Guarantors that the 6,000,000 pledged shares were sold, and that proceeds from the sale of the shares were used to pay penalties attributable to default provisions of the stock pledge agreement and to reduce the principal balance of the Debentures. As of February 1, 2000, the outstanding principal amount of Debentures is $2,651,107.

     On February 1, 2000, Fonix entered into an agreement with five investors whereby Fonix intends to sell to the investors a total of 290,000 shares of its Series F 6% Convertible Preferred Stock (the "Series F preferred stock"), for $2,750,000 in cash (the Series F Offering"). The Series F Preferred Stock is convertible into shares of Fonix's Class A common stock during the first ninety days following the closing of the transaction at a price of $0.75 per share, and thereafter at the lesser of $0.75 per share or a price equal to 85% of the average of the three lowest closing bid prices in the twenty-day trading period prior to the conversion of the Series F Preferred Stock. Additionally, Fonix has the option of redeeming any outstanding Series F preferred stock.



     In connection with the Equity Offering, the Debt Offering and the Series F Offering the Company agreed to register the shares of Class A common stock issued in the Equity Offering, the repricing shares available in connection with the Equity Offering, the shares of Class A common stock underlying the warrants in the Equity Offering, the shares of Class A common stock underlying the reduced principal amount of Debentures in the Debt Offering, the shares of Class A common stock underlying the warrants in the Debt Offering and the shares of Class A common stock underlying the Series F preferred stock. The Shares covered by this prospectus are the shares of common stock issued or issuable by the Company under the Equity Offering, the exercise of the Repricing Rights, the exercise of the warrants, the conversion of the Debentures and the conversation of the Series F preferred stock.


     Subsequent to the Equity Offering and the Debt Offering, at Fonix's 1999 Annual Meeting of Stockholders, the stockholders approved an amendment to Fonix's Certificate of Incorporation that created a new class of common stock designated as Class B Non-Voting Common Stock, redesignated Fonix's then-current common stock as Class A common stock, and changed each share of then-existing common stock into a share of Class A common stock. The Class B shares were authorized to provide for the conversion of 1,935,000 common shares issued in the acquisition of Articulate Systems, Inc., to a non-voting class of stock as provided in the acquisition agreement, and are not involved in this offering. As such, the shares held by the investor in the Equity Offering, together with the shares underlying the Debentures and the Series F preferred stock, and the warrants issued in connection with the Equity Offering and the Debt Offering, are Class A common shares.

     The shares of Class A common stock covered by this prospectus are designated as "Shares" to distinguish them from other shares of Fonix Class A common stock referred to herein which are not covered by this prospectus.

     Once the registration statement of which this prospectus is part becomes effective with the Securities and Exchange Commission, the Selling Stockholders will be able to sell the Shares in public transactions or otherwise, on the OTC Bulletin Board or in privately negotiated transactions. Those resales may be at the then-prevailing market price or at any other price the Selling Stockholders may negotiate.





                              Recent developments


         Additions of Shares to 1998 Stock Option and Incentive Plan

         At a meeting of the Fonix Board of Directors on January 31, 2000, the members of the Board voted to increase the number of shares of common stock subject to the 1990 Stock Option and Incentive Plan (the "Plan") by 10,000,000 shares. The Plan was adopted on June 1, 1998, and approved by the shareholders of the Company on July 14, 1998. As initially approved by the shareholders, the Plan contained 10,000,000 shares. Prior to increasing the number of shares available under the Plan on January 31, 2000, a total of 9,594,282 options had been granted to employees, directors, and other eligible participants.


     Addition of William A. Maasberg Jr. and Mark S. Tanner to Fonix's Board of Directors

     William A. Maasberg Jr. became a member of Fonix's Board of Directors in September 1999. From December 1997 through February 1999, Mr. Maasberg was a Vice President and General Manager of the AMS Division of Eyring Corporation ("Eyring"). The AMS Division is the manufacturer of Eyring's multi-media electronic work instruction software application. He was also a co-founder and principal in Information Enabling Technologies, Inc. ("ETI"), and LIBRA Corporation ("LIBRA"), two companies focusing on software application development, and served in several key executive positions with both ETI and LIBRA from May 1976 through November 1997. Mr. Maasberg worked for IBM Corporation from July 1965 through May 1976 in various capacities. He received his BS Degree from Stanford University in Electrical Engineering and his MS in Electrical Engineering from the University of Southern California. Mr. Maasberg was re-elected to the Board of Directors at the Company's 1999 Annual Meeting of Stockholders.

     Additionally, Mark S. Tanner was appointed to Fonix's Board of Directors in November 1999. Mr. Tanner is currently the chief financial officer and senior vice president of finance and administration for Mrs. Fields Original Cookies, Inc. Mr. Tanner spent nine years at PepsiCo, where he was chief financial officer for Pepsi International's operations in Asia, the Middle East, and Africa. He was vice president of strategic planning for Pepsi North America, as well as chief financial officer for Pepsi North America's Pepsi East Operations. Mr. Tanner also spent ten years with United Technologies Corporation in various capacities, including director of corporate development. Mr. Tanner holds a BA in economics from Stanford University, and an MBA from the University of California at Los Angeles.

     Sale of HealthCare Solutions Group

     On September 1, 1999, Fonix completed the sale of the operations and a significant portion of the assets of its HealthCare Solutions Group to Lernout & Hauspie Speech Products N.V., an unrelated third party, for up to $28,000,000. At the closing of this transaction, $21,500,000, less certain credits of $194,018 was paid,$2,500,000 was deposited into an 18-month escrow account in connection with the representations and warranties made by Fonix in the sales transaction. Any remaining amount up to $4,000,000 is an earnout contingent on the performance of the HealthCare Solutions Group over the next two years. The Company will not record the contingent earnout, if any, until successful completion of the earnout period. The sale was approved by a majority of Fonix's stockholders. The proceeds from the sale were used to reduce certain of the Company's liabilities and to provide working capital to allow Fonix to focus on marketing and development opportunities for its Interactive Technology Solutions Group.

     Delisting of the Company's Class A common stock from the Nasdaq SmallCap Market

     On June 29, 1999, the Company received a letter from Nasdaq, notifying the Company that unless the minimum bid price for the Company's common stock returned to at least $1.00 per share or more for at least ten consecutive trading days before September 29, 1999, the Company's common stock would be delisted from the Nasdaq SmallCap Market on October 1, 1999. Such action would also trigger certain rights of the holders of the Company's Series C 5%
Convertible Debentures and repurchase rights. In September 1999, the Company appealed the Nasdaq decision to delist the Company's common stock. Nasdaq held a hearing on the Company's appeal on October 28, 1999.

     On December 3, 1999, the Company received notice that its stock had been delisted from the Nasdaq SmallCap Market as of December 3, 1999, in part because the stock price had been below $1.00 per share since approximately March 1999. The Company is currently evaluating its options, including the possibility of appealing the delisting decision. However, the Company's common stock is currently trading on the OTC Bulletin Board. See "Risk Factors - Delisting from the Nasdaq SmallCap Market could have an adverse effect on the liquidity of the Company's Class A common stock and has triggered certain rights of the holders of the Company's Debentures and Repurchase Rights."

     1999 Annual Meeting of Stockholders


     Fonix held its 1999 Annual Meeting of Stockholders October 29, 1999, at which 59,497,418 shares were represented in person or by proxy. The stockholders approved amendments to the Company's certificate of incorporation that (A) created a new class of common stock designated as Class B Non-Voting Common Stock (the "Class B Shares") with 1,985,000 Class B Shares authorized; and (B) redesignated the Company's then-current common stock as Class A Common Stock and changed each share of then-outstanding common stock into a share of Class A Common Stock. Additionally, the stockholders approved an amendment to the Company's certificate of incorporation that increased the number of Class A common shares authorized to be issued from 100,000,000 to 300,000,000 and increased the number of authorized preferred shares from 20,000,000 to 50,000,000. The Class B shares were authorized to provide for the conversion of 1,935,000 common shares issued in the acquisition of Articulate to a non-voting class of stock as provided in the acquisition agreement. The Company does not intend to register its Class B shares. The stockholders also approved a series of transactions in which the Company issued its Series D 4% preferred stock and Series E 4% preferred stock. Finally, the stockholders elected Thomas A. Murdock, Roger D. Dudley, John A Oberteuffer, and William A. Maasberg Jr. to Fonix's Board of Directors, and approved the Board's selection of Arthur Andersen LLP as Fonix's independent public accountants for the fiscal year ended December 31, 1999.




                 Important information incorporated by reference

          For purposes of this prospectus, the Commission allows Fonix to "incorporate by reference" information Fonix has filed and will file with the Commission, which means that Fonix is disclosing important information to you by referring you to other information Fonix has filed with the Commission. The information Fonix incorporates by reference is considered part of this prospectus. Later information that Fonix will file with the Commission automatically will update and supersede the information included in this prospectus. Fonix specifically is incorporating by reference the following documents:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the Commission on April 15, 1999, together with Amendment No. 1 to the Annual Report on Form 10-K, filed with the Commission on August 9, 1999 (except for Item 8 which has been updated to reflect the sale of a business segment and the classification of its net assets and operating activities as discontinued operations, and is included herein)

     o Current Report on Form 8-K, dated December 22, 1998, filed with the Commission on January 7, 1999

     o Quarterly Report on Form 10-Q, for the period ended March 31, 1999, filed with the Commission on May 19, 1999, together with Amendment No. 1 to the Quarterly Report on Form 10-Q filed with the Commission on August 9, 1999

     o Quarterly Report on Form 10-Q, for the period ended June 30, 1999, filed with the Commission on August 19, 1999

     o Current Report on Form 8-K, dated September 1, 1999, filed with the Commission on September 16, 1999, together with Amendment No. 1 to the Current Report on Form 8-K filed with the Commission on November 15, 1999

     o Quarterly Report on Form 10-Q for the period ended September 30, 1999, filed with the Commission on November 22, 1999, together with Amendment No. 1 to the Quarterly Report on Form 10-Q filed with the Commission on December 29, 1999

     o   The   description   of  Fonix's   common  stock   included  in  Fonix's
         Registration Statement on Form 8-A, filed with the Commission on April 1, 1994

     You can request a free copy of any of the filings listed above by writing, calling, e-mailing, or faxing a request to Fonix at:

                   Fonix Corporation, Investor Relations
                     60 East South Temple, Suite 1225
                        Salt Lake City, Utah 84111
                              (801) 328-8700
                            (801) 328-8778 Fax
                         e-mail: invrel@fonix.com

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

     This prospectus is part of a registration statement that Fonix filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in Fonix's belief, all information about such agreements or documents that is material to a decision to invest in the Fonix Shares, but not all terms of all such agreements and documents are described. If you want more information, Fonix refers you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                     Where to get additional information

     Federal securities law requires Fonix to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, Fonix files annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

     o New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048

     o Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

     You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download Fonix's reports, proxy and information statements and other information. Reports and other information concerning Fonix also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 Explanation about forward-looking information

     This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to the financial condition, results of operations, plans, objectives, future performance and business of Fonix. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, Fonix's actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" Fonix has summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. Fonix advises you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

                                 Risk factors

     An investment in Fonix Class A common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. You should carefully consider the risks described below in addition to the other information presented in this prospectus or incorporated by reference into this prospectus before deciding to invest in the Shares covered by this prospectus.

Fonix's  substantial  and  continuing  losses  since  inception,   coupled  with
significant ongoing operating expenses, raise doubt about Fonix's ability to continue as a going concern.

     Since its inception, Fonix has sustained ongoing losses. Such losses are presently continuing due to acquisitions made in 1998, ongoing operating expenses, and a lack of revenues sufficient to offset the increased operating expenses. Because past and current expenses exceed revenues, Fonix had negative working capital of $4,400,201 at September 30, 1999, and has raised capital to fund ongoing operations by private sales of its securities, the terms of which transactions have been highly dilutive and involve considerable expense.
Furthermore, in recent months, the financial condition of the Company has required the Company to negotiate with its creditors to reduce the amount or extend the due date of certain obligations. In its present circumstances, there is substantial doubt about Fonix's ability to continue as a going concern absent immediate and significant sales of its existing products, substantial revenues from new licensing or co-development contracts or a relatively large sale of its securities in the near term.

     Fonix incurred net losses of $18,836,430, for the nine months ended September 30, 1999, and net losses of $43,118,782 and $22,453,948 for the years ended December 31, 1998 and 1997, respectively. As of September 30, 1999, Fonix had negative working capital of $4,400,201 and an accumulated deficit of $114,230,725. For the nine months ended September 30, 1999, Fonix recorded revenues of $351,083. For the year ended December 31, 1998, Fonix recorded revenues from the operations of the AcuVoice and Articulate businesses in the amount of $236,586 and $284,960, respectively. The 1999 revenues are primarily from sales and licensing fees related to the Company's text-to-speech technologies and products. Other than these revenues, Fonix's only revenues to date resulted from one-time non-refundable license fees totaling $2,368,138 paid by Siemens Aktiengesellschaft ("Siemens") for the use of technologies in integrated circuits suitable for telecommunications applications, and for which Fonix had no further obligation whatsoever.

     Fonix expects continuing losses from operations until such time as:

     o current and additional licensing or co-development arrangements with third parties produce revenues sufficient to offset Fonix's ongoing operating expenses; or

     o revenues from the Interactive Technologies Solutions Group technologies and products increase to levels sufficient to exceed Fonix's operating expenses.

Continuing debt obligations could impair Fonix's ability to continue as a going concern.

     During the last half of 1998, Fonix incurred substantial amounts of debt in connection with the acquisitions of Articulate and Papyrus. Most of this debt was paid with the proceeds of the sale of the operations and substantially all of the assets of the Company's HealthCare Solutions Group to Lernout & Hauspie Speech Products N.V. on September 1, 1999. Some of Fonix's remaining debt is payable on demand. Fonix does not presently have sufficient operating capital or revenues to allow Fonix to satisfy these obligations if demand for payment is made and Fonix cannot renegotiate the terms of the debt or otherwise persuade its creditors to withdraw their demand. In such event, Fonix's financial condition and operations could be adversely affected. The following discussion summarizes the extent and nature of such remaining debt.

     In connection with Fonix's acquisition of Articulate in September 1998, Fonix agreed to pay several Articulate employees incentive compensation for continued employment in the aggregate amount of $857,000, in connection with which Fonix issued 8.5% demand notes for $452,900 and recorded an accrued liability of $404,100 for the balance. The principal balance of the notes issued to the Articulate employees was paid out of the proceeds of the sale of the HealthCare Solutions Group. However, accrued interest on the notes of $70,352 was not paid and the Company has requested that the Articulate employees forgive the accrued interest. Negotiations with the Articulate employees continue. The unpaid and accrued interest is presently payable on demand. However, as of the date hereof, Fonix has not received any demand for payment of the accrued interest.

     In connection with Fonix's acquisition of Papyrus in October 1998, Fonix incurred debt obligations in the form of promissory notes to the former stockholders of Papyrus in the aggregate amount of $1,710,000. Fonix paid or obtained forgiveness of $1,632,375 of this indebtedness in September 1999. The balance of $77,625 is presently payable on demand, but as of the date hereof, Fonix has not received a demand for payment.

     The Debt Offering also constitutes debt obligations of the Company, although such obligations are convertible into shares of the Company's Class A common stock. The outstanding principal amount of the Debentures, together with interest accrued thereon, is convertible at any time at the option of the holder into shares of the Company's Class A common stock. To the extent that the outstanding principal amount of the Debentures is not reduced by conversions into Class A common stock, the Debentures and all accrued and unpaid interest thereon are due on January 29, 2002.


     In addition to these notes and obligations, as of February 1, 2000, Fonix owed trade payables in the aggregate amount of approximately $1,282,542, of which $1,203,079 are more than 90 days overdue.


     All of these debt obligations are in addition to Fonix's regularly recurring operating expenses. At present, Fonix's revenues from existing licensing arrangements and products are not sufficient to offset Fonix's ongoing operating expenses or to pay substantial amounts of Fonix's presently due debt. There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect Fonix, its operations and financial condition.

Fonix could be obligated to repurchase the shares of Class A common stock and the Repricing Rights from the investor in the Equity Offering.

     Under the terms of the Equity Offering, the holder of the 1,801,802 Class A common shares and the Repricing Rights may, upon the occurrence of certain events, require the Company to repurchase all or a portion of the holder's Class A common shares or repricing rights received in the Equity Offering, as follows:

     o For each Class A common share with a repricing right, the greater of $1.3875 or the sum of $1.11 plus the product of the Repricing Rate multiplied by the last reported sale price.

     o For each Repricing Right without the associated Class A common share, the product of the Repricing Rate multiplied by the last reported sale price.

     o For each Class A common share without the associated Repricing Right, $1.3875.

     For each of the above examples, the Repricing Rate is determined by calculating the following fraction:

                     (Repricing Price - Market Price)
                     --------------------------------
                                 Market Price


As of February 1, 2000, the Repricing Price was $1.4319, and the market price was $0.24.


     The events which trigger the repurchase rights include a failure by the Company to have a registration statement registering the Class A common shares and the shares underlying the Repricing Rights in the Equity Offering declared effective by June 19, 1999, or the delisting of the Class A common stock from the Nasdaq SmallCap Market. Because both of these events have occurred, the investor in the Equity Offering had the right to exercise the repurchase option. However, the investor waived its right to exercise its Repurchase Rights as a result of the delisting of the Class A common stock from the Nasdaq SmallCap Market, and deferred until March 1, 2000, its right to require repurchase as a result of the Company's failure to register the shares underlying the Repurchase Rights and Class A common stock. If such shares are not registered before March 1, 2000, the investor may exercise the Repurchase Rights.


     If the Repurchase Rights were exercised as of February 1, 2000, and assuming that the Company was required to repurchase all such shares and repricing rights, the Company's obligation under the Repurchase Rights would have been $2624,360. Presently, the Company does not have sufficient cash or other liquid assets to pay the amount which would be due if the holder of the Class A common shares and the Repricing Rights exercised its repurchase rights.


If Fonix does not receive additional capital when and in the amounts needed in the near future, its ability to continue as a going concern is in substantial doubt.

     Fonix anticipates incurring substantial product development and research and general operating expenses for the foreseeable future which will require substantial amounts of additional capital on an ongoing basis. These capital needs are in addition to the amounts required to repay the debt discussed above. Fonix most likely will have to obtain such capital from sales of its equity, convertible equity and debt securities. Obtaining future financing may be costly and will be dilutive to existing stockholders. If Fonix is not able to obtain financing when and in the amounts needed, and on terms that are acceptable to it, Fonix's operations, financial condition and prospects could be materially and adversely affected, and Fonix could be forced to curtail its operations or sell part or all of its assets, including its core technologies.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the conversion of presently issued preferred stock and other securities convertible into common stock.

     Introduction


     Fonix presently has three series of preferred stock outstanding: Series A, Series D and Series F. All of Fonix's presently outstanding preferred stock is convertible into shares of Fonix Class A common stock. The Series A preferred stock was issued in October 1995 and is convertible, one-for-one into 166,667 shares of Fonix Class A common stock at the option of the holder. The Series D preferred stock and the Series F preferred stock are convertible into Fonix Class A common stock according to one of three separate conversion formulas for the Series D preferred stock and one of two conversion formulas for the Series F preferred stock, one of which is based, in part, on the market price of Fonix Class A common stock during the several week period leading up to the conversion date. Fonix previously had a fourth series of preferred stock outstanding, its Series E preferred stock, with terms similar to those of the Series D, but all of the shares of the Series E have been converted into shares of Fonix Class A common stock. A registration statement covering the shares of Class A common stock underlying the Series D and Series E preferred stock, together with warrants issued with the Series D and Series E preferred stock, was declared effective on August 12, 1999. The shares underlying the Series F preferred stock are covered by this prospectus.


     In addition to the Series D preferred stock and the Series F preferred stock, Fonix has other contractual obligations to issue additional shares of its common stock that are dependent on the prevailing market price of Fonix Class A common stock. Specifically, on December 21, 1998, Fonix completed the Equity Offering of 1,801,802 shares of common stock. The investor that participated in the Equity Offering also acquired certain rights (the "Repricing Rights") that entitle the holder to receive that number of additional shares of Fonix Class A common stock for no additional consideration according to a conversion formula described in more detail in the section of the prospectus entitled "Selling Stockholders."

     In addition to the Repricing Rights, Fonix has issued other securities that are convertible into Class A common stock according to a conversion formula that is determined by reference to the market price of the common stock at and around the time of conversion. Specifically, on January 29, 1999, Fonix and four investors entered into a securities purchase agreement which was subsequently supplemented on March 3, 1999, wherein Fonix agreed to issue the Debentures in the aggregate principal amount of $6,500,000 in the Debt Offering. Included among the investors that purchased the Debentures are some of the holders of the Repricing Rights.

     The outstanding principal amount of the Debentures is convertible at any time at the option of the holder into shares of Class A common stock according to a conversion formula described in more detail in the section of this prospectus entitled "Selling Stockholders."

     In connection with the Equity Offering and the Debt Offering, Fonix issued to the investors 200,000 and 400,000 Class A common stock purchase warrants, respectively, having an exercise price of $1.665 and $1.25 per share, respectively, and having a term of three years.


     The following table identifies the number of outstanding shares of the Series D preferred stock, the total number of Repricing Rights outstanding the total principal amount of the Debentures outstanding, and the number of outstanding shares of the Series F preferred stock, and the total number of shares of Class A common stock issuable assuming the hypothetical conversion or exercise of all such preferred stock, Repricing Rights or Debentures as of February 1, 2000. For purposes of this table, Fonix has assumed that the holders of the Series D preferred stock and Series F preferred stock would have elected that conversion price that would yield the greatest number of shares of Class A common stock upon conversion. All calculations exclude the issuance of shares of Class A common stock as payment of dividends accrued on the Series D preferred stock and Series F preferred stock and interest on the Debentures at the date of conversion, as well as shares of Class A common stock issued upon conversion of the Series D preferred stock and Series C Debentures prior to February 1, 2000.



                               Number of Convertible    Shares of Class A         Percent of  Class A
                               Securities Outstanding/  Common Stock              Common Stock Owned
                               Principal Amount of      Issuable Upon             By Holders After
Convertible Security           Debentures               Conversion or             Conversion
                                                        Exercise
---------------------------    ----------------------   ---------------------  -  ----------------------

Series D Preferred Stock                      310,000       28,349,337                17.03%
Repricing Rights                            1,801,802        6,798,199                 4.69%
Debentures                                $ 2,651,107       10,587,488                 7.12%
Series F Preferred Stock                      290,000        7,733,333                 5.30%

                               ----------------------   ---------------------

                      Total                                 53,468,357                30.07%

                                                        =====================


     The following table describes the number of shares of Class A common stock that would be issuable assuming all of the presently issued and outstanding shares of Series D preferred stock and Series F preferred stock were converted, the Repricing Rights were exercised on the terms most beneficial to the holder, and the principal amount of the Debentures presently outstanding were converted, and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts. The table excludes effect of the issuance of shares of common stock upon payment of accrued dividends or interest and also excludes differences among the various methods of calculating the applicable conversion or exercise price.


                                 Shares of Class A Common Stock Issuable Upon Conversion or Exercise of
--------------------------    ----------------------------------------------------------------------------    --------------------
                                                                                                              Total Class A
Hypothetical Conversion/      Series D             Series F          Repricing                                Common Stock
Exercise Price                Preferred Stock      Preferred Stock   Rights               Debentures          Issuable
--------------------------    -----------------    ----------------- -----------------    ----------------    --------------------
          $0.25                24,800,000           23,200,000         8,518,199          10,604,428              67,122,627
          $0.75                 8,266,667            7,733,333         1,638,198           3,534,809              21,173,007
          $1.50                 4,133,333            3,866,667                 0           1,767,405               9,767,405
          $2.25                 2,755,556            2,577,778                 0           1,178,270               6,511,604
          $3.00                 2,066,667            1,933,333                 0             883,702               4,883,702


     Given the structure of the conversion formulas applicable to the Series D preferred stock and Series F preferred stock, and the other convertible securities described above, there effectively is no limitation on the number of shares of Fonix Class A common stock into which such convertible securities may be converted or exercised. As the market price of the Fonix Class A common stock decreases, the number of shares of Fonix Class A common stock underlying the Series D preferred stock and such other convertible securities continues to increase. The following specific risk factors relative to this dilution should be considered before deciding to purchase the Shares offered by this prospectus.

     Overall Dilution to Market Price and Relative Voting Power of Previously Issued Common Stock


     The conversion of the Series D preferred stock and the Series F preferred stock, the exercise of the Repricing Rights and the conversion of the Debentures may result in substantial dilution to the equity interests of other holders of Fonix Class A common stock. Specifically, the issuance of a significant amount of additional Fonix Class A common stock would result in a decrease of the relative voting control of Fonix Class A common stock issued and outstanding prior to the conversion of the Series D preferred stock and the Series F preferred stock, the exercise of the Repricing Rights and the conversion of the Debentures. Furthermore, public resales of Fonix Class A common stock following the conversion of the Series D preferred stock and the Series F preferred stock, the exercise of the Repricing Rights or the conversion of the Debentures likely would depress the prevailing market price of Fonix Class A common stock. Even prior to the time of actual conversions, exercises and public resales, the market "overhang" resulting from the mere existence of Fonix's obligation to honor such conversions or exercises could depress the market price of Fonix Class A common stock.


     Increased Dilution With Decreases in Market Price of Class A Common Stock


     The Debentures and outstanding shares of Series D preferred stock and the Series F preferred stock are convertible, and the Repricing Rights are exercisable, at a floating price that may and likely will be below the market price of Fonix Class A common stock prevailing at the time of conversion or exercise. As a result, the lower the market price of Fonix Class A common stock at and around the time the holder converts or exercises, the more Fonix Class A common stock the holder of such convertible securities receives. Any increase in the number of shares of Fonix Class A common stock issued upon conversion or exercise as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph of this risk factor.


     Increased Potential for Short Sales


     Downward pressure on the market price of Fonix Class A common stock that likely would result from sales of Fonix Class A common stock issued on conversion of the Series D preferred stock and the Series F preferred stock, the exercise of the Repricing Rights or the conversion of the Debentures could encourage short sales of Class A common stock by the holders of the Series D preferred stock and the Series F preferred stock, the Repricing

Rights, the Debentures or others. Material amounts of such short selling could place further downward pressure on the market price of Fonix Class A common stock.

     Limited Effect of Restrictions on Extent of Conversions


     The holders of the Series D preferred stock and the Series F preferred stock, the Repricing Rights, and the Debentures are prohibited from converting their preferred stock or exercising their Repricing Rights into more than 4.999% of the then outstanding Fonix Class A common stock. This restriction, however, does not prevent such holders from either waiving such limitation or converting or exercising and selling some of their convertible security position and thereafter converting or exercising the rest or another significant portion of their holding. In this way, individual holders of Series D preferred stock and the Series F preferred stock and the Repricing Rights could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never holding more than 4.999% at a time.


     Similarly, the holders of the Debentures have agreed to limit their aggregate daily sales of Fonix's common stock received upon conversion of the Debentures to 10,000 shares per day unless the conversion price exceeds certain minimums, in which case the holders of the Debentures may sell up to the greater of 100,000 shares or 10% of the previous day's trading volume per day. Nevertheless, the holders of the Debentures could, in a short period of time, sell large quantities of shares of Class A common stock into the market, compounding the risks of dilution described earlier in this risk factor.

     Payment of dividends and interest in shares of Class A common stock may result in further dilution


     Under the terms of the Series D preferred stock, the Series F preferred stock and the Debentures, the Company has the option to pay dividends and interest on the preferred stock and Debentures, respectively, in shares of the Company's Class A common stock. The dividends and interest accrue from the date of the purchase of the preferred stock and Debentures, respectively. As such, a decision by the Company to pay such dividends and interest in shares of Class A common stock could result in a substantial increase in the number of shares issued and outstanding and could result in a decrease of the relative voting control of Fonix Class A common stock issued and outstanding prior to such payment of dividends and interest.

If Fonix has difficulty capitalizing on recent acquisitions, its operations and financial prospects could be adversely affected.

     In 1998, Fonix completed the acquisitions of AcuVoice, Articulate, and Papyrus. Notwithstanding the sale of the HealthCare Solutions Group, Fonix's acquisitions of AcuVoice and Papyrus present risks including at least the following:

     o Fonix may have difficulty financing ongoing operations of acquired businesses to the extent such businesses are not generating positive cash flows;

     o Fonix may have difficulty combining or integrating the technology, operations, management or work force of the acquired businesses with Fonix's or its subsidiaries' existing operations;

     o Fonix may have difficulty retaining the key personnel of the acquired businesses;

     o   Fonix may have difficulty  expanding  Fonix's  financial and management
         controls  and  reporting   systems  and   procedures  to  the  acquired
         businesses;

     o Fonix may have difficulty maintaining uniform standards, controls, procedures, and policies across its entire organization, including the acquired businesses; and

     o There may be increased commitment of management resources and related expenses resulting from efforts to integrate and manage acquired businesses located at a distance from Fonix's principal executive offices and research facilities.

Fonix has only a limited product offering and many of its key technologies are still in the development stage.

     There presently are only a limited number of commercially available applications or products incorporating the Fonix technologies. Fonix markets its automated speech recognition, text-to-speech, and handwriting recognition technologies and products for embedded applications, and Internet and telephony applications. However, the marketing of these technologies and products is in its initial start-up phase with no material funding commitments or meaningful sales. These product offerings are still relatively limited and have not generated significant revenues to date. An additional element of Fonix's business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements, and license arrangements with third parties. In addition to a master collaboration agreement with Infineon (formerly the semi-conductor group of Siemens AG), the Company has recently entered into licensing and joint-marketing agreements with Intel and Microsoft. These agreements are based on joint marketing and application development for specific end-users or customers. There can be no assurance that these collaboration or manufacturing agreements will produce license or other agreements which will generate material revenues for Fonix.

The market for many of Fonix's technologies is largely unproven and may never develop sufficiently to allow Fonix to capitalize on its technology and products.

     The market for human-computer interaction technologies, including automated speech recognition technologies, text-to-speech and handwriting recognition, is relatively new. Additionally, Fonix's technologies are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the human-computer interaction marketplace. The financial performance of Fonix will depend, in part, on the future development, growth, and ultimate size of the market for human-computer interaction applications and products generally, and applications and products incorporating Fonix's technologies and applications. The applications and products which incorporate Fonix's technologies will be competing with more conventional means of information processing such as data entry, access by keyboard or touch-tone telephone, or professional dictation services. Fonix believes that there is a substantial potential market for applications and products incorporating advanced human-computer interface technologies including speech recognition, speech synthesis, speech compression, speaker identification and verification, handwriting recognition, pen and touch screen input, and natural language understanding. Nevertheless, such a market for Fonix's technologies or for products incorporating Fonix's technologies may never develop to the point that profitable operations can be achieved or sustained.

Competition from other industry participants and rapid technological change could impede Fonix's ability to achieve profitable operations.

     The computer hardware and software industries are highly and intensely competitive. In particular, the human computer interaction market sector and specifically the speech recognition, computer voice and communications industries are characterized by rapid technological change. Competition in the market sector of human-computer interaction technology is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technology or material improvements to existing technologies by Fonix's competitors may render Fonix's technologies less attractive or even obsolete. Accordingly, the success of Fonix will depend upon its ability to continually enhance its technologies and interactive solutions and products to keep pace with or ahead of technological developments and to address the changing needs of the marketplace. Some of Fonix's competitors have greater experience in developing, manufacturing and marketing human computer interface technologies, applications and products, and some have far greater financial and other resources than
Fonix, or its potential licensees and co-developers, as well as broader name-recognition, more-established technology reputations, and mature distribution channels for their products and technologies. Barriers to entry in the software industry are low, and as the market for various human computer interaction products expands and matures, Fonix expects more entrants into this already competitive arena.

Fonix's independent public accountants have included a "going concern" paragraph in their reports for the years ended December 31, 1998, 1997 and 1996.

     The independent public accountants' reports for Fonix's financial statements for the years 1998, 1997, and 1996 include an explanatory paragraph regarding substantial doubt about Fonix's ability to continue as a going concern.
This may have an adverse effect on the Company's ability to obtain financing.

Delisting from the Nasdaq SmallCap Market could have an adverse effect on the liquidity of the Company's Class A common stock and has triggered certain rights of the holders of the Company's Debentures and Repurchase Rights.

     Until recently, the Company's Class A common stock traded on the Nasdaq SmallCap market which requires, for continued listing, a minimum bid price of at least $1.00 per share. At June 29, 1999, the Company's Class A common stock had traded below $1.00 for more than thirty consecutive trading days. On June 29, 1999, the Company received a letter from Nasdaq indicating that unless the minimum bid price for the Company's Class A common stock returned to at least $1.00 per share for at least ten consecutive trading days prior to September 29, 1999, the Company's shares would be delisted from the Nasdaq SmallCap Market on October 1, 1999. The Company appealed Nasdaq's notice and listing determination in September 1999. Nasdaq held a hearing on the matter on October 28, 1999.

     On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market, in part because the stock price had been below $1.00 per share since approximately March 1999. The Company is currently evaluating its options, including the possibility of appealing the delisting decision. However, the Company's Class A common stock is currently trading on the OTC Bulletin Board.

     The result of delisting from the Nasdaq SmallCap Market could be a reduction in the liquidity of any investment in the Company's Class A common stock, even if the Class A common stock continues to trade on the OTC

Bulletin Board. Further, delisting could reduce the ability of holders of the Company's Class A common stock to purchase or sell shares as quickly and as inexpensively as they have done historically.


     Additionally, the delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was an event of default under the terms of the Debentures and the Equity Offering. Upon the occurrence of an event of default, the full principal amount of all of the Debentures then outstanding, together with accrued interest and all other amounts owing in respect thereof, became immediately due and payable in cash. However, the holders of the Debentures have waived this event of default. Presently, the Company does not have sufficient cash or other liquid assets to pay the amount which would be due if the holders of the Debentures had not waived the default. As of February 1, 2000, the outstanding principal amount of Debentures is $2,651,107.


     Finally, the delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was a triggering event giving rise to certain repurchase rights in connection with the Equity Offering. The investor has the right to require Fonix to repurchase some or all of the investor's Class A common shares and Repricing Rights received in the Equity Offering. However, the Equity Offering investor has waived this event of default. Presently, the Company does not have sufficient cash or other liquid assets to pay the amount which would be due if the holders of the repurchase rights had not waived the default.


Fonix's operations and financial condition could be adversely affected by Fonix's failure or inability to protect its intellectual property or if Fonix's technologies are found to infringe the intellectual property of a third party.

     Dependence on proprietary technology

     Fonix's success is heavily dependent upon its proprietary technology. On June 17, 1997, the United States Patent and Trademark Office issued U.S. Patent No. 5,640,490 entitled "A User Independent, Real-time Speech Recognition System and Method" (the "'490 Patent"). The patent has a 20-year life running from the November 4, 1994 filing date, and has been assigned to Fonix. This patent covers certain elements of the Fonix voice recognition technologies. Fonix has acquired two other patents and has filed ten additional United States and foreign patent applications. In addition to its patents, Fonix relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Such means of protecting Fonix's proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that Fonix takes, it may be possible for unauthorized third parties to duplicate aspects of the Fonix technologies or the current or future products or technologies of its business units or to obtain and use information that Fonix regards as proprietary. Additionally, Fonix's competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce Fonix's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others.

     The Company has agreed to pledge the '490 Patent as additional security for the repayment of the Debentures. While the Company has not executed a pledge agreement in favor of the holders of the Debentures, it may be required to do so in the future. A breach of the Company's obligations under such Debentures could result in a loss of the Company's control of or rights under the '490 Patent.

     Risks of infringement by Fonix upon the technology of unrelated parties or entities

     Fonix is not aware and does not believe that any of its technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to its current or future technologies or products or products manufactured by others and incorporating Fonix's technologies. Fonix expects that participants in the human-computer interaction industry increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause development delays, or require Fonix to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. As a result, infringement claims could have a material adverse affect on Fonix's business, operating results, and financial condition.

Fonix is subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom Fonix depends, in part, for its operations, will cease to be involved with Fonix.

     Fonix is dependent on the knowledge, skill and expertise of several key scientific employees and independent contractors, including John A. Oberteuffer, Ph.D., C. Hal Hansen, Dale Lynn Shepherd, R. Brian Moncur, and Tony R. Martinez, Ph.D., and its executive officers, Thomas A. Murdock and Roger D. Dudley. The loss of any of the key personnel listed above could materially and adversely affect Fonix's future business efforts. Although Fonix has taken reasonable steps to protect its intellectual property rights including obtaining non-competition and non-disclosure agreements from all of its employees and independent contractors, if one or more of Fonix's key scientific or executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on Fonix. Fonix does not presently have any key man life insurance on any of its employees.

Mediation and arbitration between the Company and the Oregon Graduate Institute could adversely affect Fonix if Fonix is found to be in default of certain agreements.

     On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that Fonix had defaulted under three separate agreements between Fonix and OGI in the total amount of $175,000. On or about September 23, 1999, the Company responded to OGI's demand and denied the existence of a default under the three agreements identified by OGI. Moreover, the Company asserted a counterclaim against OGI in an amount not less than $250,000. The arbitrator appointed by the American Arbitration Association will conduct a scheduling conference in January 2000 to set dates for the proceeding, including the date of the arbitration hearing.

     Fonix believes the OGI arbitration claims are without merit, and intends to press its counterclaim against OGI. However, if Fonix is found to have defaulted under one or more of the agreements with OGI, Fonix may be required to pay the asserted amount of damages arising from the default or other amounts awarded in the arbitration. At a minimum, the ongoing nature of the action will result in some diversion of management time and effort from the operation of the business.

     In addition to the legal matters described above, Fonix is involved in other litigation that is routine or does not involve material liabilities and therefore is not separately discussed in this prospectus.

Year 2000 problems could adversely affect Fonix.


     Prior to January 1, 2000, there was widespread concern that computer systems could experience problems handling dates beyond the year 1999. This was referred to as the "Year 2000" issue. It was believed that some computer programs or computer hardware could recognize a date using "00" as the year 1900 rather than the year 2000, and that this could result in a system failure or miscalculations causing disruption of operations.

     In anticipation of the Year 2000 issue, the Company took steps to ensure that its technologies, software, and hardware, as well as its operations and systems would properly recognize dates beyond December 31, 1999. The Company also gathered information about the Year 2000 compliance of its significant third party equipment and software suppliers. These efforts were made in an attempt to prevent any disruption of the Company's business on or after January 1, 2000, due to the Year 2000 issue.


     Since January 1, 2000, the Company has experienced no difficulties or business disruptions resulting from the Year 2000 issue. Similarly, to date the Company is not aware of any external agent or supplier who has suffered a Year 2000 issue that will materially impact the Company's results of operations, liquidity, or capital resources.

     While management intends to continue to monitor the Year 2000 issue and any impact on the Company, management currently has no plans to devote significant time or resources to the Year 2000 issue. Nevertheless, any problems which arise in relation to the Year 2000 issue could adversely affect Fonix's business, operating results, or financial condition.


Fonix has no dividend history and no intention to pay dividends in the foreseeable future.

     Fonix has never paid dividends on or in connection with any class of its common stock and does not intend to pay any dividends to common stockholders for the foreseeable future.

There may be additional unknown risks which could have a negative effect on Fonix.

     The risks and uncertainties described in this section are not the only ones facing Fonix. Additional risks and uncertainties not presently known to Fonix or that Fonix currently deems immaterial may also impair its business operations. If any of the foregoing risks actually occur, Fonix's business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of Fonix Class A common stock could decline and you may lose all or part of your investment.


                       Information about Fonix Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

THIS STATEMENT OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED BY THE COMPANY AND DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K, AS AMENDED, FOR THE YEAR ENDED DECEMBER 31, 1998.

Overview

Corporate Summary

     Fonix is a development stage company engaged in marketing and developing of proprietary human/computer interaction technologies. Specifically, the Company has developed neural network-based automated speech recognition ("ASR"), as well as text-to-speech ("TTS"), handwriting recognition ("HWR") and speech compression technologies packaged in products salable to a wide range of customers. (ASR, TTS, HWR and speech compression technologies are sometimes collectively referred to as "core technologies".) The Company expects to continue to make commercially available products utilizing its core technologies which enable computers and electronic devices to interact with people on human terms rather than humans conforming to the process of a machine. The Company believes this new efficient, intuitive and natural method of human/computer interaction will eventually replace traditional interaction tools such as the keyboard and mouse in a broad range of mass market, industrial, embedded and server-based applications.

     Fonix is pursuing revenue opportunities through generation of non-recurring engineering fees, product and technology license royalties, product sales and product support maintenance contracts. The Company markets its products and core technologies to software developers, consumer electronic manufacturers (including producers of computer processors or chips), third party product developers, operating system developers, network and share-ware developers and Internet and web related companies. The Company focuses marketing toward both embedded systems applications and server-based solutions for Internet and telephony voice activated applications.

     Manufacturers of consumer electronic products, software development and Internet content use Fonix core technologies to simplify the use of their
products  and  increase  product  functionality   resulting  in  broader  market
opportunities and significant competitive advantage. Unlike traditional stand-alone consumer speech and language technologies, Fonix solutions support multiple platforms, are environment and speaker independent, while providing easy integration within a relatively small memory requirement.

Competitive Advantages of Core Technologies

     Fonix core technologies have key competitive advantages that differentiate them from other speech and handwriting technology companies.

     ASR. Fonix researchers have developed and patented what the Company believes to be a fundamentally new and unique approach to the analysis of human speech sounds and the contextual recognition of speech. The core ASR technologies attempt to approximate the techniques employed by the human auditory system and language understanding centers in the human brain. The ASR technologies use information in speech sounds perceptible to humans but not discernible by current ASR systems. The ASR technologies also employ neural network technologies (artificial intelligence techniques) for identifying speech components and word sequences contextually, similar to the way in which scientists believe information is processed by the human brain. As presently developed, the phonetic sound recognition engine is comprised of several components including audio signal processing, a feature extraction process, a phoneme estimation process, and a linguistic process based on proprietary neural net technologies that are designed to interpret human speech contextually. This development has yielded a proprietary ASR system utilizing a unique front-end analysis of the acoustic speech signal, a neural net-based phoneme identifier, and a neural-net architecture for back-end language modeling. The latter component is known as MULTCONS or multi-level temporal constraint satisfaction network. These developments have been the subject of two issued patents and several pending patents. In addition, the Company has acquired a related patent covering the front-end recognition process.

     The Company believes the reliable recognition of natural, spontaneous speech spoken by one or more individuals in a variety of common environments by means of a conveniently placed microphone will significantly improve the performance, utility and convenience of applications such as computer command and control, voice activated navigation of the Internet, data input, text generation, telephony transactions, continuous dictation, and other applications in both embedded and server based applications.

     Fonix has pursued the development of these ASR technologies to produce salable products and gain market share by overcoming the limitations of currently available commercial ASR systems and broadening the market acceptance and use of human/computer interaction technologies. Key benefits resulting from Fonix proprietary ASR technologies which differentiate Fonix ASR products and technologies from other currently available competitive products include:

1. Significantly reduced computer memory requirements allowing speech recognition to operate in embedded system environments, or enabling server-based systems to operate with significantly more simultaneous users because memory requirements do not encumber as much operating system resources as competitive traditional systems.
2. Significantly reduced power requirements making Fonix technologies available for use in a host of smaller computing solutions with limited battery/power capacity and enabling more simultaneous users on server-based systems.
3. Speaker independence allowing various speakers to use the same system without the system being trained to a particular user's voice and dialect.
4. Excellent noise cancellation qualities allowing the ASR system to extract ambient background noise, thus allowing higher recognition rates in noisy environments.
5.   Highly reduced need for headsets or tethered microphones.
6. Rapid porting to multiple computer chip platforms and operating systems to create broad product demand.
7. The Fonix Accelerated Applications Speech Technology (FAAST) product is a leading edge, visual, integrated development environment which allows customers to build applications in a rapid time frame with a high rate of success and little outside resources thereby accelerating product time to market.

     The Company believes that its ASR technologies offer unique speech processing techniques that will improve a broad range of computing solutions and accelerate and enhance integration of human/computer interaction technologies into products, applications, solutions and devices.

     Although these plans represent management's beliefs and expectations based on its current understanding of the market and its experience in the industry, there can be no assurance that actual results will meet these expectations. See "Certain Significant Risk Factors." During 1997, 1998, and the nine months ended September 30, 1999, the Company has expended $7,066,294, $12,109,065, and $5,289,038, respectively, on ASR research and development activities. Since its inception (October 1, 1993), the Company has spent $35,365,904 on research and development ("R&D") of its ASR technologies. The Company expects that a substantial part of its capital resources will continue to be devoted to research and development of ASR technologies and other proprietary technologies for the foreseeable future.

     TTS. Fonix text-to-speech products include a small, proprietary vocabulary-true human-quality synthetic voice with full prosody and an unlimited vocabulary text-to-speech engine initially developed by AcuVoice and purchased by Fonix in 1998. All TTS products are sold under the Fonix brand name.

     The Company's TTS products began as a new approach to synthesized speech, a system using actual recordings of "units" of human speech (i.e., the sound pulsation). Since the unit of speech often consists of more than one phoneme (sound), Fonix's approach has been called a "large segment concatenative speech synthesis" approach. Other companies such as DEC and AT&T began in the early 1960s and continue until the present to use a method called "parametric speech synthesis." Parametric systems have problems of speech quality, because their unit is not an actual recording, but a computer's version of what a human voice sounds like. Poor speech quality also occurs because the parametric unit consists, for the most part, of a single phoneme, such as the "t" in the word "time." Fonix synthetic speech products have been recognized as high quality, human sounding engines which include full voice inflection, intonation and clarity. Fonix' large vocabulary TTS ("LVTTS") engine won awards as "best text-to-speech" product at the Computer Technology Expo '97 and '98 and the best of show award at AVIOS '97. Presently LVTTS products are sold to end-users, systems integrators and OEMs in telecommunications, multi-media, educational and assistive technology markets.

     The products include the Fonix AV 1700 TTS system for end-user desktop and laptop system use. The Fonix AV 2001 SDK is a software development kit for developers of telephony applications. Run-time software licenses for the AV 2001 are offered for applications developed with the SDK. The SDK supports major computer telephony platforms.

     During the nine months ended September 30, 1999, the Company received in the aggregate, $348,726 in revenue from licensing or sale of the TTS technologies and products compared to pro-forma revenue of $246,382 for the comparable nine month period of 1998.

     HWR. In October 1998, Fonix acquired Papyrus Associates, Inc. ("Papyrus"), including its Allegro handwriting recognition software. The Allegro handwriting recognition software is a single letter recognition system like the popular
Graffiti handwriting recognition software for the PalmPilot PDA. However, Allegro's alphabet is all natural in appearance involving lower case letter making. The Allegro system is easy to use and requires practically no learning. Allegro is sold by Purple Software in England for the Psion Series 5 hand-held PC. This software has also been licensed to Philips for use with its line of smart cell phones. Allegro is also the subject of a sales agreement with Lucent Technologies for use in its Inferno operating system. Papyrus has also developed cursive handwriting recognition software which recognizes naturally-written whole words. This cursive technology is only available as a licensed product to OEM customers. Both the Allegro and the cursive handwriting recognition software are user independent and require no training on the software.

     During the nine months ended September 30, 1999, the Company received $2,357 in revenue from licensing or sale of the handwriting recognition technologies compared to pro-forma revenue of $190,147 for the comparable nine month period of 1998.

Market Strategy

     The world-wide market for ASR, TTS and HWR technologies and products is newly emerging. Currently, only a small portion of prospective applications for these human/computer interaction technologies has reached the critical point of commercial viability. Among the largest current markets developing or employing speech technologies are applications in the telephony and call centers, automatic desktop dictation software, telematic, personal hand-held communication solutions, Internet voice portals and research and development markets.

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Historically,  development  of speech  products in an  emerging  market has been
affected  by  declining  margins,  large  memory  requirements,   non-extendable
technology, operating system platform dependence, lack of integration and non-recurring engineering dependence. Recently, several forces have driven
market  trends  toward  accelerated  demand  for  speech  including   technology
convergence (more speech products companies and proliferation of the world wide web), explosive growth in mobile personal communications and organization devices, and legislative concerns for consumer safety and handicap access to technology.

     The Company has strategically sought markets for its core technologies with high margins, broad use, rapid development and market emergence/presence. Fonix has also strategically avoided markets with low margins which are commodity driven, subject to continuous price compression and require massive, costly customer support systems.

     The Company's current marketing strategy is governed by the following general principles:

1. Specific focus on markets where current revenues can be realized through a market driven approach and away from markets focusing on continued research and development.
2. Pursuit of customers who enjoy dominant or significant market share in their respective markets and who display financial ability and marketing organization to rapidly bring products to market.
3. Pursuit of integration into customer products where Fonix technology is directly compatible and can go to market with minimal additional development engineering.
4. Partner with customers who have existing marketing channels in place and leverage product sales through those channels.
5. Generally position Fonix as a provider of second tier customer support, providing training and tools for Fonix customers who create excellent front line support systems for their end-user customers.

     Because the Company is pursuing integration into mass market, industrial, general business and personal electronic products and computing solutions, lead time to revenue generation is longer than retail, commodity driven software products. The Company's products sold and integrated into customer applications are subject to both customer production schedules and customer success in marketing the products and generating product sales. The Company's revenues are thus subject to delays and possible cancellation resulting from customer integration delays.

     To bring the Company's proprietary technologies to market, Fonix has focused marketing and product development into embedded markets and server-based markets.

Embedded Markets

     Increasingly efficient and powerful computing solutions have rapidly developed new markets by creating smaller, more convenient devices equipped with personalized functions. These devices include PDAs (personal digital assistants), cellular phones, web pads, wireless communications devices, and other consumer electronics. A significant deterrent to full functionality of powerful yet small computing devices is the current need for a keyboard and/or a mouse to interface with the device. Recent integration of HWR technology has helped to increase the demand for natural, intuitive human/computer interactions with these devices and has helped markets to emerge ready to pay for speech recognition and synthetic speech in computing solutions. The next step to greater human/computer interaction is to integrate speech into these products. Other product developments are driving additional interest in human/computer technologies including new products (electronic books, wearable computers), testing of smart appliances and toys (VCRs, answering machines, wireless phones, climate control systems) and automotive applications (command and control, hands free cellular phones and voice activated navigation systems).

     Historically, micro processors did not contain enough memory or computing power (MIPS) to operate most ASR and TTS applications. This created a significant problem for embedded markets. Adding the hardware necessary to boost memory and computing power would increase the price of devices higher than consumer markets would tolerate.

     Because of proprietary engineering innovations, Fonix ASR and TTS technologies have memory and power requirements that fall well within tolerances needed to speech enable applications using existing 16 bit and 32 bit processors. To capitalize on this distinct competitive advantage, Fonix is pursuing sales and partnership relationships with companies offering embedded products for mass consumer markets, industrial applications and business computing solutions.

     Fonix has identified key embedded market segments which it believes will provide long term, sustainable revenue flow using proprietary ASR, TTS and HWR technologies and which meet Fonix's general business strategy objectives. These strategically focused embedded markets include:

1. Chip Manufacturers. Digital signal processor ("DSP") and micro processor manufacturers are currently highly focused on technology innovations which will support and drive sales of chips through third party vendors. Because Fonix ASR and TTS technologies have demonstrated the ability to operate in these environments, Fonix is pursuing relationships with these manufacturers to leverage their existing marketing channels.
2. Design and Development Contractors. Firms designing reference platforms and real products and developing functions operating on those platforms through contracts with major mass market product suppliers provide a strong market for Fonix with channels to major consumer electronics marketers.
3. Software Developers. Many software developers in multiple markets provide opportunity for Fonix to enhance software sales for these companies by enabling their software products with one or more human/computer interaction technologies, leading to leveraged product sales and royalty revenue for Fonix.
4. Third Party Product Developers. Many companies are currently seeking ASR, TTS and HWR technologies to integrate into a host of consumer electronic devices, commercial applications and business solutions. Fonix evaluates each prospective opportunity and the tradeoff between revenue potential and development time required. Primary markets for these applications are in automotive and aviation telematics, industrial wearable computers, mobile communications devices and PDA's.

Server-Based Markets

     Telephony/call center solutions and shrink-wrap desktop dictation software sales are two of the most advanced emerging markets for automated speech. Current industry revenue estimates indicate that customized automated call centers, virtual operators, packaged call center software, custom vertical market dictation systems and general desktop dictation systems have led server-based speech applications into the market. Because speech products have now reached a point of both acceptable product quality and initial market acceptance, several additional industries are currently researching and developing plans for integration of ASR, TTS and HWR. These new product areas including network systems, telephone company e-mail reader services, software document readers, Internet navigation and screenless Internet access, web site text readers, mobile computing solutions and many more.

     The Company is addressing this market opportunity from the strengths of its core technologies. Fonix has released version 1 of its FAAST (Fonix Accelerated Application Speech Technology) for Servers. FAAST for Servers provides application developers with a tool enabling rapid development of ASR and TTS which can be quickly and cleanly ported into their product. FAAST for Servers is targeted to currently emerging and newly developing markets expected to utilize speech applications in the near and mid-term future.

     In addition, the Company is focused on direct product development in server-based markets. This focus is employed in three primary areas:

1. Internet Voice Portals. Speech enabled access to the Internet and web site navigation is a rapidly emerging need. Fonix is developing and will soon implement products for voice portals to the Internet which may be purchased for use by portal companies, web sites and content providers, Internet service providers, and browsers.
2. TTS for Reading Web Sites. Since over 70% of all web content is text, demand for products allowing web content to be read to the user is rapidly growing. Fonix has developed a web page reader which can be added to web sites. Working in concert with established audio players, this product is targeted toward the largest web content providers worldwide in media, government, business and other industries.

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



3. Network Systems Command and Control and E-mail Reader. Fonix provides both ASR and TTS which can be seamlessly integrated into network software to speech-enable software applications.
4. Video Captioning. The Company has developed a means to effectively use ASR to create automatic forced alignment and automatic closed and open captioning for video aftermarket editing services. Future versions of this product will include real-time live closed captioning systems utilizing Fonix continuous ASR. Major video software developers and marketers and large scale video editing and production facilities are prime targets for this product.

Fonix Product Development and Delivery Focus

     The focus of Fonix management is to transition a technology research development team focused on invention and proof of concept into a team which delivers quality products on schedule and within budget, while at the same time continuing to achieve technology upgrades to maintain distinct competitive technology advantages.

     To accelerate the delivery of Fonix technologies into the market as bona fide products, Fonix management has reconfigured the R&D-oriented development organization into a Product Delivery/R&D matrix organization. The new structure consists of the traditional R&D-oriented organization overlaid by product teams led by product managers who are marketing-oriented and charged with direct profit and loss responsibilities. These responsibilities begin with market research and with product definition and specification and end with delivery of quality products which address real needs identified by the marketplace, on schedule and within budget. As identified by industry experience, this is a demanding but necessary role, and has been found industry wide to be indispensable in transforming a company from the R&D phase into the product delivery phase.

Results of Operations

The results of operations disclosed below give effect to the sale of the HSG and the classification of its net assets and operating activities as discontinued operations.

Twelve months ended December 31, 1998 compared with the twelve months ended December 31, 1997

     During 1998, the Company recorded revenues of $2,604,724, of which $2,368,138 was a non-refundable license fee from Siemens for which the Company has no further obligation of any kind. The remainder of such revenues were from sales and licensing fees related to the text-to-speech voice synthesis technology.

     During 1998, the Company incurred product development and research expenses of $13,060,604, an increase of $5,994,310 over the $7,066,294 incurred in 1997.
This increase was due primarily to the addition of product development and research personnel, increased use of independent contractors, equipment, facilities and the operations of AcuVoice and Papyrus. Additionally, the Company expensed purchased in-process R&D totaling approximately $9,315,000 during 1998, in connection with the acquisition of AcuVoice.


     Selling, general and administrative expenses remained relatively flat at $10,529,910 and $12,947,112 respectively, for 1998 and 1997. Salaries, wages and related costs were $3,178,644 and $2,216,400 for 1998 and 1997, respectively, an increase of $868,859. This increase is attributable to increases in personnel attributable to the acquisitions of Articulate and Papyrus. Legal and accounting expenses increased $1,169,770 primarily due to the acquisitions of AcuVoice, Articulate and Papyrus. A $1,794,228 increase in depreciation and amortization is primarily attributable to the amortization of intangible assets acquired in connection with the acquisitions of AcuVoice and Papyrus. Additionally, consulting and outside services decreased by $6,739,461.


     Net other expense was $6,507,245 for 1998, an increase of $4,948,567 over the previous year. This increase was primarily due to a $6,111,577 expense recorded in connection with the settlement of a reset provision associated with a private placement of the Company's Class A common stock. This increase was offset in part by a reduction in interest expense of $1,287,599 from the previous year, primarily due to extinguishment of certain debt instruments during 1998.

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



Nine months ended September 30, 1999 compared with nine months ended September 30, 1998

     During the nine months ended September 30, 1999, the Company recorded revenues of $351,083, a decrease of $2,216,702 over the same period in the previous year. In the 1998 period, the Company received revenues of $2,368,138 from Siemens as a non-refundable license fee for which the Company had no further obligation of any kind. The 1999 revenues are primarily from sales and licensing fees related to the TTS technologies and products.

     Selling, general and administrative expenses were $7,537,577 and $6,112,765 for the nine months ended September 30, 1999 and 1998, respectively. Salaries, wages and related costs were $4,090,525 and $2,584,164 for the nine months ended September 30, 1999 and 1998, respectively, an increase of $1,506,361. This increase is attributable to $1,296,600 in expenses related to the indemnification of income tax liabilities resulting from the sale of shares beneficially owned by two executive officers and one former executive officer for payment of Company obligations and to management's redirection of labor resources from core development and research activities to selling, business development and marketing activities, offset in part by management's cost reduction initiatives implemented in February 1999. Additionally, legal and accounting expenses increased $207,505, the increase is attributed primarily to the costs of services related to the sale of the HSG assets to L&H and to the costs of securities filings. Further, marketing expenses decreased $20,837 and consulting and outside services decreased by $98,178. These decreases are attributable to management's cost reduction initiatives implemented in February 1999.

     The Company incurred product development and research expenses of $6,278,318 during the nine months ended September 30, 1999, a decrease of $3,680,115 over the same period in the previous year. This decrease was due primarily to management's cost reduction initiatives implemented in February 1999. The Company anticipates similar decreases in product development and research costs as it begins to complete the development of certain TTS products. During the nine months ended September 30, 1999 and 1998, the Company expended a total of approximately $250,000 and $80,000, respectively, in connection with the development of the AcuVoice purchased in-process R&D projects. The Company anticipates that its investment in ongoing product development and research will continue at decreased levels for the remainder of 1999 and 2000, assuming availability of working capital.

     Amortization of goodwill and purchased core technologies was $1,962,443 and $1,100,336 for the nine months ended September 30, 1999 and 1998, respectively, representing an increase of $862,107. This increase is primarily attributable to the amortization of intangible assets acquired in connection with the acquisitions of AcuVoice and Papyrus.

     Net other expense was $4,422,997 for the nine months ended September 30, 1999, a decrease of $1,793,260 over the nine months ended September 30, 1998. This decrease was due primarily to $6,111,577 in costs attributed to the cancellation of common stock reset provisions that occurred in 1998 and to a reduction in interest income of $809,371 from certificates of deposit that were converted to cash to retire a bank line of credit in January 1999, offset in part by an increase in interest expense of $3,354,006 attributable to the Series C 5% convertible debentures issued in January and March 1999.

In-Process Research and Development

     At the date of acquisition of AcuVoice, management estimated that the acquired in-process research and development projects of AcuVoice were approximately 75 percent complete and that an additional $1.0 million would be required to develop these projects to commercial viability. Additionally, management anticipated release dates of the fourth quarter of 1999 for the AcuVoice projects. As of September 30, 1999, the Company has expended a total of approximately $380,000 in connection with the AcuVoice acquired in-process research and development projects, and management estimates that a total of approximately $620,000 will be required to complete the AcuVoice projects. Management also estimates that the AcuVoice projects are 85 percent complete as of September 30, 1999, and that the release dates will be in the second quarter of 2000.

Liquidity and Capital Resources

         The Company must raise additional funds to be able to satisfy its cash requirements during the next 12 months. The research and development, corporate operations and marketing expenses will continue to require additional capital. Because the Company presently has only limited revenue from operations, the Company intends to continue to rely primarily on financing through the sale of its equity and debt securities or sales of existing technologies or businesses to satisfy future capital requirements until such time as the Company is able to enter into additional third-party licensing or co-development arrangements such that it will be able to finance ongoing operations out of license, royalty and sales revenue. There can be no assurance that the Company will be able to enter into such agreements. Furthermore, the issuance of equity securities or other securities which are or may become convertible into equity securities of the Company in connection with such financing would result in dilution to the stockholders of the Company which could be substantial.

         The Company had negative working capital of $4,400,201 at September 30, 1999 compared to negative working capital of $14,678,975 at December 31, 1998. The current ratio was 0.35:1 at September 30, 1999 compared to 0.59:1 at December 31, 1998. Current assets decreased by $18,277,855 to $2,410,215 from December 31, 1998 to September 30, 1999. Current liabilities decreased by
$28,506,629 to $6,810,416 during the same period. The increase in working capital from December 31, 1998 to September 30, 1999, was primarily attributable to decreases in accounts and notes payable and notes payable to related parties, offset in part by increases in accrued liabilities, income taxes payable and decreases in cash and notes receivable. Total assets were $22,398,084 at September 30,1999 compared to $61,912,791 at December 31, 1998.

Delisting of the Company's Common Stock by Nasdaq

         Until recently, the Company's Class A common stock traded on the Nasdaq SmallCap Market which requires, for continued listing, a minimum bid price of at least $1.00 per share. At June 29, 1999, the Company's Class A common stock had traded below $1.00 for more than 30 consecutive trading days. On June 29, 1999, the Company received a letter from Nasdaq indicating that unless the minimum bid price for the Company's Class A common stock returned to at least $1.00 per share for at least 10 consecutive trading days prior to September 29, 1999, the Company's shares would be delisted from the Nasdaq SmallCap Market on October 1, 1999. The Company appealed the Nasdaq notice and a hearing was held on October 28, 1999.

         On December 3, 1999, the Company received notice that its stock had been delisted from the Nasdaq SmallCap Market as of December 3, 1999, in part because the stock price had been below $1.00 per share since approximately March 1999. The Company is currently evaluating its options, including the possibility of appealing the delisting decision. However, the Company's Class A common stock is currently trading on the OTC Bulletin Board.

         The result of delisting from the Nasdaq SmallCap Market could be a reduction in the liquidity of any investment in the Company's Class A common stock, even if the Company's shares continue to trade on the OTC Bulletin Board. Further, delisting could reduce the ability of holders of the Company's Class A common stock to purchase or sell shares as quickly and as inexpensively as they have done historically.

         The delisting of the Company's common stock from the Nasdaq SmallCap Market was an event of default under the terms of the Debentures and the Repurchase Rights. Upon the occurrence of this event of default, the unpaid principal amount of the Debentures, together with accrued interest thereon, was immediately due and payable. However, the holders of the Debentures and the Repurchase Rights have waived this event of default.

Sale of the HealthCare Solutions Group

         In September 1999, the Company completed the sale of the operations and a significant portion of the assets (the "Sale") of its HealthCare Solutions Group (the "HSG") to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party, for up to $28,000,000. Of this sales price, $21,500,000, less certain credits of $194,018, was paid at closing, $2,500,000 is being held in an 18 month escrow account in connection with the representations and warranties made by the Company at the time of the Sale. Any remaining amount up to $4,000,000 is an earnout

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



contingent on the performance of the HSG over the next two years. The Company will not record the contingent earnout, if any, until successful completion of the earnout period. The proceeds from the Sale were used to reduce a significant portion of the Company's liabilities and to provide working capital for the Company's marketing and distribution opportunities for its Interactive
Technology Solutions Group. The assets sold include inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets of HSG. Additionally, L&H assumed the capital and operating lease obligations related to the HSG and the obligations related to certain of the Company's deferred revenues.

Notes Payable

         After the Papyrus acquisition closed in October 1998, the Company investigated some of the representations and warranties made by Papyrus to induce the Company to acquire the Papyrus companies. The Company determined that certain of the representations made by Papyrus and its executive officers appeared to be inaccurate. On February 26, 1999, the Company filed an action against the former stockholders of Papyrus alleging misrepresentation and breach of contract. In March and April 1999, five of the former stockholders of Papyrus filed actions against the Company alleging default under the terms of the promissory notes issued to them in connection with the Papyrus acquisition and certain other claims. Subsequently, the Company entered into agreements with the five former Papyrus stockholders for dismissal of the actions and cancellation of the promissory notes upon payment to the former stockholders of $1,217,384 (the "Settlement Payment") and return of 970,586 shares of restricted common stock previously issued to the five former stockholders in connection with the acquisition of Papyrus. The Company paid the Settlement Payment in September 1999 and the lawsuits described above have been dismissed. The 970,586 shares were effectively canceled in September 1999 in connection with the Settlement Payment. The original fair market value of $1,000,917 associated with the canceled shares was reflected as a reduction to goodwill associated with the purchase of Papyrus Associates, Inc. As of September 30, 1999, the Company had unsecured notes payable to former Papyrus stockholders in the aggregate amount of $77,625, which notes were issued in connection with the acquisition of Papyrus. The holders of these notes have not made demand for payment.


         During the nine months ended September 30, 1999, the Company paid, or otherwise reduced through agreement notes payable to various related parties totaling $8,414,255, plus accrued interest. Additionally, the Company paid other notes payable to unrelated parties aggregating $560,000 plus accrued interest. Additionally, a revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable. A revolving note payable in the amount of $19,988,193 at December 31, 1998, plus accrued interest, was paid in full in January 1999 with the proceeds from a certificate of deposit that secured the note and $22,667 in cash.


         In September  1999,  the Company  negotiated  reductions of $221,376 in amounts due various trade vendors. Additionally, the Company negotiated reductions of $150,685 in accrued interest owed to certain note holders. These amounts have been accounted for as extraordinary items in the 1999 condensed consolidated statements of operations.

December 1998 Equity Offering

         In connection with the Company's Equity Offering in December 1998, the holder of the 1,801,802 Class A common shares and the Repricing Rights may, upon the occurrence of certain events, require the Company to repurchase all or a portion of the holder's Class A common shares or repricing rights received in the Equity Offering, as follows:

         o For each Class A common share with a repricing right, the greater of $1.3875 or the sum of $1.11 plus the product of the Repricing Rate multiplied by the last reported sale price.

         o For each Repricing Right without the associated Class A common share, the product of the Repricing Rate multiplied by the last reported sale price.

         o For each Class A common share without the associated Repricing Right, $1.3875.

         For each of the above examples, the Repricing Rate is determined by calculating the following fraction:

                         (Repricing Price - Market Price)
                         --------------------------------
                                Market Price


As of February 1, 2000, the Repricing Price was $1.4319, and the market price was $0.24.


         The events which trigger the Repurchase Rights include a failure by the Company to have a registration statement registering the Class A common shares and the shares underlying the Repricing Rights in the Equity Offering declared effective by June 19, 1999, or the delisting of the Class A common stock from the Nasdaq SmallCap Market. Because both of these events have occurred, the investor in the Equity Offering had the right to exercise the repurchase option. However, the Equity Offering investor waived its right to exercise the repurchase option as a result of the delisting of the Class A common stock from the Nasdaq SmallCap Market and deferred until March 1, 2000, its right to require repurchase as a result of the Company's failure to register the shares underlying the Repurchase Rights and Class A common stock. If such shares are not registered before March 1, 2000, the Equity Offering investor may exercise the Repurchase Rights. Presently, the Company does not have sufficient cash or other liquid assets to pay the amount which would be due if the holder of the Class A common shares and the Repricing Rights exercised its Repurchase Rights.

Series C 5% convertible debentures

         On January 29, 1999, the Company entered into a securities purchase agreement with four investors pursuant to which the Company sold its Series C 5% convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holders into shares of the Company's common stock at a conversion price equal to the lesser of (1) $1.25 or (2) 80% of the average of the closing bid price of the Company's common stock for the five trading days immediately preceding the conversion date. However, in the event that the Company fails to file and have declared effective the registration statement registering the shares underlying the Debentures, the holders of the Debentures may elect penalty provisions to (a) reduce the conversion price by 2.5% per month until the registration statement is declared effective, or (b) receive 2.5% of the outstanding principal amount of Debentures per month, in cash. To date, the Company has not filed the registration statement or had it declared effective as required. However, all holders waived the penalty provisions through June 30, 1999. Additionally, some holders of the Debentures agreed to a partial waiver of their penalty provisions through September 30, 1999. The holders of the Debentures have agreed to waive the penalty provisions, contingent on the registration statement being declared effective by February 29, 2000. In the event that the registration statement is not declared effective by that date, the penalty provisions automatically apply, retroactive to October 1, 1999.

         The outstanding principal amount of the Debentures bears interest at a rate of 5%, payable on March 31, June 30, September 30, and December 31, and on each conversion date, of each year during the term of the Debentures. In addition, the interest on the outstanding principal amount of the Debentures may, at the Company's option, be paid in shares of the Company's Class A common stock calculated based upon the Debenture Conversion Price on the date such interest becomes due. The Company has not paid interest on the Debentures at any time since they were issued. Under the terms of the Debentures, the investors could charge penalties for such failure. However, the investors have waived all such penalties accruing prior to October 1, 1999.

         The Company recorded $687,500 as interest expense upon the issuance of the Debentures in connection with this beneficial conversion feature. The Company also issued 400,000 warrants to purchase an equal number of the Company's common shares at a strike price of $1.25 per share in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the Debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of the Debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. The Company recorded $1,062,500 as interest expense upon the issuance of the supplemental Debentures in connection with the beneficial conversion feature. The obligations of the Company for repayment of the Debentures, as well as its obligation to register the common stock underlying the potential conversion of the Debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two officers and directors and a former officer and director of the Company (the "Guarantors"). In connection with the March 3, 1999 funding, the Company agreed to grant a lien on the patent covering the Company's ASR technologies as collateral for repayment of the Debentures. However, to date no lien on the patent has been granted. The Guarantors guaranteed the obligations of the Company under the Debentures and pledged 6,000,000 shares of common stock of the Company beneficially owned by them as collateral security for their obligations under their guarantees.

         Subsequent to the March 3, 1999 funding, the holders of the Debentures notified the Company and the Guarantors that the Guarantors were in default under the terms of the stock pledge agreement and that the holders intended to exercise their rights to sell some or all of the pledged shares of the Guarantors. The holders of the Debentures have subsequently informed the Company that they have sold the 6,000,000 shares pledged by the Guarantors and that proceeds from the sale of the pledged shares aggregated $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded as interest expense and $343,750 related to penalty provisions of the Series D preferred stock and recorded as preferred stock dividends. Both of these amounts were recorded by the Company during the three months ended September 30, 1999. The remaining $2,528,893 of the proceeds was applied as a reduction of the principal balance of the Debentures as of September 30, 1999. Under its indemnity agreement with the Guarantors, the Company will issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders and reimburse the Guarantors for any costs incurred as a result of the holders' sales of the Guarantors' shares. Accordingly, the Company recorded an expense of $1,296,600 during the nine months ended September 30, 1999.

Guarantors

         In addition to guaranteeing obligations relating to the Debentures, the Guarantors guaranteed certain other obligations of the Company. As security for some of the guarantees, the Guarantors pledged shares of the Company's common stock beneficially owned by them. In March 1999, 143,230 of the shares previously pledged by the Guarantors to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares previously pledged by the Guarantors to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. In September 1999, the Company paid a note payable to an unrelated third party in the amount of $560,000 that had previously been guaranteed by the Guarantors. As of September 30, 1999, no guarantees remain outstanding.

Series D and Series E preferred stock


         During the nine months ended September 30, 1999, 131,667 shares of Series D preferred stock and 135,072 shares of Series E preferred stock, together with related dividends on each, were converted into 8,468,129 shares and 5,729,156 shares, respectively, of the Company's Class A common stock. After the above conversions, 876,667 shares of Series D preferred stock remained outstanding as of September 30, 1999. Subsequent to September 30, 1999, a total of 566,668 shares of Series D preferred stock, together with related dividends, were converted into 45,495,586 shares of the Company's Class A common stock. As of February 1, 2000, 310,000 shares of Series D preferred stock remain outstanding.


Class A common stock, stock options, and warrants

         On June 2, 1999, the Company issued 200,000 shares of common stock (having a market value of $100,000 on that date) to an unrelated individual in payment for consulting services rendered.

         During the nine months ended September 30, 1999, the Company granted 754,500 stock options to employees at exercise prices ranging from $0.59 to $1.78 per share. Additionally, 9,500 stock options were granted to two consultants for services provided to the Company. The fair market value of the consultant options was $1.32 per share, or $12,540 in total, using the Black-Scholes pricing model and was charged to product development and research expense. The term of all options granted during this nine month period is ten years from the date of grant. Of the stock options issued, 726,334 vested immediately, 18,834 vest six months after issuance and 18,832 vest one year after issuance. As of September 30, 1999, the Company had a total of 15,536,582 options outstanding.


         During the nine months ended September 30, 1999, the Company granted warrants to L&H in connection with loans made to the Company in April and May 1999 totaling $6,000,000. These warrants allow L&H to purchase 850,000 shares of Class A common stock of the Company at exercise prices ranging from $0.60 to $0.70 per share. Of these warrants, 250,000 expired October 18, 1999, without being exercised. The remaining 600,000 warrants expire May 17, 2001.

         On February 11, 1998, the Company entered into a First Statement of Work and License Agreement with Siemens under which the Company and Siemens are jointly pursuing the development of Siemens' integrated circuits incorporating ASR and other related technologies for use in certain telecommunications applications. In connection with the license agreement Siemens purchased warrants to acquire 1,000,000 shares of restricted common stock at an average exercise price of $20 per share with expiration dates ranging from December 31, 1998 to December 31, 1999. As of September 30, 1999, 800,000 of the warrants originally issued had expired and 200,000 of the warrants remain outstanding at an average exercise price of $30 per share.

         As of September 30, 1999, the Company had a total of 2,475,000 warrants outstanding.

         The Company presently has no plans to purchase any new research and development assets or office facilities.

Year 2000 Issue


         Prior to January 1, 2000, there was widespread concern that computer systems could experience problems handling dates beyond the year 1999. This was referred to as the "Year 2000" issue. It was believed that some computer programs or computer hardware could recognize a date using "00" as the year 1900 rather than the year 2000, and that this could result in a system failure or miscalculations causing disruption of operations.

         In anticipation of the Year 2000 issue, the Company took steps to ensure that its technologies , software, and hardware, as well as its operations and systems would properly recognize dates beyond December 31, 1999. The Company also gathered information about the Year 2000 compliance of its significant third party equipment and software suppliers. These efforts were made in an attempt to prevent any disruption of the Company's business on or after January 1, 2000 , due to the Year 2000 issue.

         Since January 1, 2000, the Company has experienced no difficulties or business disruptions resulting from the Year 2000 issue. Similarly, to date the Company is not aware of any external agent or supplier who has suffered a Year 2000 issue that will materially impact the Company's results of operations, liquidity, or capital resources.

         While management intends to continue to monitor the Year 2000 issue and any impact on the Company, management currently has no plans to devote significant time or resources to the Year 2000 issue. Nevertheless, any problems which arise in relation to the Year 2000 issue could adversely affect Fonix's business, operating results, or financial condition.



               Special Note Regarding Forward-Looking Statements

         Certain statements contained herein under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook," including statements concerning (i) the Company's strategy, (ii) the Company's expansion plans, (iii) the market for and potential applications of the
Company's  technologies,  (iv) the results of product  development  and research efforts, and (v) the growth of the Company's business contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not necessarily limited to, those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

Market Price of and Dividends on the Company's Class A Common Stock

         Market information


         Fonix Class A common stock is listed on the OTC Bulletin Board under the trading symbol FONX. The following table shows the range of high and low sales price information for the Company's Class A common stock as quoted on the Nasdaq SmallCap Market for the four quarters of calendar 1999, 1998 and 1997 . The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                              Calendar Year
                                  1999             1998                     1997
                               ---------         ---------               ---------
                           High     Low       High        Low           High     Low

First Quarter          $ 3.31      $ 0.69      $ 6.50    $ 3.50        $ 9.00    $7.13
Second Quarter         $ 0.94      $ 0.25      $ 6.34    $ 3.00        $ 8.75    $6.50
Third Quarter          $ 1.19      $ 0.28      $ 4.00    $ 1.12        $ 7.44    $6.50
Fourth Quarter         $ 1.00      $ 0.27      $ 2.63    $ 0.94        $ 7.00    $2.88


         The high and low sales prices for the Company's Class A common stock on February 1, 2000 were $0.56 and $0.50, respectively.


         The Company has never declared any dividends on its Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of the Company's technologies and products. No dividends can be paid on the common stock of the Company until such time as all accrued and unpaid dividends on the Company's preferred stock have been paid.

Selected Financial Data

         The selected consolidated financial data set forth below is derived from the Company's consolidated balance sheets and statements of operations as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 after giving effect to the sale of the HSG and the classification of its operating activities and net assets as discontinued operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in the Company's Annual Report on Form 10-K, which is incorporated herein by reference, and a copy of which is available from Fonix's Investor Relations Department at the address provided on page 6 of this prospectus.


                                                                              For the Year Ended December 31,
                                                              1998           1997          1996          1995         1994
                                                          -------------  ------------- ------------  ------------ ------------
Statement of Operations Data:
Revenues                                                  $  2,604,724   $         --  $        --   $        --  $        --
Selling, general and administrative expenses                10,529,910     12,947,112    3,530,400     3,553,665    1,339,987
Product development and research                            13,060,604      7,066,294    4,758,012     2,704,165    2,522,090
Purchased in-process research and  development               9,315,000             --           --            --           --
Loss from operations                                       (30,336,230)   (20,013,406)  (8,288,412)   (6,257,830)  (3,862,077)
Other income (expense)                                      (6,507,245)    (1,558,678)     458,904       (88,067)     (52,262)
Loss from continuing operations                            (36,843,475)   (21,572,084)  (7,829,508)   (6,345,897)  (3,914,339)
Basic and diluted loss from continuing operations per
 common share                                             $      (0.70)  $      (0.51) $     (0.21)  $     (0.30) $     (0.28)
share
Weighted average number of common shares  outstanding       52,511,185     42,320,188   36,982,610    21,343,349   14,095,000

                                                            Nine Months Ended September 30
                                                            ---------------------------------
                                                                 1999              1998
                                                            ---------------  ----------------
Revenues                                                    $      351,083   $     2,567,785
Selling, general and administrative                              7,537,577         6,112,765
Product development and research                                 6,278,318         9,958,433
Amortization of goodwill and purchased core technology           1,962,443         1,100,336
Purchased in-process research and development                          --          9,315,000
Loss from operations                                           (15,448,414)      (23,950,310)
Other income (expense)                                          (4,422,997)       (6,216,257)
Loss from continuing operations                                (19,871,411)      (30,166,567)
Basic and diluted loss from continuing operations per
     common share                                          $         (0.29)  $         (0.60)
Weighted average number of common shares outstanding            68,678,645        50,385,408



                                         As of
                                        September
                                         30, 1999                              As of December 31,
                                       ------------    ----------------------------------------------------------------------------
                                                            1998           1997            1996            1995           1994
                                       ------------    -------------- --------------- --------------  -------------- --------------
Balance Sheet Data:
Current assets                          $ 2,410,215      $ 20,638,070    $ 21,148,689   $ 23,967,601     $ 7,912,728    $ 2,150,286
Total assets                             22,398,084        61,912,791      22,894,566     25,331,270       7,984,306      2,150,286
Current liabilities                       6,810,416        35,317,045      20,469,866     19,061,081       6,674,572      4,117,995
Long-term debt, net of current portion    3,971,107                --          52,225             --              --             --
Stockholders' equity (deficit)            9,786,559        24,765,746       2,372,475      6,270,189       1,309,734     (1,967,709)


Index to Financial Statements of Fonix Corporation

Audited Financial Statements as of December 31, 1998 and 1997, and for Each of the Three Years in the Period Ended December 31, 1998

Report of Independent Public Accountants (Arthur Andersen LLP)               F-2

Report of Independent Public Accountants (Deloitte & Touche LLP)             F-3

Report of Independent Public Accountants (Pritchett, Siler & Hardy, P.C.)    F-4

Consolidated Balance Sheets as of December 31, 1998 and 1997                 F-5

Consolidated  Statements of Operations for the Years Ended December 31,
     1998,  1997 and 1996 and for the Period from October 1, 1993 (Date
     of Inception) to December 31, 1998                                      F-6

Consolidated  Statements  of  Stockholders'  Equity for the Years Ended
     December 31,  1998,  1997 and 1996 and for the Period from October
     1, 1993 (Date of Inception) to December 31, 1998                        F-7

Consolidated  Statements of Cash Flows for the Years Ended December 31,
     1998,  1997 and 1996 and for the Period from October 1, 1993 (Date
     of Inception) to December 31, 1998                                     F-10

Notes to Consolidated Financial Statements                                  F-12

Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 1999, and December 31, 1998, and for the Nine Months Ended September 30, 1999 and 1998

Condensed Consolidated Balance Sheets (Unaudited)                            Q-2

Condensed Consolidated Statements of Operations (Unaudited)                  Q-3

Condensed Consolidated Statements of Cash Flows (Unaudited)                  Q-4

Notes to Condensed Consolidated Financial Statements (Unaudited)             Q-6

Pro Forma Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the
Year Ended December 30, 1998                                                PF-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements    PF-3

Changes in and disagreements with accountants on accounting and financial disclosure.

         In February 1998, the Company appointed Arthur Andersen LLP ("Andersen") to replace Deloitte & Touche LLP ("Deloitte") as independent auditors of the Company for the fiscal year ended December 31, 1997. Deloitte resigned as the Company's independent auditors on February 23, 1998.

         The report of Deloitte on the Company's consolidated financial statements for the year ended December 31, 1996, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle, except that Deloitte's report on the consolidated financial statements for the year ended December 31, 1996 included an explanatory paragraph with respect to the Company being in the development stage and its having suffered recurring losses which raise substantial doubt about its ability to continue as a going concern.


         The decision to engage Andersen as the Company's independent auditors was approved by the Company's board of directors. Fonix's board of directors has chosen to engage Andersen as Fonix's independent auditors for the fiscal year ended December 31, 1999, and that decision was approved by Fonix's stockholders at the 1999 Annual Meeting of Stockholders on October 29, 1999.


         In connection with the audit for the year ended December 31, 1996, and through the date hereof, the Company has had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused it to make reference thereto in its report on the consolidated financial statements for such year.


         During the years ended December 31, 1998, 1997, and 1996, and through the date hereof, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).


                                 Use of proceeds

         All of the Equity Offering shares, and the shares underlying the Repricing Rights and the Debentures, if and when sold, are being offered and sold by the Selling Stockholders or their pledgees, donees, transferees or other successors in interest. Fonix will not receive any proceeds from those sales. Fonix will, however, receive the proceeds of the payment of the exercise price upon the exercise of the warrants, if any are exercised. The Company will use such proceeds, if and when received, for working capital.



                           Selling Security Holders


         The Selling Stockholders are seven separate investment entities that are not affiliated in any way with Fonix or any of its affiliates, and neither the Selling Stockholders nor any of their affiliates have any relationship of any type with Fonix and its affiliates other than the presently established investment relationships between the Selling Stockholders, on the one hand, and Fonix, on the other hand. The Selling Stockholders have received the shares sold to them pursuant to a securities purchase agreement on December 21, 1998, and they have received or may receive additional shares when they have exercised or when they will exercise the Repricing Rights included in the Equity Offering, when they have converted or when they will convert the convertible Debentures sold to them on January 29 and March 3, 1999, and when they have converted or when they will convert the Series F convertible preferred stock sold to them on February 1, 2000. The Selling Stockholders also may obtain shares when they exercise warrants they received in connection with the Equity Offering and the Debt Offering. The following summary describes how the Selling Stockholders have received or may receive the shares.


         December 1998 Equity Offering

         On December 21, 1998, the Company completed a private placement to one investor of 1,801,802 shares of the Company's Class A common stock. Additionally, for each share of Class A common stock issued, the Company issued one "Repricing Right" that entitles the holder thereof to receive upon exercise that number of additional shares (the "Repricing Common Shares") of the Company's Class A common stock for no additional consideration at a repricing rate (the "Repricing Rate"), which shall be determined by multiplying the number of Repricing Rights exercised by the following fraction:

                        (Repricing Price - Market Price)
                        --------------------------------
                                 Market Price


As of February 1, 2000, the Repricing Price was $1.4319, and the market price was $0.24.


         The Repricing Rights will expire nine months after the effective date of this registration statement covering the common stock issued on December 21, 1998, and issuable upon exercise of the Repricing Rights (subject to further extension in certain cases). In the above fraction, "Market Price" means the lowest closing bid price of the Company's Class A common stock, as quoted on the Nasdaq SmallCap Market or the OTC Bulletin Board, during the 15 consecutive trading days immediately preceding the exercise date. "Repricing Price" means $1.4319 until the expiration of the Repricing Rights.

         Additionally, the investor in the Equity Offering received warrants (the "Equity Offering Warrants") to purchase 200,000 shares (the "Equity Warrant Shares") of the Company's Class A common stock at a price of $1.665 per share (subject to certain anti-dilutive adjustments). The Equity Offering Warrants are exercisable at any time prior to and including December 21, 2001.

         Under the terms of the Equity Offering, the holder of the 1,801,802 Class A common shares and the Repricing Rights may, upon the occurrence of certain events, require the Company to repurchase all or a portion of the holder's Class A common shares or repricing rights received in the Equity Offering, as follows:

         o For each Class A common share with a repricing right, the greater of $1.3875 or the sum of $1.11 plus the product of the Repricing Rate multiplied by the last reported sale price.

         o For each Repricing Right without the associated Class A common share, the product of the Repricing Rate multiplied by the last reported sale price.

         o For each Class A common share without the associated Repricing Right, $1.3875.

         The events which trigger the repurchase rights include a failure by the Company to have a registration statement registering the Class A common shares and the shares underlying the Repricing Rights in the Equity Offering declared effective by June 19, 1999, or the delisting of the Class A common stock from the Nasdaq SmallCap Market. Because both of these events have occurred, the investor in the Equity Offering had the right to exercise the Repurchase Rights. However, the Equity Offering investor waived its right to exercise the repurchase option as a result of the delisting of the Company's Class A common stock from the Nasdaq SmallCap Market, and deferred until March 1, 2000, its right to require repurchase as a result of the Company's failure to register the shares underlying the Repurchase Rights and Class A common stock. If such shares are not registered before March 1, 2000, the investor may exercise the Repurchase Rights.

         In connection with the Equity Offering, Fonix agreed to call a meeting of its stockholders and to use its best efforts to obtain the approval of its stockholders necessary to increase the authorized capital of the Company in an amount sufficient for the Company to satisfy all of its obligations with respect to the Class A common stock issued, the Repricing Shares, and the shares underlying the Equity Offering Warrants, but in all events at least 150,000,000 shares of common stock. The Company's annual meeting of stockholders was held on Friday, October 29, 1999, and the increasing of the Company's capitalization was one of the issues submitted for a vote of and approved by the stockholders. The Company also entered into a registration rights agreement with the investor under which, once the Company has fulfilled its obligation regarding the increase of capitalization, Fonix must register the Class A common stock issued, the shares underlying the Repricing Rights, and the shares underlying the Equity Offering Warrants. Fonix also covenanted to reserve out of its authorized and unissued shares no less than that number of shares that would be needed to provide for the issuance in full of:

         (A) the Repricing Common Shares, assuming that all such Repricing Rights are exercised from and after July 20, 1999, and that the market price measured on the applicable exercise date is the lesser of (x) $0.655
(constituting 50% of $1.31, the market price on December 21, 1998), and (y) $0.53 (the actual market price on July 20, 1999); and

         (B) the Warrant Shares (without regard, in the case of (A) above, to any limitations on the exercise of the Repricing Rights).

In the event that the Company fails to deliver within three trading days the Repricing Common Shares, the Selling Stockholder exercising the Repricing Right shall be entitled to rescind the exercise of the Repricing Right. Additionally, in the event of the Company's failure to deliver the Repricing Common Shares,

         (1) The Company shall pay to such Selling Stockholder, in cash, as liquidated damages and not as a penalty, $2,500 for each day after the third trading day until such Repricing Common Shares are delivered; and

         (2) If after such third trading day the Selling Stockholder purchases in an open market transaction or otherwise the shares of Class A common stock to deliver in satisfaction of a sale by such Selling Stockholder of the shares of Class A common stock which the holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall pay in cash to the holder (in addition to any remedies available to or elected by the Selling Stockholder), the amount by which (A) the Selling Stockholder's total purchase price (including brokerage commissions, if any) for the shares of Class A common stock so purchased exceeds
(B) the Aggregate Closing Bid Price for which such exercise was not honored in a timely manner.

         The January and March 1999 Debt Offering

         On January 29, 1999, the Company entered into a Securities Purchase Agreement with four investors (including the investor from the Equity Offering) pursuant to which the Company agreed to issue the Debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of those Debentures is convertible at any time at the option of the holder into shares of the Company's Class A common stock at a conversion price (the "Debenture Conversion Price") equal to the lesser of (1) $1.25; or (2) The average of the closing bid price of the Company's Class A common stock for the five trading days immediately preceding the conversion date multiplied by 80%. However, in the event that the Company fails to file and have declared effective the registration statement registering the shares underlying the Debentures, the holders of the Debentures may elect penalty provisions to (a) reduce the conversion price by 2.5% per month until the registration statement is declared effective, or (b) receive 2.5% of the outstanding principal amount of Debentures per month, in cash. To date, the Company has not filed the registration statement or had it declared effective as required. However, all holders waived the penalty provisions through June 30, 1999. Additionally, some holders of the Debentures agreed to a partial waiver of their penalty provisions through September 30, 1999. The holders of the Debentures have agreed to waive the penalty provisions, contingent on the registration statement being declared effective by February 29, 2000. In the event that the registration statement is not declared effective by that date, the penalty provisions automatically apply, retroactive to October 1, 1999.

         The outstanding principal amount of the Debentures bears interest at a rate of 5%, payable on March 31, June 30, September 30, and December 31, and on each conversion date, of each year during the term of the Debentures. In addition, the interest on the outstanding principal amount of the Debentures may, at the Company's option, be paid in shares of the Company's Class A common stock calculated based upon the Debenture Conversion Price on the date such interest becomes due. The Company has not paid interest on the Debentures at any time since they were issued. Under the terms of the Debentures, the investors could charge penalties for such failure. However, the investors have waived all such penalties accruing prior to October 1, 1999.

         On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market. The delisting was an event of default under the terms of the Debentures. Upon the occurrence of this event of default, the outstanding principal amount of the Debentures, together with accrued interest, became immediately due and payable in cash. However, the holders of the Debentures waived this event of default.

         In connection with the sale of the Debentures, the Company issued to the investors a total of 400,000 common stock purchase warrants (the "Debt Offering Warrants") having an exercise price of $1.25 per share, and having a term of three years. On March 3, 1999, the Company executed a Supplemental Agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of the Debentures on the same terms and conditions as the January 29, 1999, agreement. No additional warrants were issued in connection with the March 1999 agreement.

         In connection with the Debt Offering, the Company agreed to use its best efforts to obtain the approval of its stockholders (A) necessary to increase the authorized capitalization of the Company in an amount sufficient for the Company to satisfy all of its obligations under the Debentures and the Debt Offering Warrants, but in all events at least 150,000,000 shares of Class A common stock, and (B) required to waive the restriction under applicable stock exchange rules limiting the issuance of Class A common stock in an amount that would exceed 20% of the issued and outstanding Class A common stock of the Company. The Company also entered into a registration rights agreement with the investor under which once the Company had fulfilled its obligations with respect to obtaining stockholder approval, Fonix must register the Class A common stock underlying the Debentures and the shares underlying the Debt Offering Warrants. Fonix also covenanted to reserve out of its authorized and unissued shares no less than that number of shares that would be needed to provide for the issuance in full of:

         1. 200% of the number of shares of Class A common stock issuable upon conversion in full of the Debentures, assuming such conversion occurred on the date the Debentures were issued (the "Original Issue Date"), the Filing Date, or the 30th day following the Original Issue Date (the

                  "Filing Date"), or the 90th day following the Original Issue Date (the "Effectiveness Date"), whichever yields the lowest conversion price (the "Conversion Price");

         2. The number of shares of Class A common stock issuable upon exercise in full of the Debt Offering Warrants; and

         3. The number of shares of Class A common stock issuable upon payment of interest on the Debentures, assuming all of the Debentures issued on the Closing Date are outstanding for three years and all interest is paid in shares of Class A common stock.


         In connection with the Debt Offering, two officers and directors and one former officer and director of the Company (together, the "Guarantors") pledged 6,000,000 shares of the Company's Class A common stock beneficially owned by them as collateral security for the Company's obligations regarding the Debentures. Subsequent to the March 1999 funding, the holders of the Debentures notified the Company and the Guarantors that the Guarantors were in default under the terms of the pledge and that the holders intended to exercise their rights to sell some or all of the pledged shares. The holders of the Debentures subsequently informed the Company and the Guarantors that the 6,000,000 pledged shares were sold, and that proceeds from the sale of the shares were used to pay penalties attributable to default provisions of the stock pledge agreement and to reduce the principal balance of the Debentures. As of February 1, 2000, the outstanding principal amount of Debentures is


$2,651,107.


         Fonix and five of the selling stockholders entered into a Series F Preferred Stock Purchase Agreement dated February 1, 2000 ("Series F Agreement"). Under the Series F Agreement, Fonix issued a total of 290,000 shares of its Series F 6% Convertible Preferred Stock with a stated or principal value of $20 per share to five of the selling stockholders in return for the payment by them of a total of $2,750,000.

         Each share of Series F preferred stock has a "stated" or principal value of $20, on which amount dividends accrue at the rate of 6% per annum and are payable annually in cash or common stock at the option of Fonix. The Series F preferred stock is convertible into common stock at anytime after February 1, 2000.

         Each share of Series F preferred stock is convertible into that number of shares of common Stock as is determined by dividing $20 by the following:

         1. at any time during the first 90 days following the original issued date of the Series F preferred stock, $0.75; and

         2.       thereafter, at the option of the holder, the lesser of $0.75,
                  or 85% of the average of the 3 lowest per ashare   closing
                  bid  prices   during  the  20  trading   daysimmediately
                  preceding the conversion date.

Any shares of Series F preferred stock not converted as of the third anniversary of the original issue date of the Series F preferred stock will automatically be converted into common stock according to whichever of the conversion formulas above yields the greatest number of shares of common stock.

         Additionally, Fonix entered into a registration rights agreement with the purchasers of the Series F preferred stock under which Fonix must register the common stock issuable upon conversion of the Series F preferred stock and payment of stock dividends on the Series F preferred stock. Fonix also covenanted to reserve out of its authorized and unissued shares of common stock no less than that number of shares that would be issuable upon the conversion of the Series F preferred stock and any dividends payable in stock on the preferred stock.

         The following table provides information about the actual and potential ownership of shares of Fonix Class A common stock by the Selling Stockholders in connection with the Equity Offering, the Debt Offering and the Series F preferred stock offering as of February 1, 2000, and the number of such shares included for sale in this Prospectus. The number of shares of Class A common stock issuable upon conversion of the Repricing Rights, and the Debentures varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Stockholders as set forth in the table below, Fonix and the Selling Stockholders have assumed a hypothetical conversion of all of the Repricing Rights, and the Debentures owned by the Selling Stockholders as of February 1, 2000, on which date the market price for figuring the conversion price would have been $0.75 for the Series F preferred stock, $0.242 for the Repricing Rights, and the conversion price would have been $0.41 for the Debentures. The actual conversion price and the number of Shares issuable upon such conversion could differ substantially. Under the terms and conditions of the Series F preferred stock, the Repricing Rights, and the Debentures, a Selling Stockholder is prohibited from converting such preferred stock to the extent such conversion by such person would result in that person beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such conversion. This restriction may be waived by a Selling Stockholder as to itself, but not as to other holders of such preferred stock, and only upon not less than 75 days' notice to Fonix. This restriction does not prevent such holders from either waiving such limitation or converting and selling some of their convertible security position and thereafter converting or exercising the rest or another significant portion of their holding. In this way, individual holders of the Series F preferred stock, the Repricing Rights, and the Debentures could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at a time. For purposes of calculating the number of shares of Class A common stock issuable to each Selling Stockholder assuming a full conversion of all the Series F preferred stock, the Repricing Rights, and Debentures held by it as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to each of the Selling Stockholders as described in the table below therefore exceeds the actual number of shares such Selling Stockholders may be entitled to beneficially own upon conversion of the Series F preferred stock, the Repricing Rights, and Debentures. The following information is not determinative of any Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.


                                                           Percentage of
                                        Shares of          Class A
                                        Class A            Common                                Number of
                                        Common             Stock  Owned                          Shares of         Percentage of
                                        Stock Owned        By or Issuable     Number of          Class A           Class A
                                        by or Issuable     to Selling         Shares of          Common            Common
                                        to Selling         Stockholders       Class A            Stock             Stock
                                        Stockholders       Prior to           Common             Owned After       Beneficially
Name of Selling Stockholders            Prior to           Offering           Stock Offered      Offering          Owned After
                                        Offering                              Hereby (1)                           the Offering
-----------------------------------     ---------------    ---------------    --------------- -  --------------    --------------

JNC Strategic Fund Ltd.                  10,861,158 (2)         7.29%          10,861,158 (3)         (4)               (4)
Dominion Capital Fund Ltd                25,226,424 (5)        15.45%           5,070,435 (6)         (4)               (4)
Sovereign Partners LP                    29,817,006 (7)        17.76%           6,366,382 (8)         (4)               (4)
Dominion Investment Fund LLC                268,065 (9)         0.19%             268,065 (10)        (4)               (4)
JNC Opportunity Fund Ltd.                44,729,639 (11)        24.46%          5,286,332 (12)        (4)               (4)
Canadian Advantage Limited Partnership    3,199,407 (13)        2.26%             302,000 (14)        (4)               (4)
Queen LLC                                 3,666,667 (15)        2.59%           3,666,667 (15)        (4)               (4)
---------------------

     (1) The registration statement of which this prospectus is a part covers up to 56,864,399 shares of Class A common stock issued under the Equity Offering and issuable upon the conversion of the Series F preferred stock, the Repricing Rights, and the Debentures, as payment in shares of Fonix Class A common stock payable as dividends on the Series F preferred stock and as interest on the Debentures, and issuable upon the exercise of warrants issued in connection with the Equity Offering and the Debt Offering. Because the specific circumstances of the conversions of the Series F preferred stock, the Repricing Rights, and the Debentures are unascertainable at this time, the precise total number of shares of Fonix Class A common stock offered by each Selling Stockholder cannot be fixed. The numbers set forth below represent the number of shares of Fonix Class A common stock that have been issued and that would be issuable, and hence offered hereby, assuming the conversion of all of the Series F preferred stock, the Repricing Rights, and the Debentures as of February 1, 2000. The actual number of shares of Fonix Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions.

     (2) Includes:
           1,801,802     shares of Class A common stock issued in connection
                         with the Equity Offering on December 21, 1998;
           8,859,356     shares of Class A common stock  issuable  upon a
                         hypothetical  conversion of Repricing Rights, assuming
                         such Repricing Rights were converted in full as of
                         February 1, 2000;
             200,000     shares  of  Class  A  common  stock   issuable  upon  a
                         hypothetical conversion of all of the Equity Warrants, assuming such warrants were converted in full on February 1, 2000;

     (3) Includes:
           1,801,802     shares of Class A common stock issued in  connection
                         with the Equity Offering on December 21, 1998;
           8,859,356     shares of Class A common stock  issuable  upon a
                         hypothetical  conversion of Repricing Rights, assuming
                         such Repricing Rights were converted in full as of
                         February 1, 2000;
             200,000     shares  of  Class  A  common  stock   issuable  upon  a
                         hypothetical conversion of all of the Equity Warrants, assuming such warrants were converted in full on February 1, 2000;


     (4) There is no assurance that the Selling Stockholders will sell any or all of the shares offered hereby.


     (5) Includes:
           4,323,413     shares of Class A common stock  issued upon  conversion
                         of  125,000  shares of Series E  preferred  stock as of
                         February  1,  2000,  together  with  shares  issued  as
                         payment of dividends accrued thereon.
          15,832,576     shares of Class A common  stock  issued upon
                         conversion  of  187,500  shares  of Series D
                         preferred  stock  as of  February  1,  2000,
                         together  with  shares  issued as payment of
                         dividends accrued thereon.
             598,396     shares of Class A common stock issuable upon a
                         hypothetical conversion of $246,539 principal amount
                         Series C 5% Convertible Debentures owned by the Selling
                         Stockholder as of February 1, 2000;
              30,585     shares of Class A common  stock  issuable  as  interest
                         upon the conversion of $246,539 principal amount Series
                         C 5% Convertible  Debentures,  assuming such Debentures
                         were converted in full as of February 1, 2000;
           2,519,340     shares of Class A common stock issued upon conversion
                         of $495,000 principal amount of Fonix's Series C 5%
                         Convertible Debentures as of February 1, 2000;
             125,967     shares of Class A common stock issued as interest upon
                         conversion of $495,000 principal amount of Series C 5%
                         Convertible Debentures owned by the Selling
                         Stockholder;
              75,000     shares of Class A common stock issuable upon the
                         hypothetical exercise of a warrant issued in connection
                         with the sale of the Series C 5% Convertible
                         Debentures; and
           1,721,147     shares of Class A common stock issuable upon the
                         hypothetical conversion of 64,543 shares of Series F 6%
                         ConvertiblePreferred Stock as of February 1, 2000.


     (6) Includes:
             598,396     shares of Class A common stock issuable upon a
                         hypothetical conversion of $246,539 principal amount
                         Series C 5% Convertible Debentures owned by the Selling
                         Stockholder as of February 1, 2000;
              30,585     shares of Class A common  stock  issuable  as  interest
                         upon the conversion of $246,539 principal amount Series
                         C 5% Convertible  Debentures,  assuming such Debentures
                         were converted in full as of February 1, 2000;
           2,519,340     shares of Class A common stock issued upon conversion
                         of $495,000 principal amount of Fonix's Series C 5%
                         Convertible Debentures as of February 1, 2000;
             125,967     shares of Class A common stock issued as interest upon
                         conversion of $495,000 principal amount of Series C 5%
                         Convertible Debentures owned by the Selling
                         Stockholder;
              75,000     shares of Class A common stock issuable upon the
                         hypothetical exercise of a warrant issued in connection with the sale of the Series C 5% Convertible
                         Debentures; and

           1,721,147     shares of Class A common stock issuable upon the
                         hypothetical conversion of 64,543 shares of Series F 6%
                         ConvertiblePreferred Stock as of February 1, 2000.


     (7) Includes:
           3,998,478     shares of Class A common stock  issued upon  conversion
                         of  125,000  shares of Series E  preferred  stock as of
                         February  1,  2000,  together  with  shares  issued  as
                         payment of dividends accrued thereon;
          19,452,146     shares of Class A common  stock  issued upon
                         conversion  of  243,139  shares  of Series D
                         preferred  stock  as of  February  1,  2000,
                         together  with  shares  issued as payment of
                         dividends accrued thereon;
           3,359,121     shares of Class A common  stock  issued upon
                         conversion of $660,000  principal  amount of
                         Series C 5% Convertible  Debentures owned by
                         the  Selling  Stockholder  as of February 1, 2000;
              167,956    shares of Class A common stock issued as interest upon
                         the conversion of $660,000 principal amount of Series
                         C 5% Convertible as of February 1, 2000;
              797,859    shares of Class A common stock issuable upon the
                         hypothetical conversion of $328,718 principal amount of
                         Fonix's Series  C  5%  Convertible  Debentures,
                         assuming  such principal  amount were converted in full
                         as of February 1, 2000;
              40,779     shares of Class A common stock  issuable as interest
                         upon the hypothetical conversion of $328,718 principal
                         amount of Series C 5% Convertible Debentures owned by
                         the Selling Stockholder;
             100,000     shares of Class A common stock issuable upon the
                         hypothetical exercise of a warrant issued in connection
                         with the sale of the Series C 5% Convertible
                         Debentures; and
           1,900,667     shares of Class A common stock issuable upon the
                         hypothetical conversion of 71,275 shares of Series F
                         6% Convertible Preferred Stock as of February 1, 2000.

     (8) Includes:
           3,359,121     shares of Class A common  stock  issued upon
                         conversion of $660,000  principal  amount of
                         Series C 5% Convertible  Debentures owned by
                         the  Selling  Stockholder  as of February 1, 2000;
              167,956    shares of Class A common stock issued as interest upon
                         the conversion of $660,000 principal amount of Series
                         C 5% Convertible as of February 1, 2000;
              797,859    shares of Class A common stock issuable upon the
                         hypothetical conversion of $328,718 principal amount of
                         Fonix's Series  C  5%  Convertible  Debentures,
                         assuming  such principal  amount were converted in full
                         as of February 1, 2000;
              40,779     shares of Class A common stock  issuable as interest
                         upon the hypothetical conversion of $328,718 principal
                         amount of Series C 5% Convertible Debentures owned by
                         the Selling Stockholder;
             100,000     shares of Class A common stock issuable upon the
                         hypothetical exercise of a warrant issued in connection
                         with the sale of the Series C 5% Convertible
                         Debentures; and
           1,900,667     shares of Class A common stock issuable upon the
                         hypothetical conversion of 71,275 shares of Series F
                         6% Convertible Preferred Stock as of February 1, 2000.

     (9) Includes:
             199,466 shares of Class A common stock issuable upon a hypothetical conversion of $82,180 principal amount of Series C 5% Convertible Debentures, assuming such Debentures were converted in full on February 1, 2000;
              43,599 shares of Class A common stock issuable as interest upon the conversion of $82,180 principal amount of Series C 5% Convertible Debentures, assuming such Debentures were converted in full as of February 1, 2000; and
              25,000 shares of Class A common stock issuable upon a hypothetical conversion of 25,000 warrants, assuming such warrants were converted in full on February
                         1, 2000.

     (10) Includes:
             199,466 shares of Class A common stock issuable upon a hypothetical conversion of $82,180 principal amount of Series C 5% Convertible Debentures, assuming such Debentures were converted in full on February 1, 2000;
              43,599 shares of Class A common stock issuable as interest upon the conversion of $82,180 principal amount of Series C 5% Convertible Debentures, assuming such Debentures were converted in full as of February 1, 2000; and
              25,000 shares of Class A common stock issuable upon a hypothetical conversion of 25,000 warrants, assuming such warrants were converted in full on February
                         1, 2000.


     (11) Includes:
           9,459,158     shares of Class A common  stock  issued upon
                         conversion  of  122,500  shares  of Series D
                         preferred  stock  as of  February  1,  2000,
                         together  with  shares  issued as payment of
                         dividends accrued thereon;
          28,349,337     shares of Class A common stock issuable upon a
                         hypothetical conversion of 310,000 shares of Series D
                         preferred stock owned by the Selling Stockholder as of
                         February 1, 2000;
           1,634,812     shares of Class A common  stock  issuable  as  interest
                         upon the conversion of 310,000 shares of Series D preferred stock, assuming such preferred stock was converted in full as of February 1, 2000;

           4,839,005     shares of Class A common stock issuable upon
                         a  hypothetical   conversion  of  $1,993,670
                         principal  amount of Series C 5% Convertible
                         Debentures,  assuming such  Debentures  were
                         converted in full on February 1, 2000;
             247,327     shares of Class A common  stock  issuable  as  interest
                         upon  the   hypothetical   conversion   of  the  entire
                         principal amount of Series C 5% Convertible  Debentures
                         owned by the Selling Stockholder; and
             200,000     shares  of  Class  A  common  stock   issuable  upon  a
                         hypothetical conversion of all of the Debt Warrants, assuming such warrants were converted in full on February 1, 2000.

     (12) Includes:
           4,839,005     shares of Class A common stock issuable upon
                         a  hypothetical   conversion  of  $1,993,670
                         principal  amount of Series C 5% Convertible
                         Debentures,  assuming such  Debentures  were
                         converted in full on February 1, 2000;
             247,327     shares of Class A common  stock  issuable  as  interest
                         upon  the   hypothetical   conversion   of  the  entire
                         principal amount of Series C 5% Convertible  Debentures
                         owned by the Selling Stockholder; and
             200,000     shares  of  Class  A  common  stock   issuable  upon  a
                         hypothetical conversion of all of the Debt Warrants, assuming such warrants were converted in full on February 1, 2000.


     (13) Includes:
           2,897,407     shares of Class A common stock  issued upon  conversion
                         of 57,111 shares of Series D preferred stock as of February 1, 2000, together with shares issued as payment of dividends accrued thereon; and
             302,000     shares of Class A common stock issuable upon the
                         hypothetical conversion of 11,325 shares of Series F 6%
                         Convertible Preferred Stock as of February 1, 2000.

     (14) Includes:
             302,000 shares of Class A common stock issuable upon the hypothetical conversion of 11,325 shares of Series F 6% Convertible Preferred Stock as of February 1, 2000.

     (15) Includes:
           3,666,667     shares of Class A common stock issuable upon the
                         hypothetical conversion of 137,500 shares of Series F
                         6% Convertible Preferred Stock as of February 1, 2000.



     The following table lists the natural persons who control each of the Selling Stockholders.


 Selling Stockholder                    Name of Natural Person Who Controls
------------------------------------    ---------------------------------------

Dominion Capital Fund, Ltd.             Nina Ray and Carl O' Connell
Sovereign Partners, LP                  Steven M. Hicks and Daniel Pickett
JNC Strategic Fund Ltd                  Neil T. Chau and James Q. Chau
JNC Opportunity Fund Ltd.               Neil T. Chau and James Q. Chau
Dominion Investment Fund LLC            David Sims
Queen LLC                               David Sims
Canadian Advantage Limited Partnership  Mark Valentine and Ian McKinnon




                             Plan of distribution

     Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders or their pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

     o     a  block  trade  in  which a  broker-dealer  engaged  by the  Selling
           Stockholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

     o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

     o ordinary brokerage transactions in which the broker solicits purchasers; and

     o     privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Stockholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     Fonix has advised the Selling Stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, Fonix will make copies of this prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

     All costs, expenses and fees in connection with the registration of the shares will be borne by Fonix. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Fonix will not receive any proceeds from the sale of the Shares.

     Fonix has agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

     The Selling Stockholders are not obligated to sell any or all of the Shares covered by this prospectus.

     In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

                                  Legal matters

     The validity of the Shares offered hereby will be passed upon for Fonix by Durham Jones & Pinegar, P.C., 50 South Main Street, Suite 800, Salt Lake City, Utah 84144.

                      Table of Contents


Summary about Fonix and this offering..........................................2
Recent developments............................................................5
Important information incorporated by reference................................6
Where to get additional information............................................7
Explanation about forward-looking information..................................8
Risk factors...................................................................9
Information about Fonix Corporation...........................................19
Management's discussion and analysis of financial condition
     and results of operations................................................19
Special note regarding forward looking statements.............................31
Market price of and dividends on the Company's Class A
     common stock.............................................................31
Selected financial data.......................................................32
Index to financial statements of Fonix Corporation............................33
Changes in and disagreements with accountants on
     accounting and financial disclosure......................................34
Use of proceeds...............................................................34
Selling stockholders..........................................................35
Plan of distribution..........................................................40
Legal matters.................................................................42

                               --------------------




























                                Fonix Corporation


                                  56,864,399

                                     SHARES

                              CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS

                               -------------------


                                February 11, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange Commission   $    8,257
Legal fees and expenses of the Company                30,000
Accounting fees and expenses                          25,000
Blue Sky fees and expenses                                --
Printing expenses                                        500
Miscellaneous expenses                                 5,000
                                                  ----------
Total Expenses                                    $   68,757
                                                  ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General
Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

         Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."









                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

5        Opinion of Durham Jones & Pinegar, P.C.

23.1 Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5 filed herewith.

23.2     Consent of Arthur Andersen LLP

23.3     Consent of Deloitte & Touche LLP

23.4     Consent of Pritchett, Siler & Hardy P.C.

24       Power of Attorney (See page II-5 of this Registration Statement)

99.1 Securities Purchase Agreement by and among Fonix Corporation and JNC Strategic Fund Ltd., dated December 21, 1998*

99.2 Securities Purchase Agreement among Fonix Corporation and the investors identified therein dated January 29, 1999, as supplemented on March 3, 1999*

-------------------
         *filed previously

ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

                  (iii) To include any material  information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and
         (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d)
         of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this
Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 10th day of February, 2000.



                                           Fonix Corporation



                                           By:/s/ Thomas A. Murdock
                                              ---------------------------
                                               Thomas A. Murdock
                                               President, Chief Executive
                                               Officer

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                  Title                               Date
------------               ----------------------              ------
/s/ Thomas A. Murdock      Chief Executive Officer, President, February 10, 2000
-------------------------- Chairman of the Board of Directors
Thomas A. Murdock          (Principal Executive Officer)

/s/ Thomas A. Murdock*     Executive Vice President Finance    February 10, 2000
-------------------------- and Director
Roger D. Dudley            (Principal Financial Officer)


/s/ Thomas A. Murdock*     Chief Financial Officer (Principal  February 10, 2000
-------------------------- Accounting Officer)
Douglas L. Rex

/s/ Thomas A. Murdock*     Director                            February 10, 2000
--------------------------
John A. Oberteuffer, Ph.D.

/s/ Thomas A. Murdock*     Director                            February 10, 2000
--------------------------
William A. Maasberg Jr.

/s/ Thomas A. Murdock*     Director                            February 10, 2000
--------------------------
Mark L. Tanner


* As Attorney-in-fact

                                  EXHIBIT INDEX


5        Opinion of Durham Jones & Pinegar, P.C.

23.1 Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5 filed herewith.


23.2     Consent of Arthur Andersen LLP

23.3     Consent of Deloitte & Touche LLP

24.4     Consent Pritchett, Siler & Hardy P.C.

24       Power of Attorney (See page II-5 of this Registration Statement)

99.1 Securities Purchase Agreement by and among Fonix Corporation and JNC Strategic Fund Ltd., dated December 21, 1998*

99.2 Securities Purchase Agreement among Fonix Corporation and the investors identified therein dated January 29, 1999, as supplemented on March 3, 1999*

-----------------
         *previously filed

                                TABLE OF CONTENTS








REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (ARTHUR ANDERSEN LLP)...............F-2

INDEPENDENT AUDITORS' REPORT (DELOITTE & TOUCHE LLP).........................F-3

INDEPENDENT AUDITORS' REPORT (PRITCHETT, SILER & HARDY, P.C.)................F-4

FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 1998 and 1997.................F-5

Consolidated Statements of Operations for the Years Ended December 31,
   1998, 1997 and 1996 and for the Period from October 1, 1993
   (Date of Inception) to December 31, 1998..................................F-6

Consolidated Statements of Stockholders' Equity for the Years ended
   December 31, 1998, 1997 and 1996 and for the Period from October
   1, 1993 (Date of Inception) to December 31, 1998..........................F-7

Consolidated Statements of Cash Flows for the Years Ended December
   31, 1998,  1997 and 1996 and for the Period from October 1, 1993
   (Date of Inception) to December 31, 1998.................................F-10

Notes to Consolidated Financial Statements..................................F-12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fonix Corporation:

We have audited the accompanying consolidated balance sheets of Fonix Corporation (a Delaware corporation in the development stage) and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from inception (October 1, 1993) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1996 and for the period from inception (October 1, 1993) to December 31, 1996, were audited by other auditors whose report dated March 28, 1997, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern. The consolidated financial statements for the period from inception (October 1, 1993) to December 31, 1996 reflect a net loss of $19,841,807 of the total inception to date net loss of $85,414,537. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors for the cumulative information for the period from inception (October 1, 1993) to December 31, 1996, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fonix Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended and for the period from inception (October 1, 1993) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has generated no significant recurring revenues through December 31,1998 and has incurred significant recurring losses since its inception. The Company expects these losses to continue at least through December 31, 1999. As of December 31, 1998, the Company has an accumulated deficit of $92,933,777, negative working capital of $14,678,975, demand and other notes currently due of $29,438,218 (some of which are in default) and $1,965,490 of accounts payable over 60 days past due. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP


Salt Lake City, Utah
April 14, 1999 (except  with  respect
     to the matter  described in Note 21, as
     to which the date is December 29, 1999)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
   and Shareholders of
Fonix Corporation
Salt Lake City, Utah

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Fonix Corporation and subsidiary (a development stage company) (the Company) for the year ended December 31, 1996, and for the period from October 1, 1993 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's consolidated financial statements for the period from October 1, 1993 (date of inception) to December 31, 1995 were audited by other auditors whose report, dated March 4, 1996, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern. The financial statements for the period October 1, 1993 (date of inception) through December 31, 1995 reflect a net loss of $12,012,299 of the total inception to date net loss. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 1996, and for the period from October 1, 1993 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing automated speech recognition technologies. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Salt Lake City, Utah
March 28, 1997

INDEPENDENT AUDITORS' REPORT




To the Board of Directors
Fonix Corporation
Salt Lake City, Utah


We have audited the consolidated statements of operations, stockholders' equity and cash flows of Fonix Corporation and subsidiary [a development stage company] for the year ended December 31, 1995, and for the period from October 1, 1993 (date of inception) to December 31, 1995 (these financial statements are not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Fonix Corporation and subsidiary (a development stage company) for the period from October 1, 1993 (date of inception) to December 31, 1995 in conformity with generally accepted accounting principles.

The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is still in the development stage and has suffered recurring losses which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ PRITCHETT, SILER & HARDY, P.C.

PRITCHETT, SILER & HARDY, P.C.

Salt Lake City, Utah
March 4, 1996

                                Fonix Corporation
                          [A Development Stage Company]

                           CONSOLIDATED BALANCE SHEETS

ASSETS
                                                                                                       December 31,  December 31,
                                                                                                          1998          1997
                                                                                                      ------------- -------------
Current assets:
     Cash and cash equivalents                                                                        $ 20,045,539  $ 20,501,676
     Notes receivable                                                                                      245,000       600,000
     Accounts receivable, net of allowance for doubtful accounts of $8,000                                 219,908             -
     Employee advances                                                                                      67,231             -
     Interest and other receivables                                                                          3,722        14,919
     Inventory                                                                                               4,804             -
     Prepaid expenses                                                                                       51,866        32,094
                                                                                                      ------------- -------------

         Total current assets                                                                           20,638,070    21,148,689

Property and equipment, net of accumulated depreciation of $1,168,023 and $464,100, respectively         2,145,031     1,567,279

Intangible assets, net of accumulated amortization of $1,770,668 and $25,509, respectively              19,437,290       138,951

Other assets                                                                                               107,945        39,647

Net long term assets of discontinued operations                                                         19,584,455             -
                                                                                                      ------------- -------------

         Total assets                                                                                 $ 61,912,791  $ 22,894,566
                                                                                                      ============= =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Bank overdraft                                                                                   $    138,034  $          -
     Revolving notes payable                                                                            20,038,193    18,612,272
     Notes payable - related parties                                                                     8,491,880       551,510
     Notes payable - other                                                                                 560,000             -
     Accounts payable                                                                                    3,536,074       291,638
     Accrued liabilities                                                                                   981,774       505,619
     Accrued liabilities - related parties                                                                 900,004       459,502
     Deferred revenues                                                                                      20,000             -
     Capital lease obligation - current portion                                                             52,225        49,325
     Net current liabilities of discontinued operations                                                    598,861             -
                                                                                                      ------------- -------------

         Total current liabilities                                                                      35,317,045    20,469,866

Capital lease obligation, net of current portion                                                                 -        52,225
                                                                                                      ------------- -------------

         Total liabilities                                                                              35,317,045    20,522,091
                                                                                                      ------------- -------------

Common stock and related repricing rights subject to redemption; 1,801,802 shares and
     repricing rights outstanding in 1998 (aggregate redemption value of $2,500,000)                     1,830,000             -
                                                                                                      ------------- -------------

Commitments and contingencies (Notes 1, 7, 12, 14, 16, 17 and 20)

Stockholders' equity:
     Preferred stock, $.0001 par value; 100,000,000 shares authorized; Series A, convertible; 166,667 shares outstanding
             (aggregate liquidation preference of $6,055,012)                                              500,000       500,000
         Series B, 5% cumulative convertible; 27,500 shares outstanding in 1997
             (aggregate liquidation preference of $555,197)                                                      -       667,659
         Series C, 5% cumulative convertible; 185,000 shares outstanding in 1997
             (aggregate liquidation preference of $3,734,550)                                                    -     4,644,785
         Series D, 4% cumulative convertible; 1,008,334 shares outstanding in 1998
             (aggregate liquidation preference of $20,441,828)                                          22,200,936             -
         Series E, 4% cumulative convertible; 135,072 shares outstanding in 1998
             (aggregate liquidation preference of $2,739,403)                                            3,257,886             -
     Common stock, $.0001 par value; 100,000,000 shares authorized;
         64,324,480 and 43,583,875 shares outstanding, respectively                                          6,432         4,358
     Additional paid-in capital                                                                         88,517,711    38,637,059
     Outstanding warrants                                                                                3,323,258     2,936,360
     Deferred consulting expense                                                                          (106,700)            -
     Deficit accumulated during the development stage                                                  (92,933,777)  (45,017,746)
                                                                                                      ------------- -------------

         Total stockholders' equity                                                                     24,765,746     2,372,475
                                                                                                      ------------- -------------

         Total liabilities and stockholders' equity                                                   $ 61,912,791  $ 22,894,566
                                                                                                      ============= =============



          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          [A Development Stage Company]

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                   October 1,
                                                                                                                      1993
                                                                                                                 (Inception) to
                                                                    Years Ended December 31,                      December 31,
                                                    ----------------------------------------------------------
                                                           1998                1997               1996                1998
                                                    ------------------- ------------------- ------------------ -------------------
Revenues                                            $        2,604,724  $                -  $               -  $        2,604,724
Cost of revenues                                                35,440                   -                  -              35,440
                                                    ------------------- ------------------- ------------------ -------------------

      Gross margin                                           2,569,284                   -                  -           2,569,284
                                                    ------------------- ------------------- ------------------ -------------------

Expenses:
      Product development and research                      13,060,604           7,066,294          4,758,012          30,997,897
      Purchased in-process research and development          9,315,000                   -                  -           9,315,000
      Selling, general and administrative                   10,529,910          12,947,112          3,530,400          32,776,580
                                                    ------------------- ------------------- ------------------ -------------------

           Total expenses                                   32,905,514          20,013,406          8,288,412          73,089,477
                                                    ------------------- ------------------- ------------------ -------------------

Loss from operations                                       (30,336,230)        (20,013,406)        (8,288,412)        (70,520,193)
                                                    ------------------- ------------------- ------------------ -------------------

Other income (expense):
      Interest income                                        1,075,021           1,199,610          1,180,259           3,667,088
      Interest expense                                      (1,470,689)         (2,758,288)          (721,355)         (5,323,232)
      Cancellation of common stock reset provision          (6,111,577)                  -                  -          (6,111,577)
                                                    ------------------- ------------------- ------------------ -------------------

           Total other income (expense), net                (6,507,245)         (1,558,678)           458,904          (7,767,721)
                                                    ------------------- ------------------- ------------------ -------------------

Loss from continuing operations                            (36,843,475)        (21,572,084)        (7,829,508)        (78,287,914)

Discontinued operations:
      Operating loss of HealthCare
           Solutions Group                                  (6,275,307)                  -                  -          (6,275,307)
                                                    ------------------- ------------------- ------------------ -------------------

Loss before extraordinary items                            (43,118,782)        (21,572,084)        (7,829,508)        (84,563,221)

Extraordinary items:
      Loss on extinguishment of debt                                 -            (881,864)                 -            (881,864)
      Gain on forgiveness of debt                                    -                   -                  -              30,548
                                                    ------------------- ------------------- ------------------ -------------------

Net loss                                            $      (43,118,782) $      (22,453,948) $      (7,829,508) $      (85,414,537)
                                                    =================== =================== ================== ===================


Basic and diluted net loss per common share         $            (0.91) $            (0.59) $           (0.21)
                                                    =================== =================== ==================


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          [A Development Stage Company]


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                    Series A                Series B                 Series C
                                                                 Preferred Stock         Preferred Stock         Preferred Stock
                                                                 ---------------         ---------------         ---------------
                                                                Shares      Amount      Shares      Amount      Shares      Amount
                                                                ------      ------      ------      ------      ------      ------

Balance, December 31, 1992                                           -      $    -           -      $    -           -      $    -

Reverse stock split one share for ninety shares                      -           -           -           -           -           -

Restatement for reverse acquisition of fonix
  corporation by Phonic Technologies, Inc.                           -           -           -           -           -           -
                                                                ------      ------      ------      ------      ------      ------
Balance, October 1, 1993 (date of inception)                         -           -           -           -           -           -

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                           -           -           -           -           -           -
                                                                ------      ------      ------      ------      ------      ------
Balance, December 31, 1993                                           -           -           -           -           -           -


Acquisition of Taris, Inc.                                           -           -           -           -           -           -

Shares issued for services at $.14 to $.18 per share                 -           -           -           -           -           -

Shares issued for services at $.25 per share                         -           -           -           -           -           -

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                             -           -           -           -           -           -

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                             -           -           -           -           -           -

Net loss for the year ended December 31, 1994                        -           -           -           -           -           -
                                                                ------      ------      ------      ------      ------      ------
Balance, December 31, 1994                                           -           -           -           -           -           -

Shares issued during the year for cash at $.45 to
  $2.50 per share, less offering costs of $ 267,714                  -           -           -           -           -           -

Shares issued during the year for services
  rendered and cancellation of accounts payable
  at $.55 to $1.55 per share                                         -           -           -           -           -           -

Warrants issued during the year for  cancellation
  of accounts  payable at $.033
  per warrant (additional compensation expense
  of $2,282,900 or $.62 per share was recorded)                      -           -           -           -           -           -

Shares issued during the year upon conversion of
  warrants for cancellation of accounts
  payable at $.35 per share                                          -           -           -           -           -           -

Warrants issued during the year for cash at $.0033 to
  $.10 per warrant, less offering costs of$5,040                     -           -           -           -           -           -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                       -           -           -           -           -           -

Forgiveness of debt with related parties                             -           -           -           -           -           -

Net loss for the year ended December 31, 1995                        -           -           -           -           -           -
                                                                ------      ------      ------      ------      ------      ------
Balance, December 31, 1995                                           -           -           -           -           -           -



                                                                    Series D          Series E
                                                                Preferred Stock   Preferred Stock            Common Stock
                                                                ---------------   ---------------   ------------------------------
                                                                Shares   Amount   Shares   Amount      Shares            Amount
                                                                ------   ------   ------   ------   -------------    -------------
Balance, December 31, 1992                                           -   $     -       -   $    -     37,045,000     $      3,704

Reverse stock split one share for ninety shares                      -         -       -        -    (36,633,389)          (3,663)

Restatement for reverse acquisition of fonix
  corporation by Phonic Technologies, Inc.                           -         -       -        -      9,983,638              999
                                                                ------   ------   ------   ------   -------------    -------------
Balance, October 1, 1993 (date of inception)                         -         -       -        -     10,395,249            1,040

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                           -         -       -        -              -                -
                                                                ------   ------   ------   ------   -------------    -------------

Balance, December 31, 1993                                           -         -       -        -     10,395,249            1,040


Acquisition of Taris, Inc.                                           -         -       -        -        411,611               41

Shares issued for services at $.14 to $.18 per share                 -         -       -        -      1,650,000              165

Shares issued for services at $.25 per share                         -         -       -        -         20,000                2

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                             -         -       -        -      3,900,000              390

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                             -         -       -        -      1,819,293              181

Net loss for the year ended December 31, 1994                        -         -       -        -              -                -
                                                                ------   ------   ------   ------   -------------    -------------
Balance, December 31, 1994                                           -         -       -        -     18,196,153            1,819


Shares issued during the year for cash at $.45 to $2.50
  per share, less offering costs of $ 267,714                        -         -       -        -      6,442,538              645

Shares issued during the year for services
  rendered and cancellation of accounts payable
  at $.55 to $1.55 per share                                         -         -       -        -        516,630               52

Warrants issued during the year for
  cancellation of accounts payable at $.033
  per warrant (additional compensation expense
  of $2,282,900 or $.62 per share was recorded)                      -         -       -        -              -                -

Shares issued during the year upon conversion of
  warrants for cancellation of
  accounts payable at $.35 per share                                 -         -       -        -      3,700,000              370

Warrants issued during the year for cash at $.0033 to
  $.10 per warrant, less offering costs of$5,040                     -         -       -        -              -                -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                       -         -       -        -        550,000               55

Forgiveness of debt with related parties                             -         -       -        -              -                -

Net loss for the year ended December 31, 1995                        -         -       -        -              -                -
                                                                ------   ------   ------   ------   -------------    -------------
Balance, December 31, 1995                                           -         -       -        -     29,405,321            2,941



                                                                                                         Deficit
                                                                                           Deferred    Accumulated
                                                                Additional                 Consult-    During the
                                                                 Paid-in     Outstanding      ing      Development
                                                                 Capital       Warrants    Expense        Stage          Total
                                                              -------------  -----------   --------   -------------   -----------
Balance, December 31, 1992                                    $    136,659   $        -    $     -    $    (29,495)   $  110,868

Reverse stock split one share for ninety shares                      3,663            -          -               -             -

Restatement for reverse acquisition of fonix
  corporation by Phonic Technologies, Inc.                        (141,362)           -          -          29,495      (110,868)
                                                              -------------  -----------   --------   -------------   -----------
Balance, October 1, 1993 (date of inception)                        (1,040)           -          -               -             -

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                               -            -          -      (1,782,611)   (1,782,611)
                                                              -------------  -----------   --------   -------------   -----------

Balance, December 31, 1993                                          (1,040)           -          -      (1,782,611)   (1,782,611)

Acquisition of Taris, Inc.                                           1,240            -          -               -         1,281

Shares issued for services at $.14 to $.18 per share               249,835            -          -               -       250,000

Shares issued for services at $.25 per share                         4,998            -          -               -         5,000

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                           156,515            -          -               -       156,905

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                         3,315,874            -          -               -     3,316,055

Net loss for the year ended December 31, 1994                            -            -          -      (3,914,339)   (3,914,339)
                                                              -------------  -----------   --------   -------------   -----------
Balance, December 31, 1994                                       3,727,422            -          -      (5,696,950)   (1,967,709)

Shares issued during the year for cash at $.45 to
  $2.50 per share, less offering costs of $267,714               4,509,542            -          -               -     4,510,187

Shares issued during the year for services
  rendered and cancellation of accounts payable
  at $.55 to $1.55 per share                                       355,319            -          -               -       355,371

Warrants issued during the year for
  cancellation of accounts payable at $.033
  per warrant (additional compensation expense
  of $2,282,900 or $.62 per share was recorded)                          -    2,405,000          -               -     2,405,000

Shares issued during the year upon conversion of
  warrants for cancellation of accounts
  payable at $.35 per share                                      3,699,630   (2,405,000)         -               -     1,295,000

Warrants issued during the year for cash at $.0033 to
  $.10 per warrant, less offering costs of$5,040                         -       45,360          -               -        45,360

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                     519,945      (45,000)         -               -       475,000

Forgiveness of debt with related parties                           506,874            -          -               -       506,874

Net loss for the year ended December 31, 1995                            -            -          -      (6,315,349)   (6,315,349)
                                                              -------------  -----------   --------   -------------   -----------
Balance, December 31, 1995                                      13,318,732          360          -     (12,012,291)    1,309,734


          See accompanying notes to consolidated financial statements

                                Fonix Corporation
                          [A Development Stage Company]

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           Series A                   Series B                   Series C
                                                       Preferred Stock            Preferred Stock             Preferred Stock
                                                       ---------------            ---------------             ---------------
                                                     Shares       Amount        Shares        Amount        Shares        Amount
                                                  ------------  ------------  ------------  ------------  ------------  -----------


Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                               -  $          -             -   $         -             -   $         -

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                    -             -             -             -             -             -

Shares issued during the year for cash at $.48
  to $3.38 per share, less offering costs of
  $2,033,286                                                -             -             -             -             -             -

Net loss for the year ended December 31, 1996               -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  -----------
Balance, December 31, 1996                                  -             -             -             -             -             -

Shares issued for services at $3.75 to $5.31
  per share                                                 -             -             -             -             -             -

Shares issued for services at $6.50 to
  $8.38 per share                                           -             -             -             -             -             -

Warrants issued during the year for services                -             -             -             -             -             -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                           -             -             -             -             -             -

Shares issued during the year for cash at
  $2.50 per share                                           -             -             -             -             -             -

Warrants issued during the year in connection
  with the issuance of a convertible debenture
  and convertible preferred stock                           -             -             -             -             -             -

Shares issued upon conversion of convertible
  debenture to common shares                                -             -             -             -             -             -

Series B preferred shares issued for
  extinguishment of convertible debenture at
  $20 stated value per share                                -             -       108,911     2,178,213             -             -

Sale of Series C preferred shares and
  warrants, less cash fees of $201,500                      -             -             -             -       187,500     2,948,500

Sale of Series B preferred shares for cash,
  less cash fees of $145,000                                -             -       125,000     2,355,000             -             -

Capital contribution in connection with
  put options                                               -             -             -             -             -             -

Beneficial conversion features of Series B
  convertible debenture                                     -             -             -             -             -             -

Series A preferred shares issued upon
  conversion of convertible debenture at
  $3 per share                                        166,667       500,000             -             -             -             -

Conversion of Series B and Series C
  preferred shares to common shares                         -             -      (206,411)   (4,828,488)       (2,500)      (62,772)

Shares issued during the year in connection
  with exercise of options at $2.97 per share               -             -             -             -             -             -

Shares issued during the year in connection
  with the exercise of warrants at $.50
  per share                                                 -             -             -             -             -             -

Accretion of Series C preferred stock                       -             -             -             -             -       600,000

Dividends on preferred stock                                -       $     -             -     $ 962,934             -   $ 1,159,057

Net loss for the year ended December 31, 1997               -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  ------------


                                                             Series D                   Series E
                                                         Preferred Stock           Preferred Stock               Common Stock
                                                         ---------------           ---------------         -----------------------
                                                     Shares        Amount        Shares         Amount       Shares        Amount
                                                  ------------  ------------  ------------  ------------  ------------  ------------


Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                               -   $         -             -   $         -       420,000   $        42

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                    -             -             -             -        60,000             6

Shares issued during the year for cash at $.48
  to $3.38 per share, less offering costs of
  $2,033,286                                                -             -             -             -    11,741,242         1,174

Net loss for the year ended December 31, 1996               -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1996                                  -             -             -             -    41,626,563         4,163

Shares issued for services at $3.75 to $5.31
  per share                                                 -             -             -             -        87,500             9

Shares issued for services at $6.50 to
  $8.38 per share                                           -             -             -             -       505,000            50

Warrants issued during the year for services                -             -             -             -             -             -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                           -             -             -             -       150,000            15

Shares issued during the year for cash at
  $2.50 per share                                           -             -             -             -       150,000            15

Warrants issued during the year in connection
  with the issuance of a convertible debenture
  and convertible preferred stock                           -             -             -             -             -             -

Shares issued upon conversion of convertible
  debenture to common shares                                -             -             -             -       145,747            15

Series B preferred shares issued for
  extinguishment of convertible debenture at
  $20 stated value per share                                -             -             -             -             -             -

Sale of Series C preferred shares and
  warrants, less cash fees of $201,500                      -             -             -             -             -             -

Sale of Series B preferred shares for cash,
  less cash fees of $145,000                                -             -             -             -             -             -

Capital contribution in connection with
  put options                                               -             -             -             -             -             -

Beneficial conversion features of Series B
  convertible debenture                                     -             -             -             -             -             -

Series A preferred shares issued upon
  conversion of convertible debenture at
  $3 per share                                              -             -             -             -             -             -

Conversion of Series B and Series C
  preferred shares to common shares                         -             -             -             -       804,065            80

Shares issued during the year in connection
  with exercise of options at $2.97 per share               -             -             -             -        15,000             1

Shares issued during the year in connection
  with the exercise of warrants at $.50                     -             -             -             -       100,000            10
  per share

Accretion of Series C preferred stock                       -             -             -             -             -             -

Dividends on preferred stock                                -       $     -             -       $     -             -    $        -

Net loss for the year ended December 31, 1997               -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  ------------

                                                                                             Deficit
                                                                               Deferred     Accumulated
                                                    Additional                  Consult-     During the
                                                      Paid-in   Outstanding       ing       Development
                                                      Capital     Warrants      Expense        Stage          Total
                                                  ------------  ------------  ------------  ------------  ------------


Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                         901,478   $         -   $         -   $         -   $   901,520

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share               29,994             -             -             -        30,000

Shares issued during the year for cash at $.48
  to $3.38 per share, less offering costs of
  $2,033,286                                       11,857,269             -             -             -    11,858,443

Net loss for the year ended December 31, 1996               -             -             -    (7,829,508)   (7,829,508)
                                                  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1996                         26,107,473           360             -   (19,841,807)    6,270,189

Shares issued for services at $3.75 to $5.31
  per share                                           366,710             -             -             -       366,719

Shares issued for services at $6.50 to
  $8.38 per share                                   3,426,202             -             -             -     3,426,252

Warrants issued during the year for services                -     1,165,500             -             -     1,165,500

Shares issued upon the exercise of warrants
  for services at $2.00 per share                     689,085      (389,100)            -             -       300,000

Shares issued during the year for cash at
  $2.50 per share                                   1,256,235             -             -             -     1,256,250

Warrants issued during the year in connection
  with the issuance of a convertible debenture
  and convertible preferred stock                           -     1,559,600             -             -     1,559,600

Shares issued upon conversion of convertible
  debenture to common shares                          857,835             -             -             -       857,850

Series B preferred shares issued for
  extinguishment of convertible debenture at
  $20 stated value per share                                -             -             -             -     2,178,213

Sale of Series C preferred shares and
  warrants, less cash fees of $201,500                      -       600,000             -             -     3,548,500

Sale of Series B preferred shares for cash,
  less cash fees of $145,000                                -             -             -             -     2,355,000

Capital contribution in connection with
  put options                                         500,000             -             -             -       500,000

Beneficial conversion features of Series B
  convertible debenture                               427,850             -             -             -       427,850

Series A preferred shares issued upon
  conversion of convertible debenture at
  $3 per share                                              -             -             -             -       500,000

Conversion of Series B and Series C
  preferred shares to common shares                 4,891,180             -             -             -             -

Shares issued during the year in connection
  with exercise of options at $2.97 per share          44,499             -             -             -        44,500

Shares issued during the year in connection
  with the exercise of warrants at $.50                49,900             -             -             -        50,000
  per share

Accretion of Series C preferred stock                       -             -             -      (600,000)            -

Dividends on preferred stock                        $       -       $     -      $      -   $(2,121,991)    $       -

Net loss for the year ended December 31, 1997               -             -             -   (22,453,948)  (22,453,948)
                                                  ------------  ------------  ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          [A Development Stage Company]

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                           Series A                   Series B                   Series C
                                                       Preferred Stock            Preferred Stock             Preferred Stock
                                                       ---------------            ---------------             ---------------
                                                     Shares       Amount        Shares        Amount        Shares        Amount
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1997                            166,667       500,000        27,500       667,659       185,000     4,644,785

Shares issued for debt costs at $1.44 per share             -             -             -             -             -             -

Options issued during the year for services                 -             -             -             -             -             -

Shares issued during the year for patent                    -             -             -             -             -             -

Warrants issued during the year for cash                    -             -             -             -             -             -

Shares issued upon the exercise of options
  and warrants                                              -             -             -             -             -             -

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846              -             -             -             -             -             -

Shares issued during the year in connection
  with the acquisitions of AcuVoice, Articulate
  and Papyrus                                               -             -             -             -             -             -

Sale of Series D preferred shares, less
  issuance costs of $546,154                                -             -             -             -             -             -

Sale of Series E preferred shares, less
  issuance costs of $50,000                                 -             -             -             -             -             -

Exchange of Series D for Series E preferred
  stock                                                     -             -             -             -             -             -

Conversions of preferred stock to common
  stock                                                     -             -       (27,500)     (676,190)     (185,000)   (4,767,913)

Shares issued in connection with the
  relinquishment of a reset provision                       -             -             -             -             -             -

Expiration of warrants                                      -             -             -             -             -             -

Amortization of deferred consulting
  expense                                                   -             -             -             -             -             -

Dividends on preferred stock                                -             -             -         8,531             -       123,128

Net loss for the year ended December
  31, 1998                                                  -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1998                            166,667     $ 500,000             -     $       -             -     $       -
                                                  ============  ============  ============  ============  ============  ============



                                                             Series D                   Series E
                                                         Preferred Stock           Preferred Stock               Common Stock
                                                         ---------------           ---------------         -----------------------
                                                     Shares        Amount        Shares         Amount       Shares        Amount
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1997                                  -             -             -             -    43,583,875         4,358

Shares issued for debt costs at $1.44 per share             -             -             -             -        35,000             4

Options issued during the year for services                 -             -             -             -             -             -

Shares issued during the year for patent                    -             -             -             -        24,814             3

Warrants issued during the year for cash                    -             -             -             -             -             -

Shares issued upon the exercise of options
  and warrants                                              -             -             -             -       265,000            27

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846              -             -             -             -     4,000,000           400

Shares issued during the year in connection
  with the acquisitions of AcuVoice, Articulate
  and Papyrus                                               -             -             -             -    10,944,081         1,094

Sale of Series D preferred shares, less
  issuance costs of $546,154                          500,000    10,453,846             -             -             -             -

Sale of Series E preferred shares, less
  issuance costs of $50,000                                 -             -       100,000     1,950,000             -             -

Exchange of Series D for Series E preferred
  stock                                              (150,000)   (3,079,167)      150,000     3,079,167             -             -

Conversions of preferred stock to common
  stock                                                     -             -      (114,928)   (2,777,292)    4,081,234           407)

Shares issued in connection with the
  relinquishment of a reset provision                 608,334    11,166,668             -             -     1,390,476           139

Expiration of warrants                                      -             -             -             -             -             -

Amortization of deferred consulting
  expense                                                   -             -             -             -             -             -

Dividends on preferred stock                                -     3,659,579             -     1,006,011             -             -

Net loss for the year ended December
  31, 1998                                                  -             -             -             -             -             -
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1998                          1,008,334   $22,200,936       135,072    $3,257,886   $64,324,480     $   6,432
                                                  ============  ============  ============  ============  ============  ============


                                                                                             Deficit
                                                                               Deferred     Accumulated
                                                    Additional                  Consult-     During the
                                                      Paid-in   Outstanding       ing       Development
                                                      Capital     Warrants      Expense        Stage          Total
                                                  ------------  ------------  ------------  ------------  ------------

Balance, December 31, 1997                         38,637,059     2,936,360             -   (45,017,746)    2,372,475

Shares issued for debt costs at $1.44 per share        50,310             -             -             -        50,314

Options issued during the year for services           320,100             -      (320,100)            -             -

Shares issued during the year for patent              100,804             -             -             -       100,807

Warrants issued during the year for cash                    -       472,928             -             -       472,928

Shares issued upon the exercise of options
  and warrabnts                                       505,333           360)            -             -       505,000

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846     16,965,754             -             -             -    16,966,154

Shares issued during the year in connection with
  the acquisitions of AcuVoice, Articulate
  and Papyrus                                      28,686,933             -             -             -    28,688,027

Sale of Series D preferred shares, less
  issuance costs of $546,154                                -             -             -             -    10,453,846

Sale of Series E preferred shares, less
  issuance costs of $50,000                                 -             -             -             -     1,950,000

Exchange of Series D for Series E
  preferred stock                                           -             -             -             -             -

Conversions of preferred stock to common stock      8,220,988             -             -             -             -

Shares issued in connection with the
  relinquishment of a reset provision              (5,055,240)            -             -             -     6,111,577

Expiration of warrants                                 85,670       (85,670)            -             -             -

Amortization of deferred consulting expense                 -             -       213,400             -       213,400

Dividends on preferred stock                                -             -             -    (4,797,249)            -

Net loss for the year ended December 31, 1998               -             -             -   (43,118,782)  (43,118,782)
                                                  ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1998                        $88,517,711    $3,323,258     $(106,700) $(92,933,777) $ 24,765,746
                                                  ============  ============  ============  ============ =============


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          [A Development Stage Company]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                                                                                       October 1,
                                                                                                                         1993
                                                                                Years Ended December 31,             (Inception) to
                                                                   ----------------------------------------------      December 31,
                                                                        1998              1997            1996           1998
                                                                   ---------------   -------------   -------------   --------------
Cash flows from operating activities:
     Net loss                                                      $  (43,118,782)   $(22,453,948)   $ (7,829,508)   $ (85,414,537)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
        Issuance of common stock for services                              50,314       4,112,970         901,520        5,487,554
        Issuance of common stock for patent                               100,807              --              --          100,807
        Non-cash expense related to issuance of debentures,
          warrants, preferred and common stock                          6,111,577       3,967,337              --       10,078,914
        Non-cash compensation expense related to issuance
          of stock options                                                213,400              --              --        2,496,300
        Non-cash expense related to issuance of notes payable
           and accrued expense for services                               857,000              --              --          857,000
        Non-cash exchange of notes receivable for services                150,000              --              --          150,000
        Non-cash portion of purchased in-process research and
          development                                                  13,136,000              --              --       13,136,000
        Write-off of assets received in acquisition                            --              --              --            1,281
        Depreciation and amortization                                   3,285,845         405,209          83,183        3,775,454
        Extraordinary loss on extinguishment of debt                           --         881,864              --          881,864
        Extraordinary gain on forgiveness of debt                              --              --              --          (30,548)
        Changes in assets and liabilities, net of effects
         of acquisitions:
          Accounts receivable                                            (148,498)             --              --         (148,498)
          Employee advances                                               (67,231)             --              --          (67,231)
          Interest and other receivables                                    9,436         142,724        (131,419)          (5,483)
          Inventory                                                       (20,221)             --              --          (20,221)
          Prepaid assets                                                  (15,372)        (27,922)         (4,172)         (47,466)
          Other assets                                                    (80,198)         (8,735)        (30,912)        (119,845)
          Accounts payable                                              2,941,898         128,638          42,702        5,013,736
          Accrued liabilities                                               8,189        (922,367)         83,053          641,789
          Accrued liabilities - related party                            (311,743)         47,759       1,500,918          147,759
          Deferred revenues                                                81,266              --              --           81,266
                                                                   ---------------   -------------   -------------   --------------
        Net cash used in operating activities                         (16,816,313)    (13,726,471)     (5,384,635)     (43,004,105)
                                                                   ---------------   -------------   -------------   --------------

Cash flows from investing activities, net of effects of
  acquisitions:
     Acquisition of subsidiaries, net of cash acquired                (15,323,173)             --              --      (15,323,173)
     Purchase of property and equipment                                (1,305,091)       (671,401)     (1,311,236)      (3,336,470)
     Investment in intangible assets                                           --        (107,281)        (33,126)        (164,460)
     Issuance of notes receivable                                        (745,000)     (1,483,600)       (963,106)      (3,228,600)
     Payments received on notes receivable                                     --       1,883,600              --        1,883,600
                                                                   ---------------   -------------   -------------   --------------
        Net cash used in investing activities                         (17,373,264)       (378,682)     (2,307,468)     (20,169,103)
                                                                   ---------------   -------------   -------------   --------------

Cash flows from financing activities:
     Bank overdraft                                                       138,034              --              --          138,034
     Net proceeds from revolving note payable                           1,376,671       2,234,914      10,759,836       19,988,943
     Net proceeds (payments) from revolving note
       payable - related parties                                         (469,869)        551,510              --           81,641
     Proceeds from other notes payable                                    560,000              --              --        2,911,667
     Payments on other notes payable                                           --              --              --       (1,779,806)
     Principal payments on capital lease obligation                       (49,325)        (43,381)             --          (92,706)
     Proceeds from issuance of convertible debentures, net                     --       2,685,000              --        3,185,000
     Proceeds from sale of warrants                                       472,928         600,000              --        1,072,928
     Proceeds from sale of common stock, net                           17,471,155         469,500      11,888,443       38,175,700
     Proceeds from sale of preferred stock, net                        12,403,846       5,303,500              --       17,707,346
     Proceeds from sale of common stock and related
       repricing rights subject to redemption, net                      1,830,000              --              --        1,830,000
                                                                   ---------------   -------------   -------------   --------------
        Net cash provided by financing activities                      33,733,440      11,801,043      22,648,279       83,218,747
                                                                   ---------------   -------------   -------------   --------------

Net (decrease) increase in cash and cash equivalents                     (456,137)     (2,304,110)     14,956,176       20,045,539

Cash and cash equivalents at beginning of period                       20,501,676      22,805,786       7,849,610               --
                                                                   ---------------   -------------   -------------   --------------

Cash and cash equivalents at end of period                         $   20,045,539    $ 20,501,676    $ 22,805,786    $  20,045,539
                                                                   ==============    =============   =============   ==============


          See accompanying notes to consolidated financial statements.

                               Fonix Corporation
                         [A Development Stage Company]


               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Supplemental disclosure of cash flow information:

                                                                                                    October 1,
                                                                                                       1993
                                                              Years Ended December 31,             (Inception) to
                                                 -----------------------------------------------    December 31,
                                                      1998            1997             1996           1998
                                                 -------------    -------------    -------------   --------------
   Cash paid during the period for interest      $  1,392,987     $  1,148,553     $    638,302    $   3,430,006


Supplemental Schedule of Non-cash Investing and Financing Activities:

     For the Year Ended December 31, 1998:

     Preferred stock dividends of $3,461,543 were recorded related to the beneficial conversion features of convertible preferred stock.

     Preferred stock dividends of $335,706 were accrued on convertible preferred stock.

     A total of 27,500 shares of Series B convertible preferred stock and related dividends of $8,531 were converted into 193,582 shares of common stock.

     A total of 185,000 shares of Series C convertible preferred stock and related dividends of $123,129 were converted into 1,295,919 shares of common stock.

     TheCompany issued 1,390,476 shares of common stock and 608,334 shares of Series D 4% convertible preferred stock in connection with the cancellation of an existing reset provision and costs associated with the issuance of Series D 4% convertible preferred stock.

     Preferred stock dividends of $1,000,000 were recorded related to the issuance of 1,390,476 common shares and 608,334 shares of Series D 4% convertible preferred stock in connection with the cancellation of an existing reset provision.

     The Company exchanged 150,000 shares of Series D 4% convertible preferred stock for 150,000 shares of Series E 4% convertible preferred stock.

     A total of 114,928 shares of Series E convertible preferred stock and related dividends of $15,969 were converted into 2,591,733 shares of common stock.

     The Company issued 2,692,216 shares of common stock (having a market value of $16,995,972) in connection with the acquisition of AcuVoice, Inc.

     The Company issued 5,140,751 shares of common stock (having a market value of $8,353,720) and notes payable of $4,747,339 in connection with the acquisition of Articulate Systems, Inc.

     The Company issued 3,111,114 shares of common stock (having a market value of $3,208,336) and notes payable of $1,710,000 in connection with the acquisition of Papyrus.

     The Company issued notes payable of $348,145 in connection with the acquisition of certain assets of The MRC Group, Inc.


     For the Year Ended December 31, 1997:

     A $500,000 Series A convertible debenture was converted into 166,667 shares of Series A preferred stock.

     Series B convertible debentures in the amount of $850,000 and related accrued interest of $7,850 were converted into 145,747 shares of common stock.

     Series B convertible debentures in the amount of $2,150,000 and related accrued interest of $28,213 were converted into 108,911 shares of Series B convertible preferred stock.

     Dividends of $2,721,991 were recorded related to the beneficial conversion features and accretion of Series B and Series C convertible preferred stock.

     206,411 shares of Series B convertible preferred stock and related dividends of $13,422 were converted into 786,867 shares of common stock.

     2,500 shares of Series C convertible preferred stock and related dividends of $472 were converted into 17,198 shares of common stock.

     Accounts payable of $144,931 was converted into a capital lease obligation of the same amount.

     For the Year Ended December 31, 1996:

     The Company issued 420,000 shares of common stock to unrelated parties for finders' fees of $901,520.

          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations -The Company's primary focus to date has been the development of its human computer interface technologies including: sound recognition engine, neural network, audio signal processor, and command processing engine for use in its core automated speech recognition ("ASR") technologies and the development of its text-to-speech ("TTS") technologies, handwriting recognition technologies, and speech embedded and speech verification technologies.
 The Company is also developing pen-voice technologies, a combination of handwriting and ASR. The Company has received a patent and continues to seek additional United States and foreign patent protection for various aspects of its technologies through the filing of domestic and international applications. The U.S. Patent and Trademark Office issued the initial patent to the Company describing 36 claims on June 17, 1997. Additionally, Fonix has acquired other patents and has filed additional patent applications. The Company licenses its technologies to and has entered into co-development relationships and strategic alliances with third parties that are participants in the computer and electronic devices industry (including producers of application software, operating systems, computers and microprocessor chips) or are research and development entities, including academia and industrial and commercial speech product developers. The Company intends for the foreseeable future to continue this practice and will seek to generate revenues from its proprietary technologies from product sales, licensing royalties and strategic partnerships and alliances. To date, the Company has entered into a strategic partnership and one license agreement relating to its ASR technologies. The Company generated its first revenue from its ASR technologies in February 1998 under a license agreement (see Note 13). Additionally, in 1998, the Company recorded minimal revenues from sales of its TTS technologies and PowerScribe medical speech recognition and dictation products. Although the Company has completed development of the key components of its core technologies, there can be no assurance that Fonix will be able to sell, license or otherwise market its technologies to third parties in order to generate sufficient recurring revenues to pay its operating costs and complete the development of its technologies.

Fonix Corporation (known as Taris, Inc. prior to its acquisition of Phonic Technologies, Inc., as described below) (the "Company") was organized under the laws of the state of Delaware on September 12, 1985. Taris, Inc. was a public company with no operations. Prior to June 17, 1994, Taris, Inc. effected a reverse stock split of one share for ninety shares. The financial statements have been adjusted to reflect the stock split as though it had happened January 1, 1993. Phonic Technologies, Inc. ("PTI"), a Utah corporation and the Company's predecessor in interest with respect to some of the Company's technology, was organized on October 1, 1993 (the Company's date of inception) for the purpose of developing proprietary ASR technologies. On June 17, 1994, Fonix Corporation ("Fonix") entered into a merger agreement with PTI whereby Fonix issued 10,395,249 shares of its common stock for all of the issued and outstanding common shares of PTI. Upon completion of the merger, PTI stockholders owned in excess of 90 percent of the outstanding common stock of Fonix. The transaction was accounted for as a reverse acquisition as though PTI acquired Fonix. The financial statements, therefore, reflect the operations of Fonix since the acquisition on June 17, 1994 and PTI since October 1, 1993.

Development  Stage  Presentation  - Fonix is a development  stage  company.  The
Company generated revenues of $2,604,724 and incurred net losses totaling $43,118,782 for the year ended December 31, 1998 (see Note 21). The Company has incurred cumulative losses of $85,414,537 for the period from inception to
December 31, 1998. The Company has an accumulated deficit of $92,933,777, negative working capital of $14,678,975, demand and other notes currently due of $29,438,218 (of which $1,335,030 is due upon demand or is in default) and $1,965,490 of accounts payable over 60 days past due as of December 31, 1998. The net loss for 1998 and the accumulated deficit as of December 31, 1998 include charges of $9,315,000 and $3,821,000 related to the Company's acquisition of in-process product research and development in connection with its acquisitions of AcuVoice, Inc. and Articulate Systems, Inc., respectively. Although the Company generated its first revenue in February 1998, the Company expects to continue to incur significant losses through at least December 31, 1999, primarily due to significant expenditure requirements associated with the marketing and development of its proprietary ASR and related technologies. These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


adjustments that might result from the outcome of this uncertainty. Management plans to fund the operations of the Company through proceeds from sales of debt and equity securities and, if necessary, the sale of certain of its technologies (see Note 20). There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix Systems Corporation, Fonix/AcuVoice, Inc., Fonix/Articulate, Inc. and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - The Company considers all highly liquid short-term investments with a maturity of three months or less to be cash equivalents.

Inventory  -  Inventory,   consisting   primarily  of  microphones  and  related
accessories, is stated at the lower of cost (first-in, first -out method) or market value.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the assets as follows:

           Furniture and fixtures            5 years
           Computer equipment                3 to 5 years
           Leasehold improvements            18 months to 8 years

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition.

Intangible Assets - Intangible assets consist of the purchase cost of completed technology and goodwill in connection with the acquisitions of AcuVoice, Inc., Articulate Systems, Inc., Papyrus Development Corporation, Papyrus Associates, Inc. and certain assets of The MRC Group, Inc. (see Notes 2 and 21) and direct costs incurred by the Company in applying for patents covering its technologies. Amortization is computed on a straight-line basis over the estimated useful lives of the completed technology, goodwill and patents ranging from five to eight years. The patent covering the Company's core technologies is pledged as collateral for repayment of the Company's Series C 5 % Convertible Debentures that were issued subsequent to December 31, 1998 (see Note 20).

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition". The Company generates revenues from licensing the rights to its software products to end users and from royalties. The Company also generates service revenues from the sale of consulting and development services.

Revenues from software license agreements are recognized upon shipment of the software if there are no significant post delivery obligations. If post delivery obligations exist, revenues are recognized upon customer acceptance. Revenues from development and consulting services are recognized upon customer acceptance.

Cost of revenues consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel salaries and licensed technology and related costs.

Research and Development - All expenditures for research and development are charged to expense as incurred. The Company incurred total research and development expenses of $13,060,604, $7,066,294 and $4,758,012 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company expensed $13,136,000 of research and

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


development costs purchased in connection with the acquisitions of AcuVoice, Inc. and Articulate Systems, Inc. (see Notes 2 and 21).

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which exceed federally insured limits. The Company has not experienced any losses with respect to these deposits and believes it is not exposed to any significant credit risk on cash and cash equivalents. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The book value of the Company's financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year. At December 31, 1998, 1997 and 1996, there were outstanding common stock equivalents to purchase 38,319,638, 13,395,948 and 2,450,000 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 1998, 1997 and 1996 (see Note 21).

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                   1998                       1997                        1996
                                          ------------------------   ------------------------    -------------------------
                                                           Loss                       Loss                         Loss
                                               Loss      Per Share        Loss      Per Share        Loss        Per Share
                                          -------------  ---------   -------------  ---------    ------------    ---------
Loss  from  continuing  operations        $(36,843,475)              $(21,572,084)               $(7,829,508)
Preferred  stock  dividends                 (4,797,249)                (2,721,991)                         -
                                          -------------              -------------               ------------
Net  loss  from continuing operations
           attributable to common
           stockholders                    (41,640,724)  $ (0.79)     (24,294,075)  $ (0.57)     (7,829,508)     $ (0.21)
Discontinued operations                     (6,275,307)    (0.12)               -         -               -            -
Extraordinary items                                  -         -         (881,864)    (0.02)              -            -
                                          -------------  --------    -------------  --------     ------------    --------
Net loss attributable to common
        stockholders                      $(47,916,031)  $ (0.91)    $(25,175,939)  $ (0.59)     $(7,829,508)    $ (0.21)
                                          =============  ========    =============  ========     ============    ========

Weighted average common shares
         outstanding                        52,511,185                 42,320,188                  36,982,610
                                          ============               =============               ============

Recently Enacted Accounting Standards - Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement established standards for reporting and display of comprehensive income and its components in financial statements. The adoption of this statement had no effect on the Company's consolidated financial statement presentation.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established new standards for public companies to report information about their operating segments, products and services, geographic areas and major customers. The Company has adopted SFAS No. 131 beginning with the year ended December 31, 1998 (see Note 19).

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement in not expected to have a material effect on the Company's consolidated financial statements as the Company does not currently hold any derivative or hedging instruments.

2.  ACQUISITIONS

AcuVoice, Inc. - In March 1998, the Company created a wholly owned subsidiary (Fonix/AcuVoice, Inc.) that acquired AcuVoice, Inc. ("AcuVoice"). AcuVoice developed and marketed TTS technologies and products directly to end-users, systems integrators and original equipment manufacturers for use in the telecommunications, multi-media, education and assistive technology markets. These same products and services are now provided by the Company's Interactive Technologies Solutions Group. The Company issued 2,692,216 shares of restricted common stock (having a market value of $16,995,972 on that date) and paid cash of approximately $8,000,000 for all of the then outstanding common shares of AcuVoice. The acquisition was accounted for as a purchase.

Of the 2,692,216 shares of stock issued, 80,000 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of AcuVoice could be asserted by the Company. On March 12, 1999, the Company submitted a claim for the shares deposited into the escrow account based on the Company's assertion of

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


misrepresentations made to the Company (see Note 16). The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31,1998.

The purchase price allocations to tangible assets included $253,881 of cash, $13,728 of accounts receivable, $9,902 of fixed assets and $800 of prepaid expenses. The purchase price allocations to liabilities assumed included $22,929 of accounts payable and accrued expenses and $599,250 of notes payable.

The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of AcuVoice was $25,339,840, of which $11,192,000 was capitalized as the purchase cost of the completed technology, $4,832,840 was capitalized as goodwill and $9,315,000 was expensed as purchased in-process research and development.

The valuation of the acquired in-process research and development included, but was not limited to, an analysis of (1) the market for AcuVoice products and technologies; (2) the completion costs for the projects; (3) the expected cash flows attributed to the projects; and (4) the risks associated with achieving such cash flows. The assumptions used in valuing the in-process research and development were based upon assumptions the Company believed to be reasonable but which are inherently uncertain and unpredictable. For these reasons, actual results may vary from projected results.

Papyrus Associates, Inc. and Papyrus Development Corporation - In October 1998, the Company created a wholly owned subsidiary (Fonix/Papyrus, Inc.) that acquired Papyrus Associates, Inc. ("PAI"), and Papyrus Development Corporation ("PDC") (together with PAI, "Papyrus"). PAI developed, marketed and supported printing and cursive handwriting recognition software for "personal digital assistants", pen tablets and mobile phones under the trademark, Allegro(TM). PDC was a systems integration provider with expertise and intellectual property in imbedded systems and enhanced Internet applications. These same products and services are now provided by the Company's Interactive Technologies Solutions Group. The Company issued 3,111,114 shares of restricted common stock (having a market value of $3,208,336 on that date) and promissory notes aggregating $1,710,000 with due dates from February 28, 1999 to September 30, 1999 for all of the then outstanding common shares of PAI and PDC.

Of the 3,111,114 shares of common stock issued, 311,106 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of Papyrus could be asserted by the Company. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31, 1998. The acquisition was accounted for as a purchase.

The purchase price allocation to tangible assets included $10,342 of cash and $7,629 of accounts receivable. The purchase price allocation to liabilities assumed included $118,293 of accounts payable and accrued liabilities. The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of Papyrus was $5,018,658 and was capitalized as goodwill.

The Company incurred $821,197 in research and development expenses related to services performed by Papyrus prior to the date of the acquisition.

Articulate Systems, Inc. - See discussion of the September 1999 disposition of the HeathCare Solutions Group ("HSG"), of which Articulate Systems, Inc. was a part, at Note 21.

In 1998, the Company created a wholly owned subsidiary ("Fonix/Articulate") that acquired Articulate Systems, Inc. ("Articulate") in September 1998. Articulate was a provider of sophisticated voice recognition products to specialized segments of the health care industry. These same products and services are now provided by HSG. The Company delivered 5,140,751 shares of restricted common stock (having a market value of $8,353,720 on that date), a cash payment of $7,787,249 and 8.5 percent demand notes in the aggregate amount of $4,747,339 for all the then outstanding common shares of Articulate. Additionally, the Company issued 98,132 stock options in exchange for all Articulate stock options outstanding on the date of acquisition at an exchange rate based on the relative fair value of the

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


companies' stocks. The estimated fair value of the options issued was $130,000 using the Black-Scholes option pricing model with weighted average assumptions of a risk-free rate of 5.1 percent, expected life of 2.5 years, expected volatility of 85 percent and an expected dividend yield of 0 percent. Subsequent to the acquisition, the Company agreed to pay several Articulate employees incentive compensation for continued employment in the aggregate amount of $857,000. The Company issued 8.5 percent demand notes for $452,900 and recorded an accrued liability of $404,100 for the balance of this obligation. The demand notes issued to both the Articulate stockholders and the Articulate employees were payable after November 1, 1998 (see Note 7). The $404,100 accrued liability is payable on or before January 31, 1999. The Articulate acquisition was accounted for as a purchase.

Of the 5,140,751 shares of common stock issued, 315,575 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of Articulate could be asserted by the Company and 1,985,000 shares were placed in escrow to be converted to a new class of non-voting common stock upon approval of the establishment of such a class of stock by the shareholders of the Company. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31,1998.

The purchase price allocations to tangible assets included $286,954 of cash, $62,835 of accounts receivable, $57,165 of inventory, $14,043 of prepaid expenses and $117,540 of fixed assets. The purchase price allocations to liabilities assumed included $310,008 of accounts payable and accrued expenses, $1,900,000 of notes payable and $929,690 of deferred revenue.

The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of Articulate was $23,584,256, of which $13,945,000 was capitalized as the purchase cost of completed technology, $5,818,256 was capitalized as goodwill and other intangibles and $3,821,000 was expensed as purchased in-process research and development.

The valuation of the acquired in-process research and development included, but was not limited to, an analysis of (1) the market for Articulate products and technologies; (2) the completion costs for the projects; (3) the expected cash flows attributed to the projects; and (4) the risks associated with achieving such cash flows. The assumptions used in valuing the in-process research and development were based upon assumptions the Company believed to be reasonable but which are inherently uncertain and unpredictable. For these reasons, actual results may vary from projected results.

The MRC Group, Inc. - See discussion of the September 1999 disposition of HSG, of which the MRC Group, Inc. was a part, at Note 21.

On December 31, 1998, the Company acquired certain assets of the MRC Group, Inc. ("MRC") relating to MRC's selling, marketing and servicing of the PowerScribe(R) products. In consideration for the assets, the Company agreed to pay MRC $219,833 less certain amounts then owed to the Company, plus $133,333 per month for each of the three months immediately following the closing, less certain credits. Subsequent to December 31, 1998, the remaining amounts owing related to this acquisition are $216,666.

The purchase price allocations to tangible assets included $142,852 of accounts receivable and $40,000 of fixed assets. The purchase price allocations to liabilities assumed included $311,588 of accrued expenses and $849,742 of deferred revenue. Additionally, $152,839 of accounts receivable and $987,531 of deferred revenue from Articulate were eliminated in purchase accounting.

The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of MRC was $314,761 which was capitalized as goodwill.

Proforma Financial Statement Data - The following unaudited pro forma financial statement data for the years ended December 31, 1998 and 1997 present the results of operations of the Company as if the acquisitions of AcuVoice

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



and Papyrus had occurred at the beginning of each year. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of future results or what would have occurred had the acquisitions been made at the beginning of the applicable year. Purchased in-process research and development related to the acquisition of AcuVoice of $9,315,000 was recorded at the date of the acquisition and is not presented in the following unaudited pro forma financial statement data since it is a non-recurring charge directly attributable to the acquisition. Pro forma financial information for the acquisition of Articulate has not been included in the following pro forma financial statement data as the operations and substantially all the assets of the HSG were sold September 2, 1999 (see Note 21). Additionally, the historical operating results of Articulate from the date of acquisition through December 31, 1998 have been excluded from the pro forma financial information. Additionally, The results of operations of MRC are not included in the unaudited pro forma financial statement data as the acquisition did not constitute the purchase of a business.


                                                             For the Year  Ended December 31,
                                                             --------------------------------
                                                                    1998              1997
                                                             ----------------    --------------
Revenues                                                     $     2,692,916     $   1,134,590

Loss before extraordinary items                                  (31,462,937)      (15,939,441)

Net loss                                                         (31,462,937)      (16,821,305)

Basic and diluted net loss per common share                            (0.55)            (0.34)


3.  CERTIFICATE OF DEPOSIT

At December 31, 1998 and 1997, the Company maintained a $20,000,000 short-term certificate of deposit at a bank which is included in cash and cash equivalents. The certificate bore interest at 4.0 percent and 5.5 percent at December 31, 1998 and 1997, respectively. Interest was payable monthly. This certificate was pledged as collateral on a revolving note payable (see Note 6). On January 8, 1999, this certificate of deposit matured and was not renewed. Proceeds from the certificate were applied to reduce the related revolving note payable balance.

4.  NOTES RECEIVABLE

At December 31, 1998, the Company had a note receivable from a research and development entity in the amount of $20,000 which was repaid subsequent to December 31, 1998.

As of December 31, 1998, the Company had a six percent short-term, unsecured, demand note receivable from an unrelated entity in the amount of $225,000, which note was issued in connection with the Company's intended acquisition of the entity. Because the acquisition was not pursued, subsequent to December 31, 1998, the Company demanded and received payment of the $225,000 note.

At December 31, 1997, the Company had a short-term, unsecured, non-interest bearing note receivable from AcuVoice in the amount of $500,000. When AcuVoice was acquired effective March 13, 1998, this note receivable was eliminated in connection with the acquisition. Additionally, at December 31, 1997, the Company had a short-term, unsecured, demand note receivable from an unrelated entity in the amount of $100,000. During 1998, the Company determined this note was uncollectible and expensed the related amount.

5.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 1998 and 1997 (see Note 21):

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                             1998                   1997
                                                       -------------            -------------
Computer equipment                                     $ 2,329,755              $ 1,321,016
Furniture and fixtures                                     778,479                  640,992
Leasehold improvements                                     204,820                   69,371
                                                       ------------             ------------
Less accumulated depreciation and amortization           3,313,054                2,031,379
                                                        (1,168,023)                (464,100)
                                                       ------------             ------------
Net property and equipment                             $ 2,145,031              $ 1,567,279


 6.  REVOLVING AND OTHER NOTES PAYABLE

At December 31, 1998 and 1997, the Company had a revolving note payable to a bank in the amount of $19,988,193 and $18,612,272, respectively. Borrowings under the revolving note payable were limited to $20,000,000. The weighted average outstanding balance during 1998 and 1997 was $18,590,642 and $18,861,104, respectively. The weighted average interest rate was 6.40 percent and 5.94 percent during 1998 and 1997, respectively. This note was due January 8, 1999, bore an interest rate of 6.00 percent at December 31,1998, and was secured by a certificate of deposit in the amount of $20,000,000 (see Note 3). This revolving note was renegotiated quarterly and interest was payable monthly. The Company paid this revolving note in full, including accrued interest, on January 8, 1999 with proceeds from the certificate of deposit that secured the note and $22,667 in cash.

At December 31, 1998, the Company has an unsecured revolving note payable to a bank in the amount of $50,000. Loaned amounts under the revolving note payable are limited to $50,000. The weighted average outstanding balance during the year ended December 31, 1998 was $14,384. The weighted average interest rate was 9.4 percent during 1998. This note is payable on demand, matures April 1, 2007, bears interest at a bank's prime rate plus 2.0 percent (9.75 percent at December 31, 1998) and requires interest to be paid monthly.

At December 31, 1998, the Company has a note payable to a lender in the amount of $560,000 which bears interest at 18 percent, which interest is payable monthly. The note payable was due January 2, 1999 and is secured by certain accounts receivable. The Company has subsequently extended the due date from month to month by paying the lender accrued interest plus a fee of $5,600. The loan balance is currently due May 28, 1999. The Company anticipates that it will request additional extensions of the due date. In connection with the issuance of the note payable, the Company issued 35,000 shares of common stock (having a fair value of $50,314 on the date of issuance) in payment for a loan origination fee. This amount is included in interest expense in the accompanying consolidated statement of operations. The note is personally guaranteed by two officers and directors and the chairman of the board of directors of the Company. The Company has entered into an indemnity agreement with the three directors relating to this and other guarantees and pledges (see Note 12).

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.  RELATED-PARTY NOTES PAYABLE

At December 31, 1998, the Company has unsecured demand notes payable outstanding to the former Articulate stockholders in the aggregate amount of $4,708,980. These notes were issued in connection with the Articulate acquisition (see Note
2). These notes were payable on demand any time after November 31, 1998. In December 1998, the holder of $ 407,971 of the notes demanded payment. In connection with this demand, the Company paid the holder $50,000 representing a partial payment and the holder agreed to extend the date to March 15, 1999 and increase the interest rate to 11 percent per annum. No additional demand has been given for this note. Additionally in 1998, the Company negotiated extensions on $3,521,726 of the notes which adjusted the interest rate to 10 percent and extended the due dates to May 30, 1999. No demand has been given for the remaining balance of notes.

Subsequent to the Articulate acquisition, the Company agreed to pay several Articulate employees incentive compensation for continued employment in the aggregate amount of $857,000. The Company issued demand notes for $452,900 and recorded an accrued liability of $404,100 for the balance of this obligation (see Note 2). The demand notes bear interest at an annual rate of 8.5 percent and were payable upon demand after November 1, 1998. None of the holders of these notes has demanded payment and they have verbally agreed to extend the due dates of these notes to April 30, 1999, and the Company has also verbally agreed to pay interest at nine percent per annum after the November 1, 1998 due date. The Company has not paid the $404,100 of accrued liability which was due on or before January 31, 1999.

In connection  with the  acquisition of certain  liabilities of Articulate  (see
Note 2), the Company executed and delivered a $1,500,000 unsecured demand note payable to a company which is a stockholder of the Company. This demand note bore interest at an annual rate of 10 percent and was payable upon demand after November 1, 1998. The Company obtained an extension of the due date from the holder of the note and on February 2, 1999, this note and related interest were paid in full.

At December 31, 1998, the Company has unsecured demand notes payable to former Papyrus stockholders in the aggregate amount of $1,710,000, which notes were issued in connection with the Papyrus acquisition. The notes are payable as follows: $1,190,000 due by February 28, 1999, $180,000 due on April 30, 1999 and
$340,000 due on September 30, 1999, and bear interest at six percent per annum after their due date. The Company has not made any payments on these notes and is negotiating with the former shareholders of Papyrus to resolve issues raised in a legal action filed by the Company against certain former shareholders of Papyrus (see Note 17).

The Company has an unsecured revolving note payable to a company owned by three individuals who are executive officers and directors of the Company and who each beneficially own more than 10 percent of the Company's common stock. At December 31, 1998 and 1997, $0 and $551,510 in principal and $2,482 and $22,243 in accrued interest were outstanding under this revolving note payable, respectively. The weighted average balance outstanding during the borrowing period was $73,811 in 1998 and $555,407 in 1997. This revolving note is payable on demand and bears interest at an annual rate of 12 percent. The maximum amount outstanding under this revolving note was $551,510 in 1998 and $1,550,000 in 1997. In connection with this revolving note, the Company paid a loan origination fee of $93,000 in 1997. The Company believes the terms of the related-party revolving note payable are at least as favorable as the terms that could have been obtained from an unrelated third party in a similar transaction.

At December 31, 1998, the Company has an unsecured, non-interest bearing demand note payable in the amount of $100,000 to Synergetics, Inc. ("Synergetics"), a research and development entity (see Note 12). This note is payable on demand.

At December 31, 1998, the Company has an unsecured note payable to an officer of the Company in the amount of $20,000, which bears interest at an annual rate of 10 percent and was due December 31, 1998. Subsequent to December 31, 1998, the holder of this note agreed to extend the due date to June 30, 1999.

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Certain of this above  debt was paid from the  proceeds  of the sale of HSG (see
Note 21).

8.  CONVERTIBLE DEBENTURES

Series A Convertible Debenture - On October 23, 1995, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Beesmark Investments, L.C., a Utah limited liability company controlled by an individual who assumed a position on the Company's board of directors in connection with the execution of the Securities Purchase Agreement. Under the Securities Purchase Agreement, the Company issued a Series A Convertible Debenture in the amount of $500,000. The debenture bore interest at five percent and was originally due October 23, 1996. The debenture was ultimately converted into 166,667 shares of Series A Preferred Stock on September 25, 1997.

Series B Convertible Debentures - On June 18, 1997, the Company entered into a Convertible Debenture Purchase Agreement (the "Agreement") whereby an unrelated investment entity agreed to purchase up to an aggregate principal amount of $10,000,000 of the Company's Series B Convertible Debentures. The debentures were due June 18, 2007, bore interest at five percent and were convertible into shares of the Company's common stock at anytime after issuance at the holder's option. The debentures were convertible into shares of the Company's common stock at the lesser of $6.81 or the average of the per share market value for the five trading days immediately preceding the conversion date multiplied by 90 percent for any conversion on or prior to the 120th day after the original issue date and 87.5 percent for any conversion thereafter. On June 18, 1997, the Company received $3,000,000 in proceeds related to the issuance of Series B Convertible Debentures. Using the conversion terms most beneficial to the investor, the Company recorded a prepaid financing cost of approximately $427,900 to be amortized as additional interest expense over the 120 day period commencing June 18, 1997. As part of the same transaction, the Company also issued to the investor a warrant to purchase up to 250,000 shares of common stock at any time prior to June 18, 2002, at the exercise price of $8.28 per share. The Company recorded the fair value of the warrants, totaling $897,750, as a charge to interest expense. The fair value of the warrants was determined as of the date of grant using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.9 percent and an expected life to exercise of five years. On July 31, 1997 and September 26,1997, $500,000 and $350,000 of the
Series B Convertible Debentures together with interest earned thereon were converted into 87,498 and 58,249 shares of common stock, respectively.

Effective September 30, 1997, the Company and the Series B Convertible Debenture holders agreed to modify the Agreement to provide that the holders exchange all the outstanding debentures in the amount of $2,150,000 and accrued interest thereon in the amount of $28,213 into 108,911 shares of Series B Convertible Preferred Stock that would have essentially the same terms as the debentures and that any additional purchases under the Agreement would be for the purchase of Series B Convertible Preferred Stock. In connection with the extinguishment of the Series B Convertible Debenture and the issuance of Series B Convertible Preferred Stock, the Company recorded all unamortized prepaid financing costs as a loss on extinguishment of debt. Also in connection with this modification, the Company issued an additional warrant to purchase up to 175,000 shares of common stock at any time prior to October 24, 2002, at an exercise price of $7.48 per share. In connection with the issuance of that warrant, the Company recorded the fair value of the warrant, totaling $661,850 as an additional loss on extinguishment of debt. The fair value of the warrants was determined as of the date of the grant using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.8 percent and expected life to exercise of 5 years.

9. PREFERRED STOCK

In 1995, the Company's board of directors adopted a resolution to amend the certificate of incorporation to provide for the issuance of preferred stock and give the board of directors authority to fix the rights, preferences and restrictions of any series of preferred stock. At the same time, the board of directors authorized, subject to approval by the Company's shareholders of the amendment to the certificate of incorporation, a class of Series A Convertible Preferred

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock. The Series A Convertible Preferred Stock authorized in 1995 was issued shortly thereafter. In August 1997, a majority of the shareholders of the Company approved the amendment to the Company's certificate of incorporation authorizing and approving the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate. The amendment became effective September 24, 1997. Thereafter, the Company's board of directors adopted resolutions establishing Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D
Convertible Preferred Stock and Series E Convertible Preferred Stock in connection with certain capital fund-raising in 1997 and 1998, as described below.

Series A Convertible Preferred Stock - In September 1997, the Series A Convertible Debenture was converted into 166,667 shares of Series A Convertible Preferred Stock. The holder of the Series A Convertible Preferred Stock has the same voting rights as common stockholders, has the right to elect one person to the board of directors and receives a one time preferential dividend of $2.905 per share of Series A Convertible Preferred Stock prior to the payment of any dividend on any class or series of stock. At the option of the holder, each share of Series A Convertible Preferred Stock is convertible into one share of common stock and in the event that the common stock price has equaled or exceeded $10 for a fifteen day period, the Series A Convertible Preferred Stock shares are automatically converted into common stock. In the event of liquidation, the holder is entitled to a liquidating distribution of $36.33 per share and a conversion of Series A Convertible Preferred Stock at an amount equal to 1.5 shares of common stock for each share of Series A Convertible Preferred Stock.

Series B Convertible Preferred Stock - Effective September 30, 1997, the Company and the Series B Convertible Debenture holders agreed to exchange all then outstanding Series B debentures in the aggregate amount of $2,150,000 and accrued interest thereon in the amount of $28,213 into 108,911 shares of Series B Convertible Preferred Stock. Dividends accrue on the stated value ($20 per share) of Series B Convertible Preferred Stock at a rate of five percent per year, are payable quarterly in cash or common stock, at the option of the Company, and are convertible into shares of the Company's common stock at any time after issuance at the holders' option. In the event of liquidation, the holders of the Series B Convertible Preferred Stock are entitled to an amount equal to the stated value plus accrued but unpaid dividends whether declared or not. The holders of Series B Convertible Preferred Stock have no voting rights. The Series B Convertible Preferred Stock, together with dividends accrued thereon, may be converted into shares of the Company's common stock at the lesser of $6.81 or the average of the per share market value for the five trading days immediately preceding the conversion date multiplied by 90 percent for any conversion on or prior to the 120th day after the original issue date and 87.5 percent for any conversion thereafter. Using the conversion terms most beneficial to the holder, the Company recorded a dividend of $219,614 which represents a discount of 10 percent, which is available to the holder upon issuance. The additional 2.5 percent discount of $68,509 was amortized as a dividend over the remaining days in the original 120 day vesting period of the Series B Convertible Debentures. Prior to the actual issuance of the Series B Convertible Preferred Stock in exchange for the outstanding balance under the debenture, the holder converted the balance of $2,150,000, and related dividends, into 431,679 shares of common stock.

On October 24, 1997, the Company sold an additional 125,000 shares of Series B Convertible Preferred Stock for $2,500,000 less $145,000 in related offering costs. Using the conversion terms most beneficial to the holder, the Company recorded a dividend of $576,667 which represents a discount of 10 percent, which is available to the holder on or before 120 days subsequent to closing. A 2.5 percent discount of $87,905 was amortized as a dividend over 120 days. As a condition for issuing preferred stock, the holder was granted a put option by SMD, L.L.C. ("SMD"), a company which is controlled by three shareholders who are officers or directors of Fonix. The put option requires SMD to purchase the Series B Convertible Preferred Stock from the holder at the holder's option but only in the event that the common stock of Fonix is removed from listing on the NASDAQ Small Cap Market or any other national securities exchange. In addition, Fonix has not entered into any type of agreement which would require Fonix to reimburse SMD should SMD be required to purchase the Series B Convertible Preferred Stock from the holder. In connection with this put option, the Company recorded a financing expense and a corresponding capital contribution of $125,000. As of December 31, 1997, 97,500 of the Series B Convertible Preferred Stock and dividends earned thereon had been

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


converted into 355,188 shares of common stock. In January 1998, the remaining 27,500 shares of Series B Convertible Preferred Stock and dividends earned thereon were converted into 193,582 shares of common stock.

Series C Convertible Preferred Stock - Effective September 30, 1997, the Company entered into an agreement with an unrelated investment entity whereby that entity agreed to purchase 187,500 shares of the Company's Series C Convertible Preferred Stock for $3,750,000. The cash purchase price was received in October 1997. Dividends accrue on the stated value ($20 per share) of Series C Convertible Preferred Stock at a rate of five percent per year, are payable quarterly in cash or common stock, at the option of the Company, and are convertible into shares of the Company's common stock at anytime after issuance at the holders' option. In the event of liquidation, the holders of the Series C Convertible Preferred Stock are entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series C Convertible Preferred Stock have no voting rights. The Series C Convertible Preferred Stock, together with dividends accrued thereon, may be converted into shares of the Company's common stock at the lesser of $5.98 or the average of the five lowest closing bid prices for the 15 trading days preceding the date of any conversion notice multiplied by 91 percent for any conversion on or prior to the 120th day after the original issue date, 90 percent for any conversion between 121 and 180 days and 88 percent for any conversion thereafter. Using the conversion terms most beneficial to the holder, the Company recorded a dividend of $1,060,718 which represents a discount of nine percent, which is available to the holder on or before 120 days subsequent to closing. The additional three percent discount of $164,002 was amortized as a dividend over 180 days. As a condition for issuing preferred stock, the Series C Convertible Preferred Stockholder was granted a put option by SMD. The put option requires SMD to purchase the Series C Convertible Preferred Stock from the holder at the holder's option but only in the event that the common stock of Fonix is removed from listing on the NASDAQ Small Cap Market or any other national securities exchange. In addition, Fonix has not entered into any type of agreement which would require Fonix to reimburse SMD should SMD be required to purchase the preferred stock from the holder. In connection with this put option, the Company recorded a financing expense and a corresponding capital contribution of $375,000. Associated with the issuance of the Series C Convertible Preferred Stock, the Company issued a warrant to purchase up to 200,000 shares of common stock at any time prior to October 24, 2000, at the exercise price of $7.18 per share. The Company recorded the fair value of the warrant of $600,000 as determined as of October 24,1997 using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.8 percent and expected life to exercise of 3 years. During the year ended December 31, 1997, the Company issued 17,198 shares of common stock upon conversion of 2,500 shares of Series C Convertible Preferred Stock and related accrued dividends. During 1998, the balance of 185,000 shares of Series C Convertible Preferred Stock and related dividends were converted into 1,295,919 shares of the Company's common stock.

Series D Convertible Preferred Stock - On August 31, 1998, the Company entered into an agreement with investors whereby the Company issued 500,000 shares of the Company's Series D Convertible Preferred Stock for $10,000,000. Additionally, the Company issued to certain investors a total of 608,334 shares of Series D Convertible Preferred Stock (i) in return for their relinquishment of their contractual right to receive Reset Shares in connection with the March 1998 offering (see Note 10), and as (ii) an additional cost of raising the $10,000,000 from the Series D Convertible Preferred Stock placement. Dividends accrue on the stated value ($20 per share) of Series D Convertible Preferred Stock at the rate of four percent per year, are payable annually or upon conversion, in cash or common stock, at the option of the Company, and are convertible into shares of the Company's common stock at the holder's option any time. Each month the holders of the Series D Convertible Preferred Stock may not convert more than 25 percent of the total number of shares of Series D Convertible Preferred Stock originally issued to such holders on a cumulative basis. For example, during the first month a holder may convert up to 25 percent of the total Series D Convertible Preferred Stock issued to the holder, and during the following month that same holder may convert, on an aggregate to date basis, up to 50 percent of the total number of shares of Series D Convertible Preferred Stock held by the holder. Additionally, each month, the holders may convert up to 50 percent of the total number of shares of Series D Convertible Preferred Stock originally issued to such holders on a cumulative basis, if both of the following conditions are satisfied: the average daily trading volume of the Company's common stock is more than 500,000 shares for the 10-trading-day period before the conversion; and the average per share closing bid price for such 10-trading-day period has not decreased by more

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


than five percent during that 10-trading-day period. Any outstanding shares of Series D Convertible Preferred Stock as of August 31, 2001 automatically will be converted at the conversion price most beneficial to the holders on such date. In the event of liquidation, the holders of the Series D Convertible Preferred Stock are entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series D Convertible Preferred Stock have no voting rights. The Series D Convertible Preferred Stock, together with dividends accrued thereon, may be converted into shares of the Company's common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the fifteen trading days immediately preceding the date of issuance of the Series D Convertible Preferred shares; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. In the event that the holders convert at the $3.50 per share price, the Company is obligated to issue warrants to purchase 0.8 shares of common stock for each share of Series D Convertible Preferred Stock converted to common stock. Using the conversion terms most beneficial to the holder, the Company is amortizing a beneficial conversion feature of $3,638,147 as a dividend over a 180 day-period. Subsequent to December 31, 1998, 45,000 shares of Series D Convertible Preferred Stock and related dividends were converted into 741,749 shares of common stock.

Series E Convertible Preferred Stock - Effective as of September 30, 1998, the Company entered into an agreement with two of the investors who purchased the Series D Convertible Preferred Stock whereby the Company issued 100,000 shares of the Company's Series E Convertible Preferred Stock for $2,000,000. Additionally, the Company issued to the purchasers of the Series E Convertible Preferred Stock a total of 150,000 additional shares of Series E Convertible Preferred Stock in exchange for which those purchasers surrendered a total of 150,000 shares of Series D Convertible Preferred Stock. Dividends accrue on the stated value ($20 per share) of Series E Convertible Preferred Stock at a rate of four percent per year, are payable annually or upon conversion, in cash or common stock, at the option of the Company, and are convertible into shares of the Company's common stock at any time at the holder's option. Any outstanding shares of Series E Convertible Preferred Stock as of September 30, 2001 are automatically converted at the conversion price most beneficial to the holders on such date. In the event of liquidation, the holders of the Series E Convertible Preferred Stock are entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series E Convertible Preferred Stock have no voting rights. The Series E Convertible Preferred Stock, together with dividends accrued thereon, may be converted into shares of the Company's common stock at the lesser of:
$3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the Series E Convertible Preferred shares; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the Investors convert at the $3.50 per share price, the Company is obligated to issue warrants to purchase 0.8 shares of common stock for each share of Series E Convertible Preferred Stock converted to common stock. Using the conversion terms most beneficial to the holder, the Company recorded a preferred stock dividend of $968,047 for the beneficial conversion feature of the Series E Convertible Preferred Stock. As of December 31, 1998, 114,928 shares of Series E Convertible Preferred Stock and related dividends had been converted into 2,591,733 shares of common stock. Subsequent to December 31, 1998, 122,572 shares of Series E Convertible Preferred Stock and related dividends were converted into 3,042,145 shares of common stock.

10.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Common Stock - During the year ended December 31, 1998, the Company issued 20,740,605 shares of common stock. Of such shares, 4,000,000 shares were issued in connection with a private placement transaction, 10,944,081 shares were issued in connection with the acquisitions of AcuVoice, Articulate and Papyrus (see Note 2) (of which 2,691,681 shares are held in escrow), 4,081,234 shares were issued upon the conversion of preferred stock and related dividends, 1,390,476 shares were issued in connection with the restructuring of reset rights, 265,000 shares were issued upon the exercise of previously granted warrants and options, 35,000 shares were issued in payment of a loan origination fee (see Note 6) and 24,814 shares were issued for the purchase of a patent.

On March 12, 1998, the Company completed a private placement offering of up to 6,666,666 shares of its restricted

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


common stock. The total purchase price to be paid by the investors pursuant to the offering was $30,000,000. Of that amount, $15,000,000 was received by the Company on March 12, 1998, in return for which the Company issued a total of 3,333,333 shares of restricted common stock. Finders' fees of $870,000 were paid in connection with the $15,000,000 received. The remainder of the purchase price was to be paid by the investors on July 27, 1998 (60 days after the effectiveness of a registration statement that the Company filed with the Securities and Exchange Commission covering the common stock issued and issuable to the investors) provided that certain conditions were satisfied. As of the July 27, 1998, the certain conditions precedent to receiving the additional funding were not met. In separate transactions in June and August 1998, certain investors paid to the Company a total of $3,000,000 in return for which the Company issued 666,667 additional shares under the terms and conditions set forth in the offering. Finders' fees of $163,846 were incurred in connection with the $3,000,000 received. No other payment has been received by the Company pursuant to the offering, and the Company does not expect any further payment to be made.

The investors acquired certain "reset rights" in connection with the offering pursuant to which the investors would receive additional shares of restricted common stock ("Reset Shares") for no additional consideration if the average market price of the Company's common stock for the 60-day period following the effective date of the related registration statement or the second funding date did not equal or exceed $5.40 per share. On August 31, 1998, the Company and the investors in the offering restructured the reset provision whereby the Company issued 608,334 shares of Series D Convertible Preferred Stock and 1,390,476 shares of common stock for (i) the relinquishment of the investors' contractual right to receive Reset Shares in connection with the $15,000,000 received in March 1998, and the $3,000,000 received in June and August 1998, and (ii) a financing cost in connection with the issuance of 500,000 shares of Series D Convertible Preferred Stock. The Company recorded an expense of $6,111,577 for the difference between the Company's original obligation to issue reset shares and the fair value of the shares that were actually issued in settlement for the relinquishment of the reset provision and recorded a preferred stock dividend of $1,000,000 related to financing costs in connection with the issuance of 500,000 shares of Series D Convertible Preferred Stock.

Registration Rights and Reserved Shares - During 1997, 1998 and 1999, the Company entered into registration rights agreements with investors under which the Company agreed to register the common stock issuable upon the conversion of all series of preferred stock and debentures and the exercise of warrants. The Company covenanted to reserve out of its authorized and unissued shares of common stock no less than that number of shares that would be issuable upon the conversion of all series of preferred stock and debentures and any dividends and interest then payable in stock thereon and the exercise of warrants. As of December 31, 1998, the Company has reserved 31,887,259 shares of common stock for this purpose. Nevertheless, the Company does not presently have sufficient authorized capital to enable it to issue all of the common stock it would be required to issue if all the presently issued and outstanding convertible preferred stock debentures, options, warrants, and other convertible securities were converted or exercised. The Company is in the process of attempting to obtain shareholder approval of an amendment to the Company's certificate of incorporation that would sufficiently increase the Company's authorized capital, including common stock.

Voting Trust - As of December 31, 1998, 25,657,749 shares of the Company's outstanding common stock were held in a voting trust (the "Voting Trust") as to which the President and Chief Executive Officer of the Company is the sole trustee. Persons who have deposited their shares of the Company's common stock into the Voting Trust have dividend and liquidation rights in proportion to the number of shares of the Company's common stock they have deposited in the Voting Trust, but have no voting rights with respect to such shares. All voting rights associated with the shares deposited into the Voting Trust are exercisable solely and exclusively by the trustee of the Voting Trust. The Voting Trust expires, unless extended according to its terms, on the earlier of September 30, 1999 or any of the following events: (i) the trustee terminates it; (ii) the participating stockholders unanimously terminate it; or (iii) the Company is dissolved or liquidated.

Common Stock Subject to Redemption - On December 21, 1998, the Company entered into a private placement securities agreement. Pursuant to the agreement, the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of redeemable common stock, an equal number of "Repricing Rights" and warrants to purchase

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


200,000 shares of common stock. Each Repricing Right entitles the holder to receive a number of additional shares of common stock for no additional consideration according to a formula ("Repricing Rights") based on the lowest closing bid price of the Company's common stock, as quoted by the NASDAQ Stock Market, during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The repricing rights became exercisable on March 21, 1999.

Each holder of redeemable common stock has the right ("Repurchase Right"), based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares or repricing rights. The Repurchase Rights may only be exercised simultaneously with or after the occurrence of a major transaction or triggering event as defined in the private placement agreement. Major transactions and triggering events consist of, among others, certain consolidations, mergers or other business combinations, the sale or transfer of all or substantially all the Company's assets, a purchase, tender or exchange offering of more than 40 percent of the Company's outstanding common stock made and accepted, the failure to have a related registration statement declared effective prior to 180 days after the closing date or a suspension from listing or delisting of the Company's common stock for a period of three days.

The repurchase price for the common stock is $1.3875 per share. The repurchase price for the Repricing Rights is based on a formula using the Repricing Rate and the last reported sale price of the Company's common stock on the date of the exercise of the repurchase right.

 The warrants have an exercise price of $1.67 per share and a term of three years. The Company assigned a fair value of $150,000 to the warrants as determined on December 21, 1998 using the Black-Scholes pricing model assuming a dividend yield of 0 percent, expected volatility of 85 percent, a risk free interest rate of 4.5 percent and an expected life of 3 years.

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


During the year ended December 31, 1997, the Company issued 1,957,312 shares of common stock. Of such shares, 150,000 were issued to an unrelated private investor, 265,000 were issued upon the exercise of previously granted warrants and options, 145,747 were issued upon conversion of convertible debentures, 804,065 were issued upon the conversion of preferred stock and 592,500 were issued to unaffiliated individuals for services rendered valued at $3,812,971 based on the fair market value of the shares at the time of issuance.

During the year ended December 31,1996, the Company issued 11,741,242 shares of common stock to unrelated private investors pursuant to various stock purchase agreements and 60,000 shares were issued upon the exercise of warrant. In connection with these stock issuances, the Company issued 420,000 shares of common stock valued at $901,520 as payment of finders' fees to unrelated third parties.

11. STOCK OPTIONS AND WARRANTS

Common Stock Options - On June 1, 1998, the Company's board of directors approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 10,000,000. The Company's shareholders approved the plan on July 14, 1998. The plan is administered by a committee consisting of two or more directors of the Company. The exercise price for options granted under the plan is the closing market price of the common stock on the date the options are granted. The option term is ten years from the date of grant. As of December 31, 1998, the number of shares available for grants under this plan is 3,585,218.

On March 10, 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 7,500,000. The plan is administered by a committee consisting of two or more directors of the Company. The exercise price of such options is the closing market price of the stock on the date the options are granted. The option term is ten years from the date of grant. As of December 31, 1998, the number of shares available for grants under this plan is 1,812,000.

In April 1996, the Company's board of directors approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares authorized for issuance is 5,400,000. The shareholders of the Company approved the plan at their annual meeting in July 1996. The plan is administered by a committee consisting of two or more directors of the Company. The plan provides that each director shall receive options to purchase 200,000 shares of common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the stock on the date the options are granted. The option term is ten years from date of grant. As of December 31, 1998, the number of shares available for granting under this plan is 1,800,000.

In December 1998, the Company granted options to purchase 2,800,000 shares of common stock to members of the board of directors. Of the 2,800,000 shares, 1,400,000 were for services performed in 1998 and 1,400,000 were for services to be performed in 1999 providing the directors serve six months in 1999.

In April 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 900,000 shares. The exercise price of these options is the closing market price of the stock on the date the options are granted. The term of the plan is ten years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 1998, the number of shares available for grant under this plan is 725,000.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 1998, 1997 and 1996 is presented below:

                                                       1998                          1997                          1996
                                               -----------------------      -------------------------     --------------------------
                                                            Weighted                        Weighted                     Weighted
                                                             Average                         Average                      Average
                                                Stock       Exercise            Stock       Exercise         Stock       Exercise
                                               Options        Price            Options        Price         Options        Price
                                             ------------  -----------      -------------  ----------     ------------  ------------
Total options outstanding
  at beginning of year                        10,565,000   $   5.38           4,626,000    $   4.07                -    $      -
      Granted                                  6,414,782       2.08           6,009,000        6.38         4,626,000       4.07
      Exercised                                  (35,000)      6.00             (15,000)       2.97                -           -
      Forfeited                               (1,067,000)      4.56             (30,000)       7.66                -           -
      Canceled                                        -           -             (25,000)          -                -           -
                                             ------------                   -------------                 ------------
Total options outstanding
  at end of year                              15,877,782       4.10          10,565,000        5.38         4,626,000       4.07
                                             ============                   =============                 ============
Total options exercisable
  at end of year                               9,524,766       5.11           5,392,675        5.05         2,000,000       4.06
                                             ============                   =============                 ============
Weighted average fair
  value of options granted
    during the year                                        $   1.98                        $   6.38                     $   4.07

A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 1998 is presented below:

                              Options Outstanding                               Options Exercisable
-----------------------------------------------------------         ---------------------------------------
                                  Weighted
                                   Average      Weighted                                    Weighted
Range of                         Remaining       Average                                     Average
Exercise         Number         Contractual     Exercise                   Number           Exercise
Prices         Outstanding         Life           Price                  Exercisable          Price
----------    -------------    -------------   ------------         -------------------   -----------------
$0.08-1.18       4,886,832         9.9 years    $      1.11                425,422         $      1.13
 2.97-4.06       4,199,000         7.5 years           3.98              3,917,669                4.02
 5.00-6.50       6,471,950         8.7 years           6.28              4,865,008                6.21
 7.13-8.50         320,000         8.2 years           7.17                316,667                7.16
                ----------                                               ---------
$0.08-8.50      15,877,782         8.7 years    $      4.10              9,524,766         $      5.11


The Company accounts for its stock option plans as they relate to employees and directors under Accounting Principles Board Opinion No. 25, and therefore, no compensation expense has been recognized in the accompanying consolidated statements of operations. Had compensation expense for these options been determined in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation", the Company's net loss per common share

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


would have been increased to the pro forma amounts indicated below for the years ended December 31, 1998, 1997 and 1996:

                                                       1998                1997                1996
                                                  -----------------  -----------------  -------------------
Net loss attributable to common stockholders:
     As reported                                     $47,916,031       $   25,175,939       $   7,829,508
     Pro forma                                        56,576,232           48,870,670          20,289,706

Basic and diluted net loss per common share:
     As reported                                     $    (0.91)       $       (0.59)       $      (0.21)
     Pro forma                                            (1.08)               (1.15)              (0.55)


The fair value of options and warrants is estimated on the date granted using the Black-Scholes pricing model with the following weighted-average assumptions used for grants during 1998, 1997 and 1996: Risk-free interest rate of 4.8 percent, 5.6 percent and 6.5 percent for 1998, 1997 and 1996, respectively; expected dividend yield of 0 percent for 1998, 1997 and 1996; expected exercise lives of 5 years, 5 years and 10 years for 1998, 1997 and 1996, respectively; expected volatility of 85 percent, 75 percent and 103 percent for 1998, 1997 and 1996, respectively. The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

Warrants - A summary of warrants  granted by the Company  during the years ended
December  31,  1998,  1997  and  1996  is  presented   below:

                                                       1998                          1997                          1996
                                               -----------------------      -------------------------     --------------------------
                                                            Weighted                        Weighted                     Weighted
                                                             Average                         Average                      Average
                                                            Exercise                        Exercise                     Exercise
                                                Shares       Price              Shares        Price          Shares        Price
                                             ------------  -----------      -------------  ----------     ------------  ------------
Total outstanding at beginning of year         1,175,000      $ 6.39             450,000     $ 1.63         410,000       $ 0.93
      Granted                                  1,200,000       16.94             975,000       6.92         100,000         3.24
      Exercised                                 (230,000)       1.28            (250,000)      1.40         (60,000)        0.50
      Forfeited                                 (220,000)       9.14                  -                          -
                                               ----------                      ----------                   --------
Total outstanding at end of year               1,925,000       13.08           1,175,000       6.39         450,000         1.63
                                               ==========                      ==========                   ========
Total exercisable at end of year               1,925,000       13.08           1,175,000       6.39         450,000         1.63
                                               ==========                      ==========                   ========

12.  RELATED-PARTY  TRANSACTIONS

Employee Advances - The Company advanced funds to certain executives and employees totaling $67,231 as of December 31, 1998. Subsequent to that date, certain executives of the Company have advanced funds totaling approximately $306,000 to the Company. These advances have been used to reduce current obligations of the Company.

Guarantee of Company Obligations and Related Indemnity Agreement -Two of the executive officers and directors and the chairman of the board of directors of the Company (the "Guarantors") have guaranteed certain obligations of the Company. As security for some of the guarantees, the Guarantors have also pledged shares of Fonix common stock beneficially owned by them. The guaranteed obligations and the related pledged Fonix shares are summarized as follows:

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        Amount                  Shares
                                                                      Guaranteed                Pledged
                                                                  -----------------          ----------------
As of December 31, 1998:
      Revolving bank note in excess of the
        pledged certificate of deposit,
        credit cards payable, and accrued interest                $      222,380                3,500,000
      Note payable                                                       560,000                        -

Guarantees issued after December 31, 1998:
         Series C 5% Convertible Debentures                            6,500,000                6,000,000
      Accounts payable - legal fees                                      147,000                  100,000


In consideration for the pledge of Fonix common shares as collateral for the Series C 5% Convertible Debentures, the board of directors authorized the issuance, to the guarantors of one common stock purchase warrant for every three shares pledged. The common stock purchase warrants have a term of 10 years and an exercise price of 125 percent of the closing bid price of the Company's common stock on January 29, 1999, the date of issuance of the debentures. The warrants are not exercisable for at least six months after the date of issuance. In addition, the Company has agreed to indemnify the Guarantors if they are required to pay any sums for the benefit of the Company under their guaranty of the Series C 5% Convertible Debentures. The indemnity agreement provides that the Company will issue shares of the Company's common stock of sufficient value to reimburse the guarantors in full, plus interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom.

Subsequent to December 31, 1998, 143,230 of the pledged shares were sold by the bank and the proceeds were used to pay the outstanding balance related to the credit cards.

Studdert Companies Corp. - Studdert Companies Corp. ("SCC") is a Utah corporation that provides investment and management services. The officers, directors and owners of SCC are directors and executive officers of the Company and each of whom beneficially owns more than 10 percent of the Company's issued and outstanding common stock. Between June 1994, when the Company commenced its present business of developing its ASR technologies, and April 30, 1996, the Company did not pay or award any compensation in any form directly to the Company's executive officers. Rather, in June 1994, the Company entered into an Independent Consulting Agreement (the "SCC Agreement") with SCC pursuant to which SCC rendered certain management and financial services to the Company.

Pursuant to the SCC Agreement, between January and July 1995, SCC invoiced the Company for services rendered. By July 1995, the Company owed SCC approximately $1,417,000 pursuant to the terms of the SCC Agreement. On July 31, 1995, the Company issued warrants to purchase up to 3,700,000 shares of the Company's common stock to SCC. The purchase price of the warrants was $.033 per share of common stock, or an aggregate of $122,100. On August 11, 1995, SCC exercised the warrants at an exercise price of $0.35 per share. Both the $122,100 purchase price and the $1,295,000 aggregate exercise price for the warrants were satisfied by the cancellation of amounts invoiced to the Company by SCC pursuant to the SCC Agreement during the fiscal year ended December 31, 1994 and the period between January 1, 1995 and August 11, 1995. Such cancellation was accomplished on a dollar-for-dollar basis.

Between August 1995 and October 1995, SCC continued to invoice the Company for its $50,000 monthly management fee. On October 23, 1995, the Company entered into an investment agreement (the "Beesmark Agreement") with Beesmark. In connection with the Company's execution of the Beesmark Agreement, SCC and the Company agreed that any then accrued but unpaid balance due to SCC for management services rendered under the SCC Agreement would be placed on "conditional status" and deferred until the Company successfully completed certain developmental milestones set forth in the Beesmark Agreement, at which time such amounts would be due and payable in full. With respect to management services to be rendered by SCC after the closing of the Beesmark Agreement, SCC agreed that the Company would pay only $30,000 of the monthly invoiced $50,000, the balance to be placed on conditional status.

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Thus, of the total $600,000 invoiced to the Company by SCC during the year ended December 31, 1995, the Company paid SCC $90,000 in cash; $257,000 of accrued but unpaid amounts were placed on conditional status under the Beesmark Agreement; and $253,000 was canceled in partial payment of the exercise price of the SCC Warrants. In addition to the amounts invoiced by SCC for management fees during the 1995 fiscal year, the Company also reimbursed SCC for actual expenses incurred in the amount of $337,405. Thus, at December 31, 1995, the Company owed SCC $257,000 in management fees, all of which was on conditional status under the terms of the Beesmark Agreement and was payable to SCC only in the event that the Company achieved the developmental milestones set forth in the Beesmark Agreement. At December 31, 1995, the Company also owed SCC $3,825 for expenses incurred. Additionally, during the year ended December 31, 1995, SCC charged a total of $70,915 in capital raising fees to the Company. Of that amount, $49,576 was written off by SCC in connection with the Beesmark Agreement, and $21,339 was paid to SCC.

Between January 1, 1996 and April 30, 1996, SCC invoiced the Company for services under the SCC Agreement in the amount of $200,000. Of that amount, $80,000 was placed on conditional status pursuant to the Beesmark Agreement and $120,000 was paid to SCC. On April 30, 1996, the disinterested members of the Company's board of directors authorized the Company to enter into an agreement with SCC modifying the SCC Agreement effective May 1, 1996. Under the SCC Agreement, as modified, SCC no longer invoiced the Company for management services, but continued to invoice the Company for reimbursement of actual expenses incurred on the Company's behalf. SCC and the Company agreed that any amounts invoiced under the SCC Agreement but placed on conditional status pursuant to the Beesmark Agreement would remain outstanding obligations of the Company payable only if the Company achieved the milestones specified in the Beesmark Agreement. The Company further agreed to pay any then accrued but unpaid amounts invoiced under the SCC Agreement, including amounts owed and carried over from the year ended December 31, 1995, which amounts totaled $5,862, as well as outstanding amounts for expenses incurred. In September 1996, Beesmark made the last of the funding payments provided for under the terms of the Beesmark Agreement. On February 10, 1997, the Company paid to SCC the entire balance due to SCC for accrued management fees in the amount of $337,000. Thus, during the year ended December 31, 1996, the Company paid to SCC a total of $120,000 for management fees and SCC was reimbursed for actual expenses incurred on the Company's behalf in the amount of $740,052. During 1996, the Company made no payments to SCC for capital raising activities. The Company and SCC have agreed to extend the SCC Agreement, at least insofar as the Company has agreed to reimburse SCC for actual expenses incurred on behalf of the Company through December 1998.

The Company paid no compensation in any form directly to any of its executive officers during fiscal 1995 and until April 1, 1996. However, as the principals of SCC, during such periods, the Company's executive officers received a portion of the amounts paid by the Company to SCC under the SCC Agreement.

Related-party transactions with SCC not otherwise disclosed herein as of and for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                1998                1997               1996
                           ---------------     ---------------     ---------------
Expenses:
     Management fees       $         -         $       -           $   200,000
     Rent                       117,228           77,203                52,000
Liabilities:
      Accounts payable               -                 -               411,743
      Accrued liabilities            -           459,502             1,350,000


The Company rents office space under a month-to-month lease from SCC and the lease from SCC is guaranteed by the three officers, owners and directors of SCC. The lease requires monthly payments of $10,368. The Company believes the terms of the related-party lease are at least as favorable as the terms that could have been obtained from an

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


unaffiliated third party in a similar transaction.

Beesmark Investments, L.C. - On October 23, 1995, the Company, Beesmark and a director entered into the Beesmark Agreement. The director did not occupy such position when the Beesmark Agreement was negotiated and executed. The director also is a co-manager of and has an indirect pecuniary interest in a portion of Beesmark's assets. Pursuant to the Beesmark Agreement, Beesmark agreed to provide a total of $6,050,000 of funding to the Company over a period of approximately 11 months, provided that during that time the Company was able to timely meet, to Beesmark's satisfaction, specified developmental milestones. In return for the funding provided to Beesmark, the Company agreed to issue 11,562,500 shares of common stock at a price of $0.48 per share and a $500,000 Series A Convertible Subordinated Debenture that is convertible into either 166,667 shares of Series A Convertible Preferred Stock or 166,667 shares of the Company's common stock. During the year ended December 31, 1996, Beesmark paid all installments payable by Beesmark under the Beesmark Agreement, and the Company issued, in the increments specified, all of the securities issuable to Beesmark under the Beesmark Agreement.

SMD, L.L.C. - From September 4, 1997, through October 15, 1997 and again on December 31, 1997, the Company, borrowed funds from SMD, L.L.C., a company owned by three directors and executive officers of the Company (each of whom beneficially owns more than 10 percent of the Company's issued and outstanding common stock) pursuant to a revolving, unsecured promissory note, bearing interest at the rate of 12 percent per annum. The aggregate of all amounts loaned under the note was $2,000,000 and the highest outstanding balance at any one time was $1,550,000. All amounts were repaid, together with $5,542 in interest in 1998. The loan and its terms were approved by the independent members of the board of directors of the Company.

K.L.S. Enviro Resources, Inc. - Between May 1996 and August 1996, as part of the Company's short-term cash management policy, the Company entered into a series of loan transactions with KLSE, an entity which then was unaffiliated with the Company. The Company was introduced to KLSE by an unaffiliated third party. As of August 12, 1996, the Company had loaned to KLSE a total of $1,900,000, which loans were due upon demand, bore interest at the rate of 12 percent per annum, required the payment of certain loan origination fees, and were secured by substantially all of the assets of KLSE, except its real property. The first of the loans from the Company in the amount of $710,000 was made on May 16, 1996 and the last advance prior to August 12, 1996, in the amount of $590,000, was made on July 16, 1996. Pursuant to the terms of the promissory note representing the $710,000 advanced by the Company to KLSE in May 1996, all or part of the balance due under that note was convertible at the option of the holder of the note to 2,366,667 shares of the restricted common stock of KLSE at the rate of $.30 per share. Similarly, the remaining $1,190,000 owed to the Company, represented by four separate promissory notes, was convertible into a total of 2,975,000 shares of KLSE restricted common stock at the rate of $.40 per share. KLSE also entered into a registration rights agreement with the Company. In connection with that course of financing, a director and executive officer of the Company assumed a position on KLSE's board of directors, effective July 10, 1996.

On September 30, 1996, SMD advanced debt financing (the "SMD Loan") to KLSE (see below) in the amount of $1,673,730. The SMD Loan was due on demand, bore interest at the rate of 12 percent per annum and was secured by the assets of KLSE, except its real property. The proceeds of the SMD Loan enabled KLSE to pay the Company $1,673,700 in satisfaction of all then-outstanding balances due the Company except a balance of $272,156 due and owing under the first promissory note from KLSE to the Company in the amount of $710,000. In return for the provision of the SMD Loan to KLSE, SMD acquired warrants to purchase 6,600,000 shares of KLSE restricted Common Stock at the exercise price of $.40 per share. These warrants have never been exercised.

Based upon certain changed circumstances at KLSE, on October 29, 1996, the Company made an additional loan of $200,000 to KLSE. That additional advance was repaid in full, with accrued interest, by KLSE on December 24, 1996. Also, on December 31, 1996 the Company sold for cash and assigned $270,000 of the balance due under the $710,000 promissory note to Ballard Investment Company, a Utah limited partnership unaffiliated with the Company. Also, on December 31, 1996, KLSE paid the Company the balance of approximately $10,500 due and owing under the $710,000

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


promissory note. Since December 31, 1996, KLSE has not been indebted to the Company in any amount nor has the Company had any beneficial interest in KLSE.

Synergetics - Through December 1998, a director and the chief executive officer of the Company was also one of seven directors of Synergetics, Inc. In addition, three executive officers and directors of the Company owned shares of the common stock of Synergetics, although such share ownership in the aggregate constituted less than 5 percent of the total shares of Synergetics common stock issued and outstanding. Effective December 31,1998, the chief executive officer and director of the Company resigned from the board of Synergetics and the three executive officers and directors relinquished all ownership of Synergetics shares. The Company engages Synergetics to provide assistance to Fonix in the development of its ASR technologies (see Note 14).

Voice Information Associates, Inc. - A director and executive officer of the Company is also the founder and president of Voice Information Associates, Inc. ("VIA"), a consulting group providing strategic technical, market evaluation, product development and corporate information to the speech recognition industry. During 1997, the Company paid approximately $110,000 in consulting fees to VIA for services provided to the Company. No payments were made by the Company to VIA in 1998.

Other Transactions - During 1996, disinterested members of the Company's board of directors authorized the Company to reimburse certain officers for all taxes payable by the officers in conjunction with the 1995 exercise of 3,700,000 warrants by a company owned by the officers. The total amount authorized to be reimbursed was $1,150,000 in 1997 and $1,350,000 in 1996. During the years ended December 31, 1998 and 1997, the Company paid $340,516 and $2,159,484, respectively, of the authorized reimbursements.

13. STATEMENT OF WORK

On February 11, 1998, the Company entered into a First Statement of Work and License Agreement with Siemens Semiconductor Group of Siemens Aktiengesellschaft ("Siemens") under which the Company and Siemens are jointly pursuing the development of Siemens' integrated circuits incorporating ASR and other related technologies for use in certain telecommunications applications. On February 20, 1998, the Company received $2,691,066 in cash from Siemens. Of that amount: (1) $1,291,712 was paid to the Company as a non-refundable payment to license certain ASR technologies for which the Company has no further obligation; (2) $322,928 was paid to purchase warrants to acquire 1,000,000 shares of restricted common stock at an average exercise price of $20 per share with expiration dates ranging from December 31, 1998 to December 31, 1999; and (3) $1,076,426 was paid to the Company to acquire, if Siemens so elected, shares of the Company's restricted common stock or to become a non-refundable license payment. In June 1998, Siemens elected to apply the $1,076,426 portion as a non-refundable payment to license certain ASR technologies for which the Company has no further obligation. The Company recorded the $2,368,138 license payments as revenue during the year ended December 31, 1998.


14.  PRODUCT DEVELOPMENT AND RESEARCH

Synergetics - In October 1993, the Company entered into an agreement with Synergetics (the "Synergetics Agreement"), a research and development entity, whereby Synergetics was to develop certain technologies related to the Company's ASR technologies. The Chief Executive Officer of the Company was one of seven members of the board of directors of Synergetics, and three executive officers and directors and 10 percent beneficial owners of the Company owned less than five percent of the common stock of Synergetics. Under the terms of the
Synergetics Agreement, as subsequently modified, the Company acquired intellectual property rights, technologies and technology rights that were developed by Synergetics. The Company agreed to provide all funding necessary for Synergetics to develop commercially viable technologies. There was no minimum requirement or maximum limit with respect to the amount of the funding to be provided by the Company. However, under the terms of the Synergetics Agreement, the Company was obligated to use

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


its best efforts in raising the necessary funding for the engineering, development and marketing of the ASR technologies. As part of the Synergetics Agreement, the Company agreed to pay Synergetics a royalty of 10 percent of net revenues from sales of the Company's products incorporating Synergetics' "VoiceBox" speech recognition technologies or technologies derived therefrom (the "Royalty"). As of December 31, 1998, the Company had not yet licensed or sold its technologies, and consequently, had not made any royalty payments. Under the terms of the Synergetics Agreement, the Company paid to Synergetics $1,128,433, $2,819,427, and $4,758,012 in 1998, 1997 and 1996, respectively, for research and development efforts.

Until March 1997, Synergetics had compensated its engineers, employees, members of its development team, and other financial backers (collectively, the "Developers"), in part, with the issuance of "Project Shares" granting the holders of such shares the right, within limits, to share pro rata in future royalty payments. In addition to issuance of Project Shares, Synergetics had made advances to some members of its project team on a non-recourse basis. Repayment of the advances was secured by future disbursements under the Project Shares.

On March 13, 1997, the Company and Synergetics signed a Memorandum of Understanding (the "MOU") which manifested their agreement in principle that the Royalty should be canceled in exchange for the offering and issuance by the Company of warrants to purchase up to 4,800,000 shares of the Company's common stock. Certain of the employees and independent contractors then engaged by Synergetics became full-time employees or independent contractors of the Company. The majority shareholder and president of Synergetics became a full-time consultant to the Company. Since March 14, 1997, the Company has been conducting the majority of the research and development of the ASR technologies at its own research facility staffed by its own employees, including some Developers who have been employees of the Company since March 14, 1997.

On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement, which provides for the Company to make an offer of exchange of the Company's warrants to purchase common stock with a $10 per share exercise price for the project shares at a rate of one warrant to purchase 800 common shares for each project share. The warrants would not be exercisable until the earlier of (1) the date the Company's common stock is trading for a period of 15 consecutive trading days at a minimum of $37.50 per share or (2) September 30, 2000. The offer of the warrants cannot be made by the Company until a registration statement covering the total number of warrants issuable upon the exercise of the warrants has been declared effective by the U.S. Securities and Exchange Commission. Upon the tender to Synergetics of any Project Shares the related Royalty commitment will be canceled. Pending completion of the registration statement and issuance of the warrant, the Company will not pay any royalties to Synergetics.

IMC-2 - In March 1998, the Company entered into a professional services agreement with IMC-2, a research and development entity, to provide assistance to Fonix in the continuing development of specific ASR technologies. The president of IMC-2 is also the president of Synergetics and Adiva. The agreement is for a term of 36 months and requires the Company to make monthly payments of $22,000. Future noncancellable payments under this agreement are $264,000, $264,000 and $44,000 for the years ended December 31, 1999, 2000 and 2001. Under the terms of the agreement, Fonix expended $220,000 in 1998 for research and development efforts.

Adiva- During 1998, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC-2. During 1998, the Company expended $600,174 for services provided.

Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast") an Internet research and development entity, whereby Advocast assisted Fonix in development of technologies to create and locate searchable data bases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement Fonix paid $816,750 and $705,005 in 1998 and 1997, respectively, for research and development efforts.

On November 25, 1998, in consideration for the research and development payments received from Fonix through that date, Advocast issued 60,200 shares of Advocast Series A 6% Convertible Preferred Stock. The Advocast shares, if

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


converted, represent less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and there is substantial uncertainty as to the value of the Advocast shares. The Company has therefore determined that there is not sufficient marketability in Advocast shares to determine their value. As a result, the Company has not recorded a value for the Advocast shares in the accompanying consolidated financial statements.

15.  INCOME TAXES

At December 31, 1998 and 1997, net deferred income tax assets, before considering the valuation allowance, totaled $24,325,269 and $15,746,597, respectively. The amount of and ultimate realization of the benefits from the deferred income tax assets is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. Accordingly, there is no benefit for income taxes in the accompanying consolidated statements of operations. The net change in the valuation allowance was an increase of $8,529,870 for the year ended December 31, 1998.

The Company has available at December 31, 1998, unused federal net operating loss carryforwards of approximately $62,916,000 and unused state net operating loss carryforwards of approximately $63,295,000 which may be applied against future taxable income, if any, and which expire in various years from 2008 through 2018. The Internal Revenue Code contains provisions which likely could reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

The temporary differences and carryforwards which give rise to the deferred income tax assets (liabilities) as of December 31, 1998 and 1997 are as follows:

                                                                           1998                     1997
                                                                      --------------           ---------------
Deferred income tax assets:
      Net operating loss carryforwards:
         Federal                                                      $  21,391,555            $  14,030,670
         State                                                            2,088,746                1,312,988
       Research and development credits                                     694,239                  275,927
       Accrued bonus liabilities                                            150,729                  127,012
                                                                      --------------           ---------------
      Total deferred income tax assets before valuation allowance        24,325,269               15,746,597

       Valuation allowance                                              (24,176,653)             (15,646,783)
                                                                      --------------           ---------------
       Net deferred income tax assets                                       148,616                   99,814
                                                                      --------------           ---------------

Deferred income tax liabilities:
       Depreciation                                                        (148,316)                 (99,514)
       Intangibles                                                             (300)                    (300)
                                                                      --------------           ---------------
       Total deferred income tax liabilities                               (148,616)                 (99,814)
                                                                      --------------           ---------------
                                                                      $           -            $           -
                                                                      ==============           ===============

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:

                                                  Year Ended December 31,
                                        -------------------------------------
                                          1998         1997           1996
                                        -------      --------       ---------
Federal statutory income tax rate        34.0 %        34.0 %         34.0 %
State and local income tax rate,
   net of federal benefit                 3.3           3.3            3.3
Valuation allowance                     (37.3)        (37.3)         (37.3)
                                        -------      --------       ---------
Effective income tax rate                 - %           - %            - %
                                        =======      ========       =========


16.  COMMITMENTS AND CONTINGENCIES

Employment Agreements - In January 1998, the Company entered into employment contracts with two employees which expire in January 2001. The minimum annual salary payments required by these contracts total $405,000. In connection with these agreements, these individuals were granted options to purchase 360,000 shares of the Company's common stock at $3.34 per share. These options have a ten-year life and are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. One-third of the options are vested on the date of grant. In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within thirty days of termination. In January 1999, the Company announced a major cost reduction program for the Company's 1999 operating year wherein the compensation of two employees referred to above was reduced 30 percent effective February 1999.

Executive Employment Agreements - On November 1, 1996, the Company entered into employment contracts with three executive officers (one of whom is no longer an executive officer) which expire on December 31, 2001. The annual base salary compensation for each executive officer for the years ended December 31, 1999, 2000 and 2001 is $425,000, $550,000 and $750,000, respectively.

Additionally, each executive officer is entitled to annual performance-based incentive compensation payable on or before December 31 of each calendar year during the contract term. During the first three years of the contract term, the performance-based incentive compensation is determined in relation to the market price of the Company's common stock, adjusted for stock dividends and splits. If the price of the Company's common stock maintains an average price equal to or greater than the level set forth below over a period of any three consecutive months during the calendar year, the performance-based incentive compensation will be paid in the corresponding percentage amount of annual base salary for each year as follows:

Quarterly Average Stock Price           Percentage Bonus

     $10.00                                  30%
     $12.50                                  35%
     $15.00                                  40%
     $20.00                                  45%
     $25.00+                                 50%

The annual base salary and performance-based incentive compensation for the final two contract years will be subject to review by the Company's board of directors.

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within thirty days of termination.

In January 1999, the Company announced a major cost reduction program for the Company's 1999 operating year wherein the compensation of the two remaining officers will be reduced to $297,500 commencing February 1999. At the same time, Stephen M. Studdert resigned as the Company's Chief Executive Officer and entered into a separation agreement pursuant to which Mr. Studdert will be paid $250,000 per year through January 31, 2001 and $100,000 for the year ended January 31, 2002. Additionally, his employment contract was canceled.

Professional Services Agreement - Effective May 7, 1998, the Company entered into a one-year professional services agreement with a public relations firm. The minimum monthly retainer is $15,000 per month. In connection with this agreement, the firm was granted options to purchase 100,000 shares of the Company's common stock at $3.75 per share. The options have a ten-year term and are fully vested. In connection with this transaction, the Company recorded $320,100 of consulting expense, of which $106,700 is deferred as of December 31, 1998, to be recognized ratably over the life of the agreement.

Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amount of commitments for noncancellable operating leases in effect at December 31, 1998, were as follows:

Years ending December 31,
-------------------------
          1999                     $   1,043,342
          2000                           677,073
          2001                           685,275
          2002                           696,162
          2003                           507,308
       Thereafter                        293,664
                                      ----------
         Total                     $   3,902,824

The Company incurred rental expense of $868,110, $416,798 and $103,139 during 1998, 1997 and 1996, respectively, related to these leases.

In March 1999, the Company entered into an agreement to lease approximately 3,780 square feet of office space in Cleveland, Ohio for sales and installation personnel. The lease is for three years at a monthly rate of $4,260 and is effective May 1, 1999.

Certain of these operating leases, with commitments totaling $284,400, $54,060, $52,100 and $17,040 for years ending December 31, 1999, 2000, 2001 and 2002, respectively, were assumed by the purchaser in connection with the sale of HSG (see Note 21).

Capital Lease Obligation - Future minimum lease payments of $56,260 for equipment held under a capital lease arrangement as of December 31, 1998 are due in 1999. The present value of these future minimum lease payments is $52,225. Total assets held under the capital lease arrangement were $150,208 with accumulated depreciation of $48,737 as of December 31, 1998.

AcuVoice - In connection with the AcuVoice acquisition, AcuVoice and its founder made certain representations and

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


warranties to the Company. One of those representations focused on the scope of a license agreement previously entered into by AcuVoice and General Magic for use by General Magic of AcuVoice's text-to-speech software in General Magic's Serengeti product. After the AcuVoice acquisition closed, the Company determined that AcuVoice and its founder had breached the representation concerning the General Magic license agreement. Under the terms of the AcuVoice acquisition agreement, on March 12, 1999, the Company submitted a claim for the 80,000 shares deposited into the escrow account by the former stockholders of AcuVoice. The founder, as agent for the former stockholders of AcuVoice, denied the claim. The Company is presently preparing, a response to the founder's denial of the claim. If the founder continues to deny the claim after review of the Company's response, the Company will seek to arb its claim pursuant to the terms of the AcuVoice acquisition agreement. The Company is presently considering other possible remedies against the founder and the other former directors of AcuVoice.

General Magic, Inc. - On September 23, 1997, AcuVoice entered into a license agreement with General Magic, Inc. ("General Magic") wherein AcuVoice granted General Magic a perpetual, irrevocable, worldwide license in a specific field of use to use, reproduce, publicly display and distribute AcuVoice's TTS software in connection with General Magic's voice accessed integrated network service, also known as the Serengeti product. The license is exclusive for the first three years and non-exclusive thereafter. Under the terms of the license agreement, the Company is entitled to royalty payments based upon monthly subscriber revenue from the use of the integrated network service. Additionally, the Company granted an option to General Magic to purchase the then current TTS source code and all source code documentation for a cash payment of $2,500,000 and $2,500,000 in General Magic common stock.

 17. LITIGATION

Clarke - On August 28, 1998, John R. Clarke and Perpetual Growth Fund, a company Clarke's spouse purportedly owns, commenced an action against Fonix in federal court for the Southern District of New York. Clarke and Perpetual Growth assert claims for breach of contract relating to certain financing Fonix received during 1998. Specifically, Clarke and Perpetual Growth allege that they entered into a contract with Fonix under which Fonix agreed to pay them a commission of five percent of all financing provided to Fonix by Southridge Capital Management or its affiliates. Clarke and Perpetual claim that they are entitled to commissions with respect to approximately $3,000,000 of equity financing to Fonix in July and August 1998, and Fonix's offerings of Series D and Series E preferred stock, totaling together $12,000,000, in August and September 1998.

Fonix believes that the Clarke lawsuit is without merit and filed a motion to dismiss based upon the court's lack of personal jurisdiction over Fonix. The court granted Fonix's motion to dismiss, on a conditional basis, subject to the right of Clarke and Perpetual Growth to produce additional evidence which would establish jurisdiction of the New York court over Fonix. Clarke and Perpetual Growth filed a motion with the New York court that sought to establish a factual and legal basis for the New York court's exercise of jurisdiction over Fonix. However, the court denied that motion. In the interim, Fonix filed a suit against Clarke and Perpetual Growth in federal court for the Central District of Utah seeking a declaratory judgment that it does not owe any money to Clarke and Perpetual Growth. Now that the action in New York has been dismissed, Fonix intends to vigorously pursue the Utah action. However, Clarke and Perpetual Growth could prevail in the lawsuit, in which case Fonix may be required to pay significant amounts of money damages or other amounts awarded by the court. At a minimum, the ongoing nature of this action will result in some diversion of management time and effort from the operation of the business.

Papyrus - After the Papyrus acquisition closed, the Company investigated some of the representations and warranties made by Papyrus to induce the Company to acquire Papyrus. The Company determined that certain of the representations made by Papyrus and their executive officers were false. At about the same time, the Company began negotiations with the former executive officers of Papyrus, which negotiations, among other things, included discussions regarding rescission of the Papyrus acquisition. On February 26, 1999, the Company filed an action against Papyrus in the United States District Court for the District of Utah, Central Division (the "Utah Action"). In the Utah Action, the Company alleged claims for misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


good faith and fair dealing and rescission. On March 11, 1999, three of the former shareholders of Papyrus filed an action against the Company in the United States District Court for the District of Massachusetts (the "Massachusetts Action"), alleging a default under the terms of the promissory notes issued to them in connection with the Papyrus Acquisition. On April 2, 1999, the three former Papyrus shareholders filed an amended complaint against the Company seeking additional remedies including violation of Massachusetts unfair and deceptive acts and practices statutes and copyright infringement. On April 8, 1999, a fourth former Papyrus shareholder filed an action against the Company alleging a default under the terms of the promissory notes issued to him in connection with the Papyrus acquisition and seeking additional remedies including violation of Massachusetts unfair and deceptive acts and practices statutes and copyright infringement. Subsequently, the Company has entered into agreements with the four former Papyrus shareholders for dismissal of the actions and cancellation of the promissory notes upon payment to the former shareholders of $1,122,209 (the "Settlement Payment") an amount equal to approximately 73 percent of the balance due them under the notes issued to them in the Papyrus acquisition, and return for cancellation by the Company of 970,586 shares of restricted common stock issued to them in the Papyrus acquisition. The Company must pay the Settlement Payment before May 16, 1999. If it does not, the Company and the four former Papyrus shareholders are free to pursue their respective claims.


Apple Computer, Inc. - In February 1993, Articulate received a patent (the "303 patent") for a product which would allow the user of an Apple Macintosh to create spoken commands which the computer would recognize and respond to. Soon after the 303 patent was issued, Articulate put Apple Computer, Inc ("Apple") on notice that Apple's "PlainTalk" product infringed the 303 patent. When Apple ignored Articulate's notices, Articulate sued Apple. Apple responded to the suit by suing Articulate and Dragon Systems, Inc., which suit was subsequently dismissed. The Company acquired Articulate's claims against Apple in the Articulate acquisition (see Note 2). The Company has completed discovery in the action pending against Apple and is awaiting the scheduling of a trial. The Company sold its rights with respect to this matter of litigation as part of the sale of HSG (see Note 21).



In addition to the above, the Company is involved in various lawsuits, claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not materially affect the consolidated financial position or results of operations of the Company.



18.  EMPLOYEE PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the Company.

19.  REPORTABLE SEGMENTS

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement requires disclosures related to components of a company for which separate financial information is available and evaluated regularly by the Company's chief operating decision makers in deciding how to allocate resources and in assessing performance. As a result of the sale of HSG in September 1999 (see Note 21), management believes that the Company has only one operating segment because the Company's remaining core business consists only of operations derived from the Interactive Technologies Solutions Group ("ITSG"). ITSG includes the development of relationships with third parties who can incorporate Fonix technologies into their own products or product development efforts. These products include speech recognition technology licensing including speech-to-text and text-to-speech applications.

All of the Company's revenues for 1998 were sourced from the United States. Of the $2,604,724 in revenues for 1998,

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$2,368,138 was from one customer, Siemens, in connection with non-refundable license payments under a Statement of Work and License Agreement. The remaining amount of revenue was primarily from the sale of speech-to-text applications and licenses.

20.  SUBSEQUENT EVENTS

Related Party Notes Payable - Subsequent to December 31, 1998, the Company issued unsecured notes payable to an executive officer in the amount of $68,691 for cash used as working capital by the Company. These notes bear interest at 10 percent and are due on July 31, 1999.

Recent Financing Activities - On January 29, 1999, the Company entered into a Securities Purchase Agreement with four investors pursuant to which the Company sold its Series C 5% Convertible Debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures is convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Company's common stock for the five trading days immediately preceding the conversion date. The Company also issued 400,000 warrants in connection with this financing. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Series C 5% Convertible Debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. The obligations of the Company for repayment of the debentures, as well as its obligation to register the common stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, are personally guaranteed by the Guarantors. These personal guarantees are secured by a pledge of 6,000,000 shares of Fonix common stock beneficially owned by them. The Company has entered into an indemnity agreement with the Guarantors relating to this and other guarantees and pledges (see Note 12). In connection with second funding, the Company agreed to pledge, as collateral for repayment of the debentures, a lien on the patent covering the Company's ASR technologies.

Subsequent to the second funding, the holders of the debentures notified the Company and the Guarantors that the Guarantors were in default under the terms of the pledge and that the holders intended to exercise their rights to sell some or all of the pledged shares of the Guarantors. At the present time, the Company has no knowledge of sales of the Guarantors' shares by the holders. However, if the holders proceed to sell some or all of the Guarantors' shares, the Company may be obligated, under its indemnity agreement, to issue replacement shares to the Guarantors for all shares sold by the holders and reimburse Guarantors for any costs incurred as a result of the holders' sales of Guarantors' shares.

One of several events described in the Securities Purchase Agreement as a "Triggering Event"is the suspension from listing or delisting of the Company's common stock from The Nasdaq SmallCap Market for a period of three trading days. In March 1999, trading in the Company's common stock was temporarily halted for more than three days. Trading resumed within five trading days, and the Company has not been notified that the holders of the Series C 5% Convertible Debentures desire to exercise any rights they may have under the agreement.

Issuance of Stock Options - On February 15, 1999, the Company granted an aggregate of 762,500 stock options to various employees of the Company. These options have a ten-year life, an exercise price of $1.53 per share and vested on the grant date.

21.  SALE OF THE HEALTHCARE SOLUTIONS GROUP

In September 1999, the Company completed the sale of the operations and a significant portion of the assets (the "Sale") of its HSG to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party, for up to $28,000,000. Of this sales price, $21,500,000, less certain credits of $194,018, was paid at closing, $2,500,000 is being held in an 18 month escrow account in connection with the representations and warrantees made by the Company in the sales

                                Fonix Corporation
                          [A Development Stage Company]
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


transaction and the remaining $4,000,000 is to be contingently paid as an earnout in two installments of $2,000,000 each over the next two years based on the performance of HSG. The proceeds from the sale were used to reduce a significant portion of the Company's liabilities and to provide working capital for the Company's marketing and distribution opportunities for its Interactive Technology Solutions Group. The assets sold included inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets. Additionally, L&H assumed the capital and operating lease obligations related to HSG and the obligations related to certain deferred revenues.

Upon the closing of the Sale, the Company discontinued the operations of HSG. The results of operations of HSG have been reported separately as discontinued operations in the accompanying condensed consolidated statements of operations. Prior year results have been restated to provide comparability. The net assets (liabilities) of HSG in the December 31, 1998 consolidated balance sheet consist of the following:

           Inventory                                                    $      72,582
           Other receivables                                                    4,554
           Deferred revenues                                                 (675,997)
                                                                        --------------
                Net current assets (liabilities)                        $    (598,861)
                                                                        ==============

           Property and equipment, net of
              accumulated depreciation of $27,367                       $     182,981
           Intangible assets, net of accumulated
              amortization of $828,886                                     19,379,131
           Other assets                                                        22,343
                                                                        --------------

               Net long-term assets                                     $  19,584,455

Revenues from HSG's operations were $284,960 for the period from the date of acquisition through December 31, 1998. These amounts have not been included in revenues reported in the accompanying consolidated statement of operations for the year ended December 31, 1998.

                                Table of Contents



Interim unaudited condensed consolidated financial statements as of September 30, 1999, and December 31, 1998, and for the nine months ended September 30, 1999 and 1998

Condensed Consolidated Balance Sheets (Unaudited)                            Q-2

Condensed Consolidated Statements of Operations (Unaudited)                  Q-3

Condensed Consolidated Statements of Cash Flows (Unaudited)                  Q-4

Notes to Condensed Consolidated Financial Statements (Unaudited)             Q-6

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

ASSETS
                                                                                             September 30,     December 31,
                                                                                               1999              1998
                                                                                          ---------------     ------------
Current assets:
     Cash and cash equivalents                                                            $    2,048,257      $ 20,045,539
     Notes receivable                                                                                  -          245,000
     Accounts receivable, net of allowance for doubtful accounts of
          $74,000 and $8,000, respectively                                                       331,451          219,908
     Prepaid expenses                                                                              7,901           51,866
     Inventory                                                                                     1,894            4,804
     Interest and other receivables                                                               20,712            3,722
     Employee advances                                                                                 -           67,231
                                                                                          ---------------     ------------

         Total current assets                                                                  2,410,215       20,638,070

Cash held in escrow                                                                            2,500,000                -

Property and equipment, net of accumulated depreciation of $1,740,234
     and $1,168,023, respectively                                                              1,347,061        2,145,031

Intangible assets, net of accumulated amortization of $3,757,780 and
     $1,770,668, respectively                                                                 16,034,270       19,437,290

Other assets                                                                                     106,536          107,945

Net long term assets of discontinued operations                                                        -       19,584,455
                                                                                          ---------------     ------------

         Total assets                                                                     $   22,398,082      $ 61,912,791
                                                                                          ===============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Bank overdraft                                                                       $            -      $   138,034
     Revolving notes payable                                                                           -       20,038,193
     Notes payable - related parties                                                              77,625        8,491,880
     Notes payable - other                                                                             -          560,000
     Capital lease obligation                                                                      5,180           52,225
     Accounts payable                                                                          1,756,032        3,536,074
     Accrued liabilities                                                                       2,659,267          981,774
     Accrued liabilities - related parties                                                     1,998,590          900,004
     Income taxes payable                                                                        250,000                -
     Deferred revenues                                                                            63,722           20,000
     Net current liabilities of discontinued operations                                                -          598,861
                                                                                          ---------------     ------------

         Total current liabilities                                                             6,810,416       35,317,045

Series C 5% convertible debentures                                                             3,971,107                -
                                                                                          ---------------     ------------

         Total liabilities                                                                    10,781,523       35,317,045
                                                                                          ---------------     ------------

Common stock and related repricing rights subject to redemption; 1,801,802 shares and
     repricing rights outstanding (aggregate redemption value of $2,500,000)                   1,830,000        1,830,000
                                                                                          ---------------     ------------

Commitments and contingencies (Notes 8, 9, and 15)

Stockholders' equity:
     Preferred stock, $.0001 par value; 20,000,000 shares authorized;  Series A, convertible; 166,667 shares outstanding
            (aggregate liquidation preference of $6,055,012)                                     500,000          500,000
         Series D, 4% cumulative convertible; 876,667 and 958,334 shares outstanding, respectively
            (aggregate liquidation preference of $18,299,103)                                 20,705,530       22,200,936
         Series E, 4% cumulative convertible; 250,000 shares outstanding in 1998                       -        3,257,886
     Common stock, $.0001 par value; 100,000,000 shares authorized;
         83,750,179 and 64,324,480 shares outstanding, respectively                                8,375            6,432
     Additional paid-in capital                                                               99,217,980       88,517,711
     Outstanding warrants                                                                      3,585,399        3,323,258
     Deferred consulting expense                                                                       -         (106,700)
     Deficit accumulated during the development stage                                       (114,230,725)     (92,933,777)
                                                                                          ---------------     ------------

         Total stockholders' equity                                                            9,786,559       24,765,746
                                                                                          ---------------     ------------

         Total liabilities and stockholders' equity                                       $   22,398,082      $61,912,791
                                                                                          ===============     ============

         See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                                                  October 1,
                                                                                                                     1993
                                                         Three Months Ended            Nine Months Ended          (Inception) to
                                                            September 30,                September 30,            September 30,
                                                      --------------------------   --------------------------
                                                         1999           1998           1999           1998           1999
                                                      ------------  -------------  -------------   ------------  -------------

Revenues                                              $    65,707   $     95,500   $    351,083   $   2,567,785  $   2,955,807
Cost of revenues                                            7,919          7,372         21,159          31,561         56,599
                                                      ------------  -------------  -------------  -------------  -------------

    Gross margin                                           57,788         88,128        329,924       2,536,224      2,899,208
                                                      ------------  -------------  -------------  -------------  -------------

Expenses:
    Selling, general and administrative                 2,864,400      2,672,252      7,537,577       6,112,765     38,601,890
    Product development and research                    1,906,968      4,296,938      6,278,318       9,958,433     37,276,215
    Amortization of goodwill and purchased core
          technology                                      630,609        500,776      1,962,443       1,100,336      3,674,710
    Purchased in-process research and development               -              -              -       9,315,000      9,315,000
                                                      ------------  -------------  -------------  -------------  -------------

        Total expenses                                  5,401,977      7,469,966     15,778,338      26,486,534     88,867,815
                                                      ------------  -------------  -------------  -------------  -------------

Loss from operations                                   (5,344,189)    (7,381,838)   (15,448,414)    (23,950,310)   (85,968,607)
                                                      ------------  -------------  -------------  ------------   -------------

Other income (expense):
    Interest income                                        26,198        292,241         46,752         856,123      3,713,840
    Interest expense                                   (1,577,413)      (365,902)    (4,314,809)       (960,803)    (9,638,041)
    Other expense                                        (154,940)             -       (154,940)              -       (154,940)
    Cancellation of common stock reset provision                -     (6,111,577)             -      (6,111,577)    (6,111,577)
                                                      ------------  -------------  -------------  -------------  -------------

        Total other income (expense), net              (1,706,155)    (6,185,238)    (4,422,997)     (6,216,257)   (12,190,718)
                                                      ------------  -------------  -------------  -------------  -------------

Loss from continuing operations                        (7,050,344)   (13,567,076)   (19,871,411)    (30,166,567)   (98,159,325)

Discontinued operations:
    Operating loss of HealthCare
        Solutions Group                                (2,962,147)    (5,026,049)    (5,953,726)     (5,026,049)   (12,229,033)
    Gain on disposal of HealthCare Solutions Group,
        net of income taxes of $250,000                 6,616,646              -      6,616,646               -      6,616,646
                                                      ------------  -------------  -------------  -------------  -------------

Loss before extraordinary items                        (3,395,845)   (18,593,125)   (19,208,491)    (35,192,616)  (103,771,712)

Extraordinary items:
    Loss on extinguishment of debt                              -              -              -               -       (881,864)
    Gain on forgiveness of accounts payable and
        accrued interest                                  372,061              -        372,061               -        402,609
                                                      ------------  -------------  -------------  -------------  -------------

Net loss                                              $(3,023,784)  $(18,593,125)  $(18,836,430)  $ (35,192,616) $(104,250,967)
                                                      ============  ============   ===========    =============  =============


Basic and diluted net loss per common share           $     (0.05)      $ (0.39)      $ (0.31)       $ (0.75)
                                                      ============   ===========   ===========    ===========


  See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Unaudited)
                Increase (Decrease) in Cash and Cash Equivalents

                                                                                                            October 1,
                                                                                                               1993
                                                                             Nine Months Ended            (Inception) to
                                                                               September 30,               September 30,
                                                                       -------------------------------
                                                                            1999             1998              1999
                                                                       --------------   --------------    --------------
Cash flows from operating activities:
     Net loss                                                          $ (18,836,430)   $(35,192,616)     $(104,250,967)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
       Issuance of common stock for services                                 100,000               -          5,587,554
       Issuance of common stock for patent                                         -         100,807            100,807
       Non-cash expense related to issuance of notes payable,
          debentures, warrants, preferred and common stock                 2,270,000       6,111,577         12,348,914
       Non-cash compensation expense related to issuance
         of stock options                                                    119,240         133,375          2,615,540
       Non-cash expense related to issuance of notes payable
          and accrued expense for services                                        -          857,000            857,000
       Non-cash exchange of notes receivable for services                         -          150,000            150,000
       Non-cash portion of purchased in-process research and
          development                                                             -       12,635,768         13,136,000
       Loss on disposal of property and equipment                            154,940             (88)           154,940
       Gain on sale of HealthCare Solutions Group                         (6,616,646)              -         (6,615,365)
       Depreciation and amortization                                       4,423,595       1,802,814          8,199,049
       Extraordinary loss on extinguishment of debt                                -               -            881,864
       Extraordinary gain on forgiveness of accounts payable and
          accrued interest                                                  (372,061)              -           (402,609)
       Changes in assets and  liabilities,  net of effects of
        acquisitions and disposition:
          Accounts receivable                                               (391,982)       (183,418)          (540,480)
          Employee advances                                                     (755)              -            (67,986)
          Interest and other receivables                                      (4,436)        (74,009)            (9,919)
          Inventory                                                           (7,509)         (8,358)           (27,730)
          Prepaid assets                                                      40,465        (100,281)            (7,001)
          Other assets                                                           270         (80,212)          (119,575)
          Accounts payable                                                (1,558,666)      2,381,610          3,455,070
          Accrued liabilities                                              1,632,083         482,568          2,273,872
          Accrued liabilities - related party                              1,249,271        (370,966)         1,397,030
          Deferred revenues                                                  568,115           2,126            649,381
                                                                       --------------   -------------     --------------

       Net cash used in operating activities                             (17,230,506)    (11,352,303)       (60,234,611)
                                                                       --------------   -------------     --------------

Cash flows from investing activities, net of effects
  of acquisitions and disposition:
     Proceeds from sale of HealthCare Solutions Group                     21,305,982               -         21,305,982
     Acquisition of subsidiaries, net of cash acquired                             -     (14,738,495)       (15,323,173)
     Proceeds from sale of property and equipment                             50,000             500             50,000
     Purchase of property and equipment                                      (99,089)     (1,240,540)        (3,435,559)
     Investment in intangible assets                                               -         (94,789)          (164,460)
     Issuance of notes receivable                                                  -      (1,322,139)        (3,228,600)
     Payments received on notes receivable                                   245,000               -          2,128,600
                                                                       --------------   -------------     --------------

       Net cash provided by (used in) investing activities                21,501,893     (17,395,463)         1,332,790
                                                                       --------------   -------------     --------------

Cash flows from financing activities:
     Bank overdraft                                                         (138,034)        178,757                  -
     Net proceeds (payments) from revolving note payable                 (20,038,193)      1,422,264            (49,250)
     Net proceeds (payments) from revolving note payable -
          related parties                                                 (7,895,178)       (514,296)        (7,813,537)
     Net proceeds from other notes payable                                 6,953,760         100,000          9,865,427
     Payments on other notes payable                                      (7,788,000)        (49,250)        (9,567,806)
     Principal payments on capital lease obligations                         (55,504)        (36,284)          (148,210)
     Proceeds from issuance of convertible debentures, net                 6,254,240               -          9,439,240
     Proceeds from sale of warrants                                          438,240         322,928          1,511,168
     Proceeds from sale of common stock, net                                       -      17,471,155         38,175,700
     Proceeds from sale of preferred stock, net                                    -       9,403,846         17,707,346
     Proceeds from sale of common stock and related repricing rights
       subject to redemption, net                                                  -                -         1,830,000
                                                                       --------------   -------------     --------------

       Net cash (used in) provided by financing activities               (22,268,669)     28,299,120         60,950,078
                                                                       --------------   -------------     --------------

Net (decrease) increase in cash and cash equivalents                     (17,997,282)       (448,646)         2,048,257

Cash and cash equivalents at beginning of period                          20,045,539      20,501,676                  -
                                                                       --------------   -------------     --------------

Cash and cash equivalents at end of period                             $   2,048,257    $ 20,053,030      $   2,048,257
                                                                       ==============   =============     ==============


       See accompanying notes to condensed consolidated financial statements.

                        Fonix Corporation and Subsidiaries
                           [A Development Stage Company]

            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                  (Unaudited)


                                                                                       October 1,
                                                                                          1993
                                                           Nine Months Ended          (Inception) to
                                                             September 30,             September 30,
                                                       ---------------------------
Supplemental disclosure of cash flow information:         1999          1998             1999
                                                       ------------  -------------    ------------

      Cash paid during the period for interest         $ 1,068,882    $  747,629      $ 4,498,888

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the Nine Months Ended September 30, 1999:

     The Company entered into capital lease obligations for equipment in the amount of $57,332.

     Advances to employees totaling $59,986 were applied as payments on a related-party note payable.

     A total of 143,230 shares of common stock previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

     A total of 100,000 shares of common stock previously pledged to a law firm by certain officers and directors of the Company as collateral for legal work were sold by the law firm and the proceeds were used to pay for legal services totaling $72,335.

     A total of 970,586 shares of common stock previously held by certain shareholders and originally valued at $1,000,916 were returned to the Company in settlement of litigation.

     The Company issued 6,000,000 shares of common stock valued at $3,278,893 to the guarantors of the Series C convertible debentures as indemnification for the sale of their shares by the holders of the Series C convertible debentures held as collateral for these debentures. The proceeds of $3,278,893 received by the holders were used to pay liquidation damages and retire Series C convertible debentures in the amounts of $750,000 and $2,528,893, respectively.

     Preferred stock dividends of $997,146 were recorded related to the beneficial conversion features of Series D and Series E preferred stock.

     Preferred stock dividends of $635,160 were accrued on Series D and Series E preferred stock.

     Dividends totaling $828,212 were accrued relating to the liquidation damage provisions of Series D and Series E preferred stock and Series C convertible debentures.

     The Company issued 200,000 shares of common stock to an unrelated party for consulting fees valued at $100,000.

     A total of 131,667 shares of Series D preferred stock and related dividends of $96,193 were converted into 8,468,129 shares of common stock.

     A total of 135,072 shares of Series E preferred stock and related dividends of $66,015 were converted into 5,729,156 shares of common stock.

     In connection with the sale of HealthCare Solutions Group, $2,500,000 of the sales price was placed into an escrow account.

     A revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.

     Promissory notes held by certain shareholders were reduced by $414,991 in settlement of litigation.

For the Nine Months Ended September 30, 1998:

     The Company had a stock subscription receivable in the amount of $2,000,000 in connection with the issuance of 100,000 shares of Series E 4% Convertible Preferred Stock that was consummated as of September 30, 1998. This receivable was collected subsequent to period end.

     Preferred Stock Dividends of $1,553,001 were recorded related to the beneficial conversion features of Series D and Series E 4% Convertible Preferred Stock.

     The Company issued 1,390,476 shares of common stock and 608,334 shares of Series D 4% Convertible Preferred Stock in connection with the cancellation of existing reset provisions and costs associated with the issuance of Series D 4% Convertible Preferred Stock.

     Preferred Stock Dividends of $1,000,000 were recorded related to the issuance of 1,390,476 common shares and 608,334 shares of Series D 4% Convertible Preferred Stock in connection with the cancellation of existing reset provisions.

     Preferred   Stock  Dividends  of  $73,889  were  accrued  on  Series  D  4%
     Convertible Preferred Stock.

     The Company exchanged 150,000 shares of Series D 4% Convertible Preferred Stock for 150,000 shares of Series E 4% Convertible Preferred Stock.

     The Company issued 5,140,751 shares of common stock (having a market value of $8,353,720) and notes payable of $4,747,339 in connection with the acquisition of Articulate Systems, Inc.

     Preferred Stock Dividends of $131,660 were recorded related to the beneficial conversion features of Series B and Series C Convertible Preferred Stock.

     A total of 27,500 shares of Series B Preferred Stock and related dividends of $8,531 were converted into 193,582 shares of common stock.

     A total of 185,000 shares of Series C Preferred Stock and related dividends of $123,129 were converted into 1,295,919 shares of common stock.

     The Company issued 2,692,216 shares of common stock (having a market value of $16,995,972) in connection with the acquisition of AcuVoice, Inc.

        See accompanying notes to condensed consolidated financial statements.

                    Fonix Corporation and Subsidiaries
                       (A Development Stage Company)
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (Unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company as of the balance sheet dates and for the periods presented.

Operating results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K (Amendment No. 1) for the year ended December 31, 1998.

Recently Enacted Accounting Standards - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements as the Company does not currently hold any derivative or hedging instruments.

Reclassifications - Certain reclassifications have been made in the prior period condensed consolidated financial statements to conform with the current period presentation.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. At September 30, 1999 and 1998, there were outstanding common stock equivalents to purchase 90,535,319 and 38,413,473 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share. Net loss per common share amounts have been restated for all periods presented to reflect basic and diluted per share presentations.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the three and nine months ended September 30, 1999 and 1998:

                    Fonix Corporation and Subsidiaries
                       (A Development Stage Company)
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)



                                                            Three months ended September 30,
                                            -------------------------------------------------------------------------
                                                      1999                                      1998
                                            --------------------------------     ------------------------------------
                                                                Per share                             Per share
                                                     Loss         Amount                  Loss         Amount
                                            --------------------------------     ------------------------------------
Loss from continuing operations             $   (7,050,344)                      $  (17,388,076)
Preferred stock dividends                       (1,031,288)                          (2,626,890)
                                            ---------------                      ---------------
Net loss from continuing operations
    attributable to common stockholders         (8,081,632)   $    (0.11)           (20,014,966)    $    (0.37)
Discontinued operations                          3,654,499          0.05             (1,205,049)         (0.02)
Extraordinary items                                372,061          0.01                      -             -
                                            ----------------  ------------       ---------------    --------------------
Loss attributable to common stockholders    $   (4,055,072)   $    (0.05)        $  (21,220,015)    $    (0.39)
                                            ================  ============       ================   =====================

Weighted average common shares
    outstanding                                  76,479,555                          54,020,736
                                            ================                     ================

                                                             Nine months ended September 30,
                                            -------------------------------------------------------------------------------
                                                             1999                                     1998
                                            -------------------------------------     -------------------------------------
                                                                     Per share                                 Per share
                                                     Loss              Amount                  Loss             Amount
                                            -------------------------------------     -------------------------------------
Loss from continuing operations             $   (19,871,411)                          $   (33,987,567)
Preferred stock dividends                        (2,460,518)                               (2,626,890)
                                            -----------------                         -----------------
Net loss from continuing operations
    attributable to common stockholders         (22,331,929)   $    (0.33)                (36,614,457)    $    (0.73)
Discontinued operations                             662,920          0.01                  (1,205,049)         (0.02)
Extraordinary items                                 372,061          0.01                          -               -
                                           -----------------   -------------          ----------------    -----------------
Loss attributable to common stockholders   $    (21,296,948)   $    (0.32)            $   (37,819,506)    $    (0.75)
                                           =================   =============          ================    =================

Weighted average common shares
    outstanding                                  68,678,645                                50,385,468
                                            ================                          ================



2.   SALE OF THE HEALTHCARE SOLUTIONS GROUP

In September 1999, the Company completed the sale of the operations and a significant portion of the assets of its HealthCare Solutions Group (the "HSG") to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party, for up to $28,000,000. At the closing of this transaction, $21,500,000, less certain credits of $194,018 was paid and $2,500,000 was deposited into an 18-month escrow account in connection with the representations and warranties made by Fonix in the sales transaction. Any remaining amount up to $4,000,000 is an earnout contingent on the

                  Fonix Corporation and Subsidiaries
                     (A Development Stage Company)
         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (Unaudited)


performance of the HSG over the next two years. The Company will not record the contingent earnout, if any, until successful completion of the earnout period. The sale was approved by a majority of Fonix's stockholders. The proceeds from the sale were used to reduce certain of the Company's liabilities and to provide working capital to allow Fonix to focus on marketing and development opportunities for its Interactive Technology Solutions Group. The assets sold include inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets of the HSG. Additionally, L&H assumed the capital lease obligations related to the HSG and the obligations related to certain of the Company's deferred revenues.

On September 1, 1999, upon the closing of the Sale, the Company discontinued the operations of the HSG. The results of operations of the HSG have been reported separately as discontinued operations in the accompanying condensed consolidated statements of operations. Prior year results have been restated to provide comparability. The net assets (liabilities) of the HSG in the December 31, 1998 condensed consolidated balance sheet consist of the following:

         Inventory                                            $      72,582
         Other receivables                                            4,554
         Deferred revenues                                         (675,997)
                                                              --------------
              Net current assets (liabilities)                $   (598,861)
                                                              =============

         Property and equipment, net of
            accumulated depreciation of $27,367               $     182,981
         Intangible assets, net of accumulated
            amortization of $828,886                             19,379,131
         Other assets                                                22,343
                                                              --------------

             Net long-term assets                             $  19,584,455
                                                              ==============

Revenues from HSG's operations were $1,726,262 for the period from January 1, 1999 to September 1, 1999 and $103,517 for the nine months ended September 30, 1998. These amounts have not been included in revenues reported in the accompanying condensed consolidated statements of operations.

3.  FORGIVENESS OF TRADE PAYABLES AND ACCRUED INTEREST

In September 1999, the Company negotiated reductions of $221,376 in amounts due various trade vendors. Additionally, the Company negotiated reductions of $150,685 in accrued interest owed to certain note holders. These amounts have been accounted for as extraordinary items in the accompanying condensed consolidated statements of operations.

4.  ACQUISITIONS

The Company acquired AcuVoice, Inc. ("AcuVoice") in March 1998. AcuVoice developed and marketed text-to-speech ("TTS") technologies and products directly to end-users, systems integrators and original equipment manufacturers for use in the telecommunications, multi-media, education and assistive technology markets. In addition, the Company acquired PAI and Papyrus Development Corporation ("PDC") (together with PAI, "Papyrus") in October 1998. PAI developed, marketed and supported printing and cursive handwriting recognition software for "personal digital assistants", pen tablets and mobile phones under the trademark, Allegro(TM). PDC was a systems integration provider with expertise and intellectual property in embedded systems and enhanced Internet applications. The products and services formerly provided by AcuVoice and Papyrus are now provided by the Company's Interactive Technologies Solutions Group ("ITSG").

The Company also acquired Articulate Systems, Inc. ("Articulate") in September 1998. Articulate was a provider of voice recognition products to specialized segments of the healthcare industry under the PowerScribe(R) trade name. The

                     Fonix Corporation and Subsidiaries
                        (A Development Stage Company)
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (Unaudited)


Company operated the Articulate business through the HSG. The operations and substantially all the assets of the HSG were sold on September 2, 1999 (see Note
2). All of the acquisitions discussed above were accounted for as purchases.

The following unaudited pro forma financial statement data for the three and nine months ended September 30, 1998 present the results of operations of the Company as if the acquisitions of AcuVoice and Papyrus had occurred at January 1, 1998. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at January 1, 1998, or of future results. Purchased in-process research and development related to the acquisition of AcuVoice of $9,315,000 was expensed at the date of the AcuVoice acquisition and is not presented in the following pro forma financial statement data since it is a non-recurring charge directly attributable to the acquisition. Pro forma financial information for the acquisition of Articulate has not been included in the following pro forma financial statement as the operations and substantially all the assets of the HSG were sold September 2, 1999 (see Note 2). Additionally, the historical operating results of Articulate from the date of acquisition through September 30, 1998 have been excluded from the pro forma information.


                                                     Three Months Ended      Nine Months Ended
                                                      September 30,1998     September 30, 1998
                                                     -------------------    -------------------
Revenues                                            $        145,185         $     2,804,667

Net loss from continuing operations                     (13,932,394)             (22,211,826)

Net loss from continuing operations
   attributable to common stockholders                  (16,559,284)             (24,970,376)

Basic and diluted net loss
   per common share                                           (0.31)                   (0.49)

5. PAPYRUS SETTLEMENT

After the Papyrus acquisition closed in October 1998, the Company investigated some of the representations and warranties made by Papyrus to induce the Company to acquire the Papyrus companies. The Company determined that certain of the representations made by Papyrus and its executive officers appeared to be inaccurate. On February 26, 1999, the Company filed an action against the former shareholders of Papyrus alleging misrepresentation and breach of contract. In March and April 1999, five of the former shareholders of Papyrus filed actions against the Company alleging default under the terms of the promissory notes issued to them in connection with the Papyrus acquisition and certain other claims. Subsequently, the Company entered into agreements with the five former Papyrus shareholders for dismissal of the actions and cancellation of the promissory notes upon payment to the former shareholders of $1,217,384 (the "Settlement Payment") and return of 970,586 shares of restricted common stock previously issued to the five former shareholders in connection with the acquisition of Papyrus. The Company paid the Settlement Payment in September 1999 and the lawsuits described above have been dismissed.


6.  INTANGIBLE ASSETS

Intangible assets consist of purchased core technology and goodwill arising from the acquisitions of AcuVoice and Papyrus and direct costs incurred by the Company in applying for patents covering its technologies. Amortization is computed on a straight-line basis over the estimated useful lives ranging from five to eight years. Total accumulated amortization was $3,757,780 and $1,770,668 at September 30, 1999 and December 31, 1998, respectively, excluding amortization of $828,886 related to HSG at December 31, 1998. The unamortized portion of the purchased core

                  Fonix Corporation and Subsidiaries
                     (A Development Stage Company)
         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (Unaudited)


technology and goodwill related to the purchase of Articulate have been as a result of the Sale. Additionally, the amount of goodwill associated with the purchase of PAI was reduced by $1,415,908 in connection with the settlement payment in September 1999 (see Note 5).

7.  RELATED-PARTY AND OTHER NOTES PAYABLE

As of September 30, 1999, the Company had unsecured notes payable to former Papyrus stockholders in the aggregate amount of $77,625, which notes were issued in connection with the acquisition of Papyrus. The holders of these notes have not made demand for payment.

During the nine months ended September 30, 1999, the Company paid, or otherwise reduced through agreement (see Note 5), notes payable to various related parties totaling $8,414,255, plus accrued interest.


In September 1999, the Company paid other notes payable to unrelated parties aggregating $560,000 plus accrued interest. Additionally, a revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.


A revolving note payable in the amount of $19,988,193 at December 31, 1998, plus accrued interest, was paid in full in January 1999.

8.  SERIES C 5% CONVERTIBLE DEBENTURES

On January 29, 1999, the Company entered into a Securities Purchase Agreement with four investors pursuant to which the Company sold its Series C 5%, Convertible Debentures (the "Debentures") in the aggregate principal amount of $4,000,000. The outstanding principal amount of the Debentures is convertible at any time at the option of the holders into shares of the Company's common stock at a conversion price, subject to adjustment, equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Company's common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the Debentures in connection with this beneficial conversion feature. The Company also issued 400,000 warrants to purchase an equal number of the Company's common shares at a strike price of $1.25 per share in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the Debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. The Company recorded $1,062,500 as interest expense upon the issuance of the additional Debentures in connection with the beneficial conversion feature. The obligations of the Company for repayment of the Debentures, as well as its obligation to register the common stock underlying the potential conversion of the Debentures and the exercise of the warrants issued in these transactions, are personally guaranteed by the Guarantors (see Note 10). In connection with the March 3, 1999 funding, the Company agreed to grant a lien on the patent covering the Company's Automated Speech Recognition ("ASR") technologies as collateral for repayment of the debentures. However, to date no lien on the patent has been granted. The Guarantors guaranteed the obligations of the Company under the Debentures and pledged 6,000,000 shares of common stock of the Company beneficially owned by them as collateral security for their obligations under their guarantee.

The outstanding principal amount of the Debentures bears interest at a rate of 5%, payable on March 31, June 30, September 30, and December 31, and on each conversion date, of each year during the term of the Debentures. In addition, the interest on the outstanding principal amount of the Debentures may, at the Company's option, be paid in shares of the Company's Class A common stock calculated based upon the Debenture Conversion Price on the date such

                    Fonix Corporation and Subsidiaries
                       (A Development Stage Company)
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)


interest becomes due. The Company has not paid interest on the Debentures at any time since they were issued. Under the terms of the Debentures, the investors could charge penalties for such failure. However, the investors have waived all such penalties accruing prior to October 1, 1999.

Under the terms of the Debentures, in the event that the Company fails to file and have declared effective the registration statement registering the shares underlying the Debentures, the holders of the Debentures may elect penalty provisions to (a) reduce the conversion price by 2.5% per month until the registration statement is declared effective, or (b) receive 2.5% of the outstanding principal amount of Debentures per month, in cash. To date, the Company has not filed the registration statement or had it declared effective as required. However, all holders waived the penalty provisions through June 30, 1999. Additionally, some holders of the Debentures agreed to a partial waiver of their penalty provisions through September 30, 1999. The holders of the Debentures have agreed to waive the penalty provisions, contingent on the registration statement being declared effective by February 29, 2000. In the event that the registration statement is not declared effective by that date, the penalty provisions automatically apply, retroactive to October 1, 1999.


Subsequent to the March 3, 1999 funding, the holders of the Debentures notified the Company and the Guarantors that the Guarantors were in default of certain terms of the stock pledge agreement executed by the Guarantors in favor of the holders as a result of the Company's failure to register the resale of the shares underlying the Debentures, and that the holders may therefore exercise their right to sell the shares pledged by the Guarantors. The holders of the Debentures have subsequently informed the Company that they have sold the 6,000,000 shares pledged by the Guarantors and that proceeds from the sale of the pledged shares has aggregated $3,278,893. Of this total, $406,250 related to penalties attributable to default provisions of the stock pledge agreement and recorded was as interest expense and $343,750 related to provisions of the Series D Preferred Stock and has been recorded as preferred stock dividends. Both of these amounts were recorded during the three months ended September 30, 1999. The remaining $2,528,893 of the proceeds was applied as a reduction of the principal balance of the Debentures as of September 30, 1999. Additional
interest payable under the provisions of the stock pledge and related indemnification agreements has been recorded by the Company as an accrued liability in the amount of $731,250. Under its indemnity agreement in favor of the Guarantors, the Company will issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders and reimburse the Guarantors for any costs incurred as a result of the holders' sales of the Guarantors' shares (see Note 10).


On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market. The delisting was an event of default under the terms of the Debentures. Upon the occurrence of this event of default, the outstanding principal amount of the Debentures, together with accrued interest, became immediately due and payable in cash. However, the holders of the Debentures waived this event of default.

9.  STOCKHOLDERS' EQUITY

Common Stock Subject to Redemption - On December 21, 1998, the Company entered into a private placement securities agreement. Pursuant to the agreement, the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of redeemable common stock, an equal number of "Repricing Rights," Repurchase Rights, and warrants to purchase 200,000 shares of common stock. Each Repricing Right entitles the holder to receive a number of additional shares of common stock for no additional consideration according to a formula ("Repricing Rights") based on the lowest closing bid price of the Company's common stock during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The repricing rights became exercisable on March 21, 1999.

Each holder of the Repurchase Rights has the right, based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares or Repricing Rights. The Repurchase Rights may only be exercised simultaneously with or after the occurrence of a major transaction or triggering event. Major transactions and triggering

                      Fonix Corporation and Subsidiaries
                         (A Development Stage Company)
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


events consist of, among others, certain consolidations, mergers or other business combinations, the sale or transfer of all or substantially all the Company's assets, a purchase, tender or exchange offering of more than 40 percent of the Company's outstanding common stock made and accepted, the failure to have a related registration statement declared effective prior to June 19, 1999 or a suspension from listing or delisting of the Company's common stock for a period of more than three days. As a registration statement registering the shares and the shares underlying the Repricing Rights was no declared effective by June 19, 1999, and the Company's Class A common stock has been delisted from the Nasdaq SmallCap Market, the holders had the right to exercise the Repurchase Right. However, the holder has waived its right to exercise the repurchase option as a result of the delisting of the Class A common stock from the Nasdaq SmallCap Market and deferred until March 1, 2000, its right to require repurchase as a result of the Company's failure to register the shares underlying the Repurchase Rights and the Class A common stock. If such shares are not registered before March 1, 2000, the holder may exercise the Repurchase Rights.

The repurchase price for the common stock is $1.3875 per share. The repurchase price for the Repricing Rights is based on a formula using the Repricing Rate and the last reported sale price of the Company's common stock on the date of the exercise of the repurchase right.

Series D and E Preferred Stock - During the nine months ended September 30, 1999, 131,667 shares of Series D preferred stock and 135,072 shares of Series E preferred stock, together with related dividends on each, were converted into 8,467,129 shares and 5,729,156 shares, respectively, of the Company's common stock. After the above conversions 876,667 shares of Series D preferred stock remain outstanding.

On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market, in part because the stock price had been below $1.00 per share since approximately March 1999 (see Note
15). However, the Company's Class A common stock is currently trading on the OTC Bulletin Board.

The delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was an event of default under the terms of the Series D preferred stock. Upon the occurrence of an event of default, the Company was required to pay to each holder of Series D preferred stock a fee of two percent of the purchase price of the Series D preferred stock in cash for each month during which the stock is delisted. However, the holders of the Series D preferred stock have waived this event of default.

Common Stock - The Company incurred an obligation to issue 6,000,000 shares of common stock to two individuals who are executive officers and directors and one individual who is a former officer and director of the Company in satisfaction of an indemnification agreement wherein the Company was required to pay any sums the three individuals paid for the benefit of the Company. The shares are to be issued to replace shares beneficially owned by the three individuals and sold by the holders of the Debentures and Series D preferred stock (see Note 10).

On June 2, 1999, the Company issued 200,000 shares of common stock (having a market value of $100,000 on that date) to an unrelated individual in payment for consulting services rendered.

In April 1999, five former PAI shareholders agreed to cancel 970,586 shares of common stock to the Company reducing the total shares they had received from the Company in the 1998 acquisition of PAI from 3,111,114 shares to 2,140,528 shares. The shares were effectively canceled in September 1999 in connection with the Settlement Payment (see Note 5). The original fair market value of $1,000,917 associated with the canceled shares is reflected as a reduction to goodwill associated with the purchase of PAI.

                      Fonix Corporation and Subsidiaries
                         (A Development Stage Company)
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)




Common Stock Options - During the nine months ended September 30, 1999, the Company granted 754,500 stock options to employees at exercise prices ranging from $0.59 to $1.78 per share. Additionally, 9,500 stock options were granted to two consultants for services provided to the Company. The fair market value of the consultant options was $1.32 per share, or $12,540 in total, using the Black-Scholes pricing model and was charged to product development and research expense. The term of all options granted during this nine month period is ten years from the date of grant. Of the stock options issued, 726,334 vested immediately, 18,834 vest six months after issuance and 18,832 vest one year after issuance. The weighted average fair value of the options granted to employees during the nine months ended September 30, 1999 was $1.31 per share using the Black-Scholes pricing model. Had compensation expense for the issuance of these options been recorded in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss from continuing operations attributable to common stockholders would have been $22,281,723 or $0.32 per share for the nine months ended September 30, 1999. As of September 30, 1999, the Company had a total of 15,536,582 options outstanding.

Effective May 7, 1998, the Company entered into a one-year professional services agreement with a public relations firm. The minimum monthly retainer was $15,000 per month. In connection with this agreement, the firm was granted options to purchase 100,000 shares of the Company's common stock at $3.75 per share. In May 1999, the Company negotiated a termination of this agreement for a cash payment of approximately $33,000 and the grant of options was rescinded.

Common Stock Warrants - During the nine months ended September 30, 1999, the Company granted warrants to L&H in connection with loans made to the Company in April and May 1999 totaling $6,000,000. These warrants allow L&H to purchase 850,000 shares of common stock of the Company at exercise prices ranging from $0.60 to $0.70 per share. Of these warrants, 250,000 expired October 18, 1999 without being exercised. The remaining 600,000 warrants expire May 17, 2001. The fair value of the warrants was $0.14 and $0.35 per share for the 250,000 and 600,000 warrants, respectively, using the Black-Scholes pricing model. The value of the warrants totaled $246,240 and was amortized as a financing expense over the term of the loans.

On February 11, 1998, the Company entered into a First Statement of Work and License Agreement with Siemens Semiconductor Group of Siemens Aktiengesellschaft ("Siemens") under which the Company and Siemens are jointly pursuing the development of Siemens' integrated circuits incorporating ASR and other related technologies for use in certain telecommunications applications. In connection with the license agreement Siemens purchased warrants to acquire 1,000,000 shares of restricted common stock at an average exercise price of $20 per share with expiration dates ranging from December 31, 1998 to December 31, 1999. As of September 30, 1999, 800,000 of the warrants originally issued had expired and 200,000 of the warrants remain outstanding at an average exercise price of $30.00 per share.

As of September 30, 1999, the Company had a total of 2,475,000 warrants outstanding.

10.  RELATED-PARTY  TRANSACTIONS

Related-party transactions with entities owned by two individuals who are executive officers and directors and one individual who is a former officer and director of the Company for the nine months ended September 30, 1999 and 1998 were as follows:


                                       1999                  1998
                                  -------------        ---------------
Expenses:
     Base rent                    $   93,312           $     83,788
     Leasehold improvements       $       -            $     35,247

                    Fonix Corporation and Subsidiaries
                       (A Development Stage Company)
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)

The Company rents office space under a month-to-month lease from Studdert Companies Corporation ("SCC"). SCC is owned by the three individuals described above. The lease from SCC is guaranteed by the three individuals. The lease requires monthly payments of $10,368. The Company believes the terms of the related-party lease are at least as favorable to the Company as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

Guaranty of Company Obligations and Related Indemnity Agreement - The Guarantors have guaranteed certain obligations of the Company (see Note 8), including the Company's obligations under the Debentures. As security for some of the guarantees, the Guarantors pledged shares of Fonix common stock beneficially owned by them. In September 1999, the Company paid in full a note payable to an unrelated third party that had previously been guaranteed by the Guarantors. The Guarantors pledged 6,000,000 shares of the Company's common stock beneficially owned by them as collateral security for the Company's obligations regarding the Debentures.

The Company agreed to indemnify the Guarantors if they were required to pay any sums for the benefit of the Company under their guaranty of provisions of the Debentures. The indemnity agreement provides that the Company will issue shares of the Company's common stock of sufficient value to reimburse the Guarantors in full, plus interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom. Additionally, in consideration for the pledge of the Company's common shares as collateral for the Debentures, the Board of Directors authorized the issuance to the Guarantors of one common stock purchase warrant for every three shares pledged. However, subsequent to the Board of Directors' authorization, the Guarantors declined to accept the warrants and they were not issued.

Subsequent to the March 3, 1999, funding, the holders of the Debentures notified the Company and the Guarantors that the Guarantors were in default of certain terms of the stock pledge agreement as a result of the Company's failure to register in a timely manner the resale of the shares underlying the Debentures, and that the holders may exercise their right to sell the shares pledged by the Guarantors. The holders of the Debentures have subsequently informed the Company that proceeds from the sale of the 6,000,000 pledged shares has aggregated $3,278,893. Under its indemnity agreement in favor of the Guarantors, the Company is obligated to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the Debentures. Additionally, the Company has recorded a related party liability of $1,296,600 as a reimbursement to the Guarantors for the income taxes incurred by the Guarantors as a result of the holders' sales of the Guarantors' shares.

In December 1998, the Guarantors guaranteed certain additional obligations of the Company. As security for some of the guarantees, the Guarantors also pledged shares of the Company's common stock beneficially owned by them. In March 1999, 143,230 of the shares previously pledged by the Guarantors to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares previously pledged by the Guarantors to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company.

As of September 30, 1999, no guarantees remain outstanding. However, the Company anticipates that in the future the Guarantors may request that the Company provide indemnity and/or compensation for the guarantees, advances and/or pledges by the Guarantors for the benefit of the Company. To the extent such requests, if any, are reasonable and of a nature similar to what the Company would grant to unrelated parties in similar transactions, the Company presently anticipates that it will submit any such requests to the Board of Directors for consideration.

                       Fonix Corporation and Subsidiaries
                          (A Development Stage Company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

11.  PRODUCT DEVELOPMENT AND RESEARCH

Synergetics - In October 1993, the Company entered into an agreement with Synergetics, a research and development entity, to develop certain technologies related to the Company's ASR technologies. Under the terms of the Synergetics agreement, the Company expended $186,455 during the nine months ended September 30, 1999 for product development and research efforts. No amounts were expended during the three months ended September 30, 1999.

IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2, a research and development entity, to provide assistance to the Company in the development of specific ASR technologies. The President of IMC2 is also the President of Synergetics. The professional services agreement is for a term of 36 months and requires the Company to make monthly payments of $22,000. Under the terms of the agreement, the Company expended $66,000 and $198,000 during the three and nine months ended September 30, 1999, respectively.

Adiva- Beginning in 1998, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC2. The Company expended $63,395 during the nine months ended September 30, 1999 for research and development efforts. No amounts were expended during the three months ended September 30, 1999.

12.  COMMITMENTS AND CONTINGENCIES

Employment Agreements - In January 1998, the Company entered into employment contracts with two employees which expire in January 2001. The minimum annual salary payments required by these contracts total $405,000. In January 1999, the Company announced a cost reduction program for the Company's 1999 operating year wherein the two employees referred to above agreed that their compensation would be reduced 30 percent effective February 1999.

Executive Employment Agreements - On November 1, 1996, the Company entered into employment contracts with three executive officers (one of whom is no longer an executive officer) which expire on December 31, 2001. The annual base salary pursuant to the contracts with each executive officer for the year ended December 31, 1999 is $425,000. In January 1999, the Company announced a cost reduction program for the Company's 1999 operating year wherein the two remaining executive officers agreed that their annual compensation would be reduced to $297,500 commencing February 1999. At the same time, Stephen M.
Studdert resigned as the Company's Chief Executive Officer. His employment agreement was canceled and he entered into a separation agreement pursuant to which he will be paid $250,000 per year through January 31, 2001 and $100,000 for the year ended January 31, 2002.

Sublease of Office Facilities - Effective May 14, 1999, the Company entered into an agreement to sublease 10,224 square feet of its Draper, Utah facility to an unrelated third party. The agreement requires the sublessee to pay $13,961 per month, or approximately 40 percent of the Company's monthly obligation under the primary lease agreement through December 31, 2000. The sublessee has the option to extend the term by two additional three-month periods.

Effective May 25, 1999, the Company entered into an agreement to sublease 8,048 square feet of a total 10,048 square feet of its Cupertino, California facility to an unrelated third party. The remaining 2,000 square feet occupied by the Company may be turned over to the sublessee no sooner than six months nor later than nine months from the commencement of the sublease. The agreement requires the sublessee to pay $28,346 per month, or approximately 80 percent of the Company's obligation under the primary lease agreement through the six to nine month period of reduced occupancy by the Company and 100 percent thereafter through May 31, 2003.

Operating Lease - In March 1999, the Company entered into an agreement to lease office space in Cleveland, Ohio for sales and installation personnel of the HSG. The lease is for three years at a monthly rate of $4,260 and became effective May 1, 1999. Future aggregate minimum obligations under this operating lease are $144,840. Under the terms of the sale of the HSG, L&H assumed this operating lease obligation in September 1999.

                    Fonix Corporation and Subsidiaries
                       (A Development Stage Company)
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)


Capital Lease Obligations - In January 1999, the Company entered into a noncancelable capital lease arrangement for telephone equipment at its HSG facility in Woburn, Massachusetts. In May 1999, the Company entered into a noncancelable capital lease arrangement for telephone equipment at its HSG facility in Cleveland, Ohio. Future aggregate minimum obligations under these capital leases, net of amounts representing interest, aggregate approximately $51,000. Under the terms of the sale of the HSG, L&H assumed these capital lease obligations in September 1999.

Royalty Agreements - The Company has entered into various technology license agreements. Generally, the agreements require the Company to pay royalties at specified dollar amounts in connection with each product sold that utilizes technologies licensed by the Company under these agreements. Royalty expense is accrued at the time product revenues incorporating the licensed technologies are recognized. There were no sales of products incorporating these licensed technologies during the nine months ended September 30, 1998. Royalty expenses of $37,238 and $100,763, all related to the HSG, were incurred during the three and nine months ended September 30, 1999, respectively, and have been included in the loss from discontinued operations.

13. LITIGATION

Clarke - On August 28, 1998, John R. Clarke and Perpetual Growth Fund, a company Clarke's spouse purportedly owns, commenced an action against the Company in federal court for the Southern District of New York. Clarke and Perpetual Growth asserted claims for breach of contract relating to certain financing the Company received during 1998. Specifically, Clarke and Perpetual Growth alleged that they entered into a contract with the Company under which the Company agreed to pay them a commission of five percent of all financing provided to Fonix by Southridge Capital Management or its affiliates. Clarke and Perpetual claim that they are entitled to commissions with respect to approximately $3,000,000 of equity financing to the Company in July and August 1998, and the Company's offerings of Series D and Series E preferred stock, totaling together $12,000,000, in August and September 1998.


The Company believes that the Clarke lawsuit is without merit and filed a motion to dismiss based upon the court's lack of personal jurisdiction over the Company. The court granted the Company's motion to dismiss. Clarke and Perpetual Growth appealed the dismissal and their appeal has been denied. The Company has filed a suit against Clarke and Perpetual Growth in federal court for the Central District of Utah seeking a declaratory judgment that it does not owe any money to Clarke and Perpetual Growth. Now that the action in New York has been dismissed and the appeal denied, the Company intends to vigorously pursue the Utah action.


OGI - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that Fonix was in default under three separate agreements between the Company and OGI in the total amount of $175,000. On or about September 23, 1999, the Company responded to OGI's demand and denied the existence of a default under the three agreements identified by OGI. Moreover, the Company asserted a counterclaim against OGI in an amount not less than $250,000. The arbitrator appointed by the American Arbitration Association will conduct a scheduling conference in January 2000 to set dates for the proceeding, including the date of the arbitration hearing.

In addition to the above, the Company is involved in various lawsuits, claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not materially affect the consolidated financial position or results of operations of the Company.

                      Fonix Corporation and Subsidiaries
                         (A Development Stage Company)
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


14.  REPORTABLE SEGMENTS

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement requires disclosures related to components of a company for which separate financial information is available and evaluated regularly by the Company's chief operating decision makers in deciding how to allocate resources and in assessing performance. As a result of the sale of the HSG in September 1999 (see Note 2), management believes that the Company has only one operating segment because the Company's remaining core business consists only of operations derived from the Interactive Technologies Solutions Group.

15.  SUBSEQUENT EVENTS

Shareholders Meeting - At the Company's annual shareholder meeting held October 29, 1999, 59,497,418 shares were represented in person or by proxy. The shareholders approved amendments to the Company's certificate of incorporation that (A) created a new class of common stock designated as Class B Non-Voting Common Stock with 1,985,000 Class B shares authorized; and (B) redesignated the Company's current common stock as Class A Common Stock and changed each share of existing common stock into a share of Class A Common Stock. Additionally, the shareholders approved an amendment to the Company's certificate of incorporation that increased the number of common shares authorized to be issued from 100,000,000 to 300,000,000 and increased the number of authorized preferred shares from 20,000,000 to 50,000,000. The Class B shares were authorized to provide for the conversion of 1,935,000 common shares issued in the acquisition of Articulate Systems, Inc., to a non-voting class of stock as provided in the acquisition agreement. The Company does not intend to register its Class B Non-Voting Common Stock. The shareholders also approved a series of transactions pursuant to which the Company issued its Series D 4% preferred stock and Series E 4% preferred stock.

Appointment of Director - Effective October 29, 1999, Mark S. Tanner was appointed as a member of the Company's Board of Directors. Mr. Tanner becomes the second independent member appointed to the Board of Directors during 1999. Previously, on September 2, 1999, William A. Maasberg, Jr. was appointed as an independent member of the Company's Board of Directors.


Conversion of Series D Preferred Stock - Subsequent to September 30, 1999, a total of 494,944 shares of Series D preferred stock, together with related dividends, were converted into 38,785,142 shares of the Company's common stock. After the above conversions 381,723 shares of Series D preferred stock remain outstanding.


Delisting from the Nasdaq SmallCap Market - Until recently, the Company's Class A common stock traded on the Nasdaq SmallCap market which requires, for continued listing, a minimum bid price of at least $1.00 per share. At June 29, 1999, the Company's Class A common stock had traded below $1.00 for more than thirty consecutive trading days. On June 29, 1999, the Company received a letter from Nasdaq indicating that unless the minimum bid price for the Company's Class A common stock returned to at least $1.00 per share for at least ten consecutive trading days prior to September 29, 1999, the Company's shares would be delisted from the Nasdaq SmallCap Market on October 1, 1999. The Company appealed Nasdaq's notice and listing determination in September 1999. Nasdaq held a hearing on the matter on October 28, 1999.

On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market, in part because the stock price had been below $1.00 per share since approximately March 1999. The Company is currently evaluating its options, including the possibility of appealing the delisting decision. However, the Company's Class A common stock is currently trading on the OTC Bulletin Board.

Additionally, the delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was an event of default under the terms of the Debentures. Upon the occurrence of an event of default, the outstanding principal amount of all of the Debentures, together with accrued interest and all other amounts owing in respect thereof, became immediately due and payable in cash. However, the holders of the Debentures have waived this event of default.

                      Fonix Corporation and Subsidiaries
                         (A Development Stage Company)
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


Finally, the delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was a triggering event giving rise to certain repurchase rights in connection with the Company's Series D and Series E preferred stock. The holders of the Repurchase Rights had the right to require Fonix to repurchase some or all of the investor's Class A common shares and Repricing Rights. However, the holders have waived this event of default.

Recent Financing Activities -Fonix has recently entered into an agreement with four investors whereby Fonix intends to sell to the investors a total of 250,000 shares of its Series F 6% Convertible Preferred Stock (the "Series F Preferred Stock"), in return for payment of $5,000,000. It is anticipated that the Series F Preferred Stock will be convertible into shares of Fonix's Class A common stock during the first six months following the closing of the transaction at a price of $0.75 per share, and thereafter at a price equal to 90% of the average of the three lowest closing bid prices in the twenty-day trading period prior to the conversion of the Series F Preferred Stock. Fonix anticipates that the investors will receive registration rights which will require Fonix to file a registration statement covering the shares underlying the Series F Preferred Stock, and that Fonix will have the option of redeeming any outstanding Series F Preferred Stock. Although Fonix has received approximately $1,000,000 as an advance in connection with this financing, the securities purchase agreement has not been signed. Accordingly, the terms may differ from those set forth in this paragraph.

                           Index to Pro Forma Financials

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Year Ended December 30, 1998                                        PF-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements    PF-3

                         Fonix Corporation and Subsidiaries
                            (A Development Stage Company)
        Unaudited Pro Forma Condensed Consolidated Statement of Operations
                        For the Year Ended December 31, 1998


                                                                                                     Pro Forma
                                                            Fonix        AcuVoice      Papyrus       Adjustments    Consolidated
                                                         Corporation    (Note 2 a)    (Note 2 b)    (Note 2)         Pro Forma
                                                        -------------  ------------  -----------   -----------     --------------

Revenues                                                $  2,604,724   $     46,735  $   259,839   $         -     $  2,911,298
Cost of revenues                                              35,440          7,466       51,500             -           94,406
                                                        ------------   ------------  -----------   -----------     ------------

      Gross Profit                                         2,569,284         39,269      208,339             -        2,816,892
                                                        ------------   ------------  -----------   -----------     ------------

Operating costs and expenses:
   Product development and research                       13,060,604         34,546            -             -       13,095,150
   Selling, general and administrative                    10,529,910        156,501    1,064,624       924,770 (c )  12,675,805
   Purchased in-process research and development           9,315,000              -            -    (9,315,000)(d )           -
                                                        ------------   ------------  -----------   -----------     ------------

      Total operating costs and expenses                  32,905,514        191,047    1,064,624    (8,390,230)      25,770,955
                                                        ------------   ------------  -----------   -----------     ------------

Loss from operations                                     (30,336,230)      (151,778)    (856,285)    8,390,230      (22,954,063)

Other income (expense)
   Interest  income                                        1,075,021          7,766            -             -        1,082,787
   Interest expense                                       (1,470,689)        (7,941)           -             -       (1,478,630)
   Cancellation of common stock reset provision           (6,111,577)             -            -             -       (6,111,577)
                                                        ------------   ------------  -----------   -----------     ------------

Loss from continuing operations                          (36,843,475)      (151,953)    (856,285)    8,390,230      (29,461,483)
                                                                                                                           -
      Preferred stock dividends                           (4,797,249)             -            -             -       (4,797,249)
                                                        ------------   ------------  -----------   -----------     ------------

Net loss from continuing operations attributable
   to common stockholders                               $(41,640,724)  $   (151,953) $  (856,285)  $  8,390,230    $(34,258,732)
                                                        ============   ============  ===========   ===========     ============

Basic and diluted net loss from continuing operations
   per common share                                     $      (0.79)                                              $      (0.65)
                                                        ============                                               ============

Weighted average common shares outstanding                52,511,185                                                 52,511,185
                                                        ============                                               ============

          See accompanying notes to Unaudited Pro Forma Condensed
                    Consolidated Statement of Operations

                       FONIX CORPORATION AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
           NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

Acquisition of AcuVoice -In March 1998, the Company acquired AcuVoice, Inc. ("AcuVoice"). AcuVoice developed and marketed text-to-speech technologies and products directly to end-users, systems integrators and original equipment manufacturers for use in the telecommunications, multi-media, education and assistive technology markets. These same products and services are now provided by the Company's Interactive Technologies Solutions Group. The acquisition was accounted for as a purchase.

Acquisition of Papyrus - In October 1998, the Company acquired Papyrus Associates, Inc. ("PAI"), and Papyrus Development Corporation ("PDC") (together with PAI, "Papyrus"). PAI developed, marketed and supported printing and cursive handwriting recognition software for "personal digital assistants", pen tablets and mobile phones under the trademark, Allegro. PDC was a systems integration provider with expertise and intellectual property in imbedded systems and enhanced Internet applications. These same products and services are now provided by the Company's Interactive Technologies Solutions Group. The acquisition was accounted for as a purchase.

HealthCare Solutions Group - In September 1998, the Company acquired Articulate Systems, Inc. ("Articulate"). Articulate was a provider of voice recognition products to specialized segments of the healthcare industry. On December 31, 1998, the Company acquired certain assets of the MRC Group, Inc. ("MRC") related to MRC's selling, marketing and servicing Articulate products. The products and services of Articulate and MRC were provided by the Company's HealthCare Solutions Group ("HSG"). These acquisitions were accounted for as purchases.

On September 1, 1999, the Company sold the operations and a substantial portion of the assets of its HSG to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party, for up to $28,000,000. At the closing of the transaction, $21,500,000, less certain credits of $194,018 was paid and $2,500,000 was deposited into escrow account in connection with the representations and warranties made by Fonix in the sales transaction. Any remaining amount, up to $4,000,000, is an earnout and contingent on the performance of HSG over the next two years.

Pro Forma Financial Statements - The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 present the results of operations of the Company as if the acquisitions of AcuVoice and Papyrus had occurred at the beginning of 1998. The pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of future results or what would have occurred had the acquisitions actually been made at the beginning of 1998.

Due to the sale of HSG, the operations and net assets of HSG are accounted for as discontinued operations. Consequently, pro forma presentation is not included in the accompanying pro forma condensed consolidated statement of operations for the year ended December 31, 1998.

Proforma financial statements as of September 30, 1999 and for the nine months then ended are not included as the effects of the acquisitions and disposition have been included in the Fonix Corporation historical financial statements for these periods.

The accompanying unaudited pro forma financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998 and Forms 10-Q (as amended) for the periods ended September 30, 1999, June 30, 1999 and March 31, 1999. The historical financial statements of AcuVoice, Inc. and the notes thereto included in the Company's Current Report on Form 8-K/A filed on May 21, 1998.

NOTE 2.  PRO FORMA ADJUSTMENTS

(a) The historical operations of AcuVoice from December 1, 1998 through February 28, 1999 adjusted for the 18-day period from March 14, 1998 to March 31, 19998 wherein the operations of AcuVoice are included in the Fonix Corporation historical financial statements. This adjustment is made so as to not be duplicative when consolidating with the historical operations of AcuVoice. AcuVoice's fiscal year ended November 30 and Fonix Corporation's fiscal year ended December 31. The operations of AcuVoice subsequent to its acquisition on March 14, 1998 have been included in the Fonix Corporation historical financial statements for the year ended December 31, 1998.

(b) The historical operations of Papyrus from January 1, 1998 through October 29, 1998. The operations of Papyrus subsequent to its acquisition on October 29, 1998 have been included in the Fonix
         Corporation historical financial statements for the year ended December 31, 1998.

(c) Amortization of $11,192,000 in purchased core technology and $4,832,840 in goodwill associated with the acquisition of AcuVoice and amortization of $5,018,658 in goodwill associated with the acquisition of Papyrus.

(d) Purchased in-process research and development in the amount of $9,315,000 was expensed at the date of the acquisition of AcuVoice. This expense is a non recurring charge directly attributable to the acquisition and is therefore eliminated from the proforma condensed consolidating statement of operations for the year ended December 31, 1998.